Corporate Profile

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Contents

2	Letter from the President & CEO

9	Letter from the Board Chair

12	Management’s Discussion and Analysis

96	Financial Statements and Notes

127	11-Year Financial Highlights

128	Directors & Officers

129	Selected Financial & Operating Highlights

130	Corporate & Shareholder Information

Annual Meeting
The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 7, 2008, Agrium Place, 13131 Lake Fraser Drive S.E., Calgary, Alberta. Shareholders of record on March 17, 2008, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.

Agrium • 2007 annual report

Agrium is well positioned to capitalize on
unprecedented strength in the agriculture
and crop nutrient markets with businesses
that span the value chain: Retail, Wholesale
and Advanced Technologies.

      Agrium • 2007 annual report

Letter from the President & CEO

Michael M. Wilson

Strong market
fundamentals
helped Agrium
achieve exceptional
results in 2007 that
have continued
into 2008
This was a pivotal year for Agrium, both in terms of our financial results and in proving out our growth strategy. As a leading provider of crop inputs across the entire agriculture value chain, we benefited from unprecedented strength in global agriculture and crop nutrient markets in 2007. Furthermore, we have started 2008 with fundamentals for the agricultural sector that are the strongest we have ever seen.
It was a year of records for your Company, with earnings at their highest level in Agrium’s history for all three of our operating business units: Wholesale, Retail and Advanced Technologies. These results were supported by record grain and oilseed prices and expanded acreage in 2007, which have continued into 2008. These strong market fundamentals helped push Wholesale nutrient prices and margins to record levels in 2007. It also resulted in sales of crop protection products, seed and services surpassing $1-billion in 2007, with seed sales alone increasing 23 percent this year. Our record earnings were also supported by numerous initiatives we undertook to strengthen the base operations and grow our business across the value chain over the past few years.

Agrium • 2007 annual report

2007 Performance in Review
On a consolidated basis our net earnings were $441-million ($3.25 diluted earnings per share) in 2007, easily surpassing 2006 and our previous record earnings achieved in 2005 of $283-million ($2.12 diluted earnings per share).
Financial highlights from our key businesses and products included:
•	Our Retail operations almost doubled their earnings in 2007, reaching $210-million in earnings before interest expense, income taxes, depreciation, amortization and asset impairment (EBITDA) for the year, versus $125-million in 2006. This was above our stated target of approaching $200-million in EBITDA for the year. We anticipate that our EBITDA from our Retail business will surpass $550-million on a combined basis in light of the acquisition of United Agri-Products (UAP) announced in December 2007 and including the anticipated annual synergy figure of over $115-million by 2010.

•	Earnings from our Wholesale operations were outstanding. Wholesale’s EBITDA contribution reached $786-million in 2007, more than double last year’s level and well above the previous record set in 2005. This was a result of record gross profit for each of the three major nutrient groupings we produce and market. Gross profit for nitrogen was $561-million, almost double last year’s level. Potash gross profit also reached a record $167-million in 2007 thanks to a 32 percent increase in sales volumes and higher selling prices. Our phosphate business experienced a dramatic turnaround in 2007 with a four fold increase in gross profit to reach a record $118-million in 2007. Phosphate margins averaged $116 per tonne in 2007 and climbed to $177 per tonne by the fourth quarter.

•	Our Advanced Technologies business unit contributed over $249-million in sales, $55-million in gross profit and $29-million in EBITDA in 2007. This business unit specializes in providing products that further enhance crop productivity by offering specialty crop nutrient products that are more efficient, effective and environmentally friendly to a broad range of customers across North America and around the world. We more than doubled our ESN® sales reaching 120,000 tonnes in 2007 and anticipate a further increase in sales volumes in 2008 based on strong customer demand.
Challenges arise in any business no matter how positive the year and 2007

Gross Profit Improvement Across All Businesses & Products (millions of U.S. dollars)

2006
2007
750
600
450
300
150
676
495
561
291
167
98
118
27
55
19
Retail
Nitrogen
Potash
Phosphate
AT

was no exception. The key challenges we faced in 2007 pertained primarily to the supply of feedstock at our two international nitrogen facilities. Our Kenai, Alaska nitrogen facility was forced to cease operations in October 2007, due to a shortage of natural gas supply in Alaska’s Cook Inlet. The book value of this facility was written off in 2005 as it has faced reduced gas supplies and lower margins for

     Agrium • 2007 annual report

the past four years and as a result, the financial impact from the closure will be small. I would like to thank our employees at Kenai for their dedication and hard work over the years in an uncertain environment. We also experienced temporary gas supply interruptions at our Profertil facility in Argentina that reduced production volumes in the winter as a result of an unusually cold winter in Argentina.
Unprecedented Strength in Agriculture in an Uncertain Economy
Prices have reached unprecedented heights over the past year for most of the major grains and oilseeds. The strength in grain prices is a demand driven event that industry analysts believe is long-term, rather than the more common weather event impacting supply. Grain prices for virtually all major crops are more than double their historic levels and we believe are likely to stay elevated, which will benefit all three of our business units.
Agrium’s share price has appreciated considerably over the past few years, as demonstrated by the share price graph. In 2007, Agrium’s share price more than doubled in value and has more than tripled in value over the past two years. As strong as these returns have been, we believe we continue to be the best investment choice in the agriculture sector when looking at the quality of our assets, earnings potential relative to valuation and taking into consideration how we have transformed the Company by continuing to add further diversity and growth to our earnings profile.
Global equity markets came under severe pressure during the first few months of 2008, based on concerns that the U.S. economy may be moving toward a recession. The reality is that the market fundamentals and outlook for our business and earnings continue to be excellent and are expected to remain strong even if a slowdown in U.S. economic activity were to occur.
Agrium’s 2007 Scorecard & 2008 Priorities
Setting goals, striving to achieve them and measuring the results are an integral process of Agrium’s continuous improvement.
Outlined below are the key priorities highlighted last year, as well as a report on how we did in delivering on our goals.

Agrium • 2007 annual report

Priority:	Capture $45-million in annualized retail synergies from the Royster-Clark acquisition by the end of 2007, as evidenced by Retail EBITDA growth.
We are particularly proud of our accomplishment in delivering synergies from the 2006 acquisition of Royster-Clark. We exceeded an already aggressive synergy target in less time than originally expected. We fully integrated this business in a timely manner with minimal disruptions to staff and customers. We were able to deliver as much in synergies from the Royster-Clark acquisition as they made on their retail assets in their best year. This was clearly a successful and accretive transaction in every sense. The experience gained from this acquisition also helped to better prepare us to move forward with the UAP acquisition at the end of 2007.

Priority:	Address technical rock processing issues at our phosphate mine in Kapuskasing, Ontario.
We successfully addressed the rock processing challenges at our Kapuskasing, Canada phosphate mine in 2007. The combination of high iron content and hardness of the rock at our Canadian phosphate mine resulted in higher costs and lower rock output starting in late 2006 and through the first half of 2007. The mine is now operating at full rates and we were able to lower our rock cost in local currency terms by more than 30 percent by late 2007 as compared to the same period last year.

Priority:	Complete the potash capacity expansion at our Vanscoy potash mine and the Canpotex test run to prove out the expansion and reach a decision on whether to proceed to the next phase of the Vanscoy potash expansion.
We completed our potash capacity expansion in 2007, although it took longer than originally expected to consistently operate at full rates. We anticipate completing our Canpotex test-run to officially prove-out our capacity expansion figures in late 2008. We have elected to postpone the test-run to ensure we are optimizing our run rate and given that the returns from the domestic market are likely to remain well above international markets for much of 2008. Major capital projects in Western Canada continue to face significant delays and cost overruns due to limited availability of labor, engineering and specific equipment. These considerations have also impacted the timeline for evaluating the next potash expansion, of which a decision will be made in 2008, and the proposed gasification project in Alberta, which is currently on hold.

Priority:	To move forward with a decision on construction of the Egypt nitrogen facility.
We announced we are proceeding with construction of a world scale 1.4 million tonne nitrogen facility in Egypt in May 2007, with completion expected in late 2010. Agrium has a 60 percent equity interest in the project. We expect the facility to have one of the lowest operating costs in the world, with a long-term competitively priced gas contract and prime access to world markets.

Priority:	Imbed Agrium’s commitment to superior Environmental, Health and Safety (EH&S) performance to the former Royster-Clark, Nu-Gro and Pursell facilities.
We successfully imbedded Agrium’s EH&S culture into these new businesses in 2007. Our strategy in any acquisition is a rapid integration and promotion of like-minded management from the business, early and frequent contact with management and EH&S staff for orientation, training on Agrium’s systems and best practices as well as development of site-specific improvement plans. We followed this process to set a strong foundation for the new businesses

     Agrium • 2007 annual report

with good results in 2007 and will maintain this focus until it becomes self-sustaining.

Priority:	Continue our expansion and diversification through the value chain.
We were very successful in aggressively pursuing our growth strategy across all three business units in 2007, with details outlined below.
Agrium’s 2007 & 2008 Growth Profile
Retail
•	We expanded our Retail operations into the Southern U.S. Plains with the addition of 22 retail centers, with annual crop input revenues of approximately $60-million, from Archer Daniels Midland (ADM).

•	Our pending acquisition of UAP’s retail operations, announced in December 2007, with annual sales in excess of $3-billion and over 300 retail farm centers across the U.S., is currently being reviewed by the U.S. Federal Trade Commission. The combined Retail EBITDA Agrium and UAP was over $420-million in 2007, on a last-12-months reporting basis. Furthermore we anticipate we will be able to realize approximately $115-million in annual synergies by 2010. The acquisition will create the largest North American retailer of crop inputs and services, increasing the scale and size of our business and significantly expanding our geographic base and our product offerings. It further enhances the stability of our earnings profile and provides a larger, stronger platform to support our future growth. A key factor in our success will be leveraging strengths of both companies by drawing from the extensive experience of employees from both organizations.

Agrium • 2007 annual report

Wholesale
•	We have proceeded with the construction of our $1.2-billion Egyptian nitrogen facility as part of our international diversification and to further solidify our low-cost to serve wholesale position.

•	We added 80,000 tonnes of annual aqua ammonia capacity at our Fort Saskatchewan, Alberta nitrogen facility in 2007 which is marketed to an oilsands operator in Northern Alberta as part of a process to reduce their sulphur dioxide emissions.

•	We signed a 15 year offtake agreement with Faustina Hydrogen Products that will provide us with competitively priced nitrogen for our customers if financing is achieved and the project proceeds.
Advanced Technologies
In April we acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen, for $63-million. This leverages off our expertise in the specialty fertilizer business and provides a window into the Chinese fertilizer and specialty fertilizer market. It also provides a platform for future growth in this important market, where the use of specialty fertilizer on major crops is more common than in most other parts of the world.
Our key priorities in 2008 will include:
•	The successful conclusion to the UAP acquisition and subsequent integration of their retail operations into Agrium.

•	Re-attain our financial targets by utilizing our strong cash flow to reduce debt incurred in the acquisition of UAP.

•	Progress the development of our Egypt nitrogen facility to ensure it is in operation by late 2010.

•	Complete engineering and make a final decision on proceeding with the next phase expansion to our Vanscoy potash operations by the fourth quarter of 2008.

•	Evaluate projects to improve energy utilization and use alternative feedstock as backup for the Profertil facility.

•	Make a final decision on proceeding with capacity expansion for our Advanced Technologies controlled-release ESN® product line by the third quarter of 2008.

•	Identify opportunities to expand our international production and distribution capability beyond North America and Argentina.

•	Continue to evaluate and act on opportunities for value-added growth across the value chain, in particular, actively explore opportunities to develop a new potash mine in Western Canada, evaluate the potential for using gasification feedstock for existing nitrogen facilities and further expand our distribution capabilities across all three business units.
In addition to these priorities, on an ongoing basis, we strive to:
•	Continue to improve EH&S performance by enhancing our processes, setting aggressive improvement targets and further strengthening employee commitment in these areas.

•	Deliver superior products and services to all our customers.

•	Focus on continuous improvement and adoption of best-practices to further enhance our corporate governance systems.
Social & Environmental Responsibility
We recognize that virtually every activity we undertake has some impact on our stakeholders and the environment. Our aim is to ensure that Agrium has a long-term, net positive impact on society and the world. This includes helping farmers produce more food for a growing world, as well as developing new environmentally friendly products and services. We try to minimize any potential negative impacts from our operations or products. As part of our commitment to the safety and protection of our employees, the environment,

     Agrium • 2007 annual report

and the communities in which we operate, we continuously monitor our EH&S performance. We set EH&S performance goals, integrate them into our broader annual goal setting and scorecard processes and monitor the results as part of a continuous improvement process.
We demonstrated improvement in two-thirds of our EH&S Key Performance Indicators in 2007 compared to last year, although five of the nine were still higher than our aggressive continuous improvement targets for 2007. We are particularly proud of our ongoing efforts to improve workplace safety. These efforts helped reduce employee injury rates in 2007, to the point that over 70 percent of our nearly 500 operating locations did not have a single recordable injury. The notable exceptions to our overall improved results this year were contractor injury rates and at-fault vehicle accident rates, both of which were above last year’s levels and our targets for the year. These areas have been targeted for improvement in 2008.
Our commitment to developing cost-effective environment solutions is demonstrated by our focus on bringing new controlled-release products and technologies to the market. We believe that controlled-release crop inputs have significant growth potential both in the agriculture and non-agriculture market as these products can improve plant growth and yield potential. In particular, controlled-release nutrients are more efficient than traditional fertilizers, as a higher percentage of the nutrient is taken up by the plant, resulting in a lower loss to the environment and higher yields for our customers.
Our Key Stakeholders:
Shareholders, Customers, Employees & Communities
Agrium strives to provide superior returns to our shareholders, supply high quality products and services to our customers, and ensure that we are a good corporate citizen both locally and globally. We also continue to look for ways to make Agrium a great place to work for our more than 6,600 employees worldwide, which we expect will soon grow to more than 8,000 employees when the UAP acquisition is complete.
The results we achieved this year were a direct result of the hard work, ingenuity and dedication demonstrated by our employees and I would like to take this opportunity to thank them for a job well done. Our financial strength and growth this year was also a result of the guidance and foresight shown by our Board of Directors.
I feel fortunate to lead Agrium at a time when the outlook for our business is so incredibly strong. All three of our operating business units, Retail, Wholesale and Advanced Technologies, are well positioned to benefit from the strength in the agricultural and nutrient markets.
Michael M. Wilson, President & CEO
February 27, 2008
Certain statements in this Letter from the President & CEO are forward-looking statements, and reflect certain expectations regarding industry conditions, market trends, our results of operations, and other factors. Readers are referred to the section titled “Forward-looking statements” in the Management’s Discussion and Analysis of operations and financial condition of the 2007 Annual Report in which this Letter from the President & CEO is included for a more detailed explanation and discussion of the forward-looking statements.

Agrium • 2007 annual report
Letter from the Board Chair

Frank W. Proto

Agrium has the people, assets and strategy to
continue to deliver superior shareholder value

“...it has been my pleasure
to watch your Company
change and grow.”
Agrium’s Strategy
2007 was an exceptional year for Agrium. As the Chair of Agrium’s Board of Directors for the past 10 years, it has been my pleasure to watch your Company change and grow. I am proud of the role the Board has played in its transformation. The Board of Directors is responsible for reviewing and approving Agrium’s strategy, as well as overseeing the implementation of the strategy. The Board and management evaluate every investment decision to ensure there is a clear “line of sight” between the proposed investment and the strategy of your Company. Having a transparent strategy allows Agrium to appropriately allocate capital to maximize shareholder returns. This strategy remains predicated on:
1.	Diversifying and growing our earnings profile by geography and product mix.

2.	Expanding across the value chain, including our businesses with more stable earnings profiles such as retail, distribution, and specialty fertilizers.

3.	Maintaining our low cost-to-serve wholesale position.

     Agrium • 2007 annual report

Key Results in 2007
Agrium established and achieved some important corporate objectives that supported growth in 2007. At the beginning of the year, management identified priorities that would allow Agrium to grow and diversify across the value chain and stabilize future earnings and cash flows. By year-end, Agrium achieved several milestones:
•	Proceeded with the construction and completion of an international syndicated project financing for the Agrium nitrogen plant in Egypt.

•	Expanded our Retail operations through the acquisition of 22 retail centers from Archer Daniels Midland in the U.S. Midwest.

•	Poised to almost double our U.S. retail network again with the pending acquisition of UAP Holding Corp.

•	Expanded into China through the purchase of a stake in Chinese fertilizer company Hanfeng Evergreen.

•	Accomplished significant growth in the environmentally more friendly controlled-release fertilizers.
Corporate Governance
As a Board, we continue to evaluate and adopt best practices in 2007 to satisfy evolving investor and capital market expectations.
Agrium has maintained its independent Board membership. I am a non-employee, at-arm’s-length, Chair of Agrium’s Board of Directors. Agrium’s Board has experienced turnover in the past few years through the retirement of a number of long-standing members. We have been successful in attracting highly qualified and capable members to fill these positions, while at the same time continuing to draw upon the diverse business experiences and leadership of both our long-standing and newer Board members. We rotated and assigned new committee chairs to all four of our Board committees over the past 14 months: Corporate Governance and Nominating; Audit; Human Resources and Compensation; and Environment, Health and Safety.
As we continue to grow, the effective and efficient integration of Agrium’s businesses will become paramount as the Company tackles new challenges and manages additional risks. With this in mind, the Board is responsible for ensuring that Agrium has the appropriate systems to identify, assess, and actively manage the Company’s principal business risks. Correspondingly, management submits quarterly enterprise risk management reports to the Board.
Agrium’s Board takes its responsibility of providing superior governance seriously, as we believe with strong corporate governance comes superior long-term corporate results. It is always rewarding to see that external groups continue to rank Agrium’s governance performance in the top quartile. For example, Agrium received the highest possible rating of 10 out of 10 from GovernanceMetrics International (GMI), an independent New York-based corporate governance research and ratings agency. We outperformed over 99 percent of the companies on the S&P/TSX Composite Index according to the Institutional Shareholder Services’ (ISS) Corporate Governance Quotient rating system. Canadian Business magazine lists Agrium’s Board as one of the top three in Canada.
We received a Board Shareholder Confidence Index rating of AAA from the University of Toronto’s Joseph L. Rotman School of Management. Finally, Agrium’s Board ranked 10th — with a 92/100 score — out of 190 companies listed on the S&P/TSX Composite Index in the Globe and Mail’s review of Canadian boards. In preparing the ranking, this report reviewed each company’s policies concerning board composition, executive compensation, shareholder rights, and disclosure.

Agrium • 2007 annual report

In Conclusion
We will miss Neil Carragher who has decided to retire from our Board in May 2008 after serving as a Board member since 1996. I wish to thank Neil for his contributions and leadership over the past 11 years.
We welcome Derek G. Pannell, who joined our Board in February 2008. Mr. Pannell was formerly President and C.O.O. of Noranda/Falconbridge from 2001 to October 2006 and Vice President, Operations of Compañía Minera Antamina from 1999 to 2001. He is currently the Managing Partner of Brookfield Asset Management. Mr. Pannell is an Honorary Professor of Universidad Nacional de Ingenéria, Lima, Peru. He is a graduate of Imperial College in London, England (BSc. Eng.) and the Royal School of Mines, London, England (ARSM) and resides in Bathurst, New Brunswick.
We will continue to ensure your Company has a well-thought-out business plan in conjunction with the development of superior governance practices. The Board thanks the entire team at Agrium for its dedication and hard work in producing an excellent year. In addition to “normal operations,” your management and employees accepted the challenges of completing the successful integration of Royster-Clark and negotiating the purchase of UAP. Agrium has the people, assets, and strategy to continue to deliver superior shareholder value for many years to come.
Frank W. Proto, Board Chair
February 27, 2008

     Agrium • 2007 annual report
Management’s Discussion and Analysis

February 27, 2008
Inside the MD&A

13	Forward-looking Statement
14	Executive Summary
16	Business, Strategy & Key Drivers
18	Strategic Business Units
21	Retail Business Segment
31	Wholesale Business Segment
51	Advanced Technologies Business Segment
55	Other Business Segment
57	Outlook
61	Key Business Sensitivities
62	Consolidated Performance
68	Financial Condition
69	Liquidity and Capital Resources
77	Outstanding Shares
77	Off Balance Sheet Arrangements
77	Related Party Transactions
77	Financial Instruments
79	2007 Fourth Quarter MD&A
83	Accounting Estimates and New Accounting Standards
87	Business Risks
95	Controls & Procedures

This management’s discussion and analysis (MD&A) of operations and financial condition focuses on long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2007. The discussion should be read in conjunction with the cautionary statement with regard to forward-looking statements on pages 13 to 14 of this MD&A and the consolidated financial statements and related notes on pages 96 to 126. Dollar amounts refer to United States (U.S.) dollars except where otherwise stated.
Throughout this MD&A, unless the context otherwise requires, references to “Agrium,” “we,” “our,” “us” and similar expressions refer collectively to Agrium Inc., and its subsidiaries and any partnerships of which Agrium and any of its subsidiaries are partners, and our significant equity investments and joint ventures.
The Company’s consolidated quarterly and annual financial information and its Annual Information Form (AIF) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

Agrium • 2007 annual report

Forward-looking Statements
Certain statements and other information included in this MD&A constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “outlook,” “focus,” “potential,” “will,” “should,” “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
•	Disclosures made under the heading “Outlook”.

•	Our 2008 key corporate goals, including expansion and growth of our business and operations.

•	Key drivers for our business and industry trends.

•	The amount and type of future capital expenditures and capital resources.

•	Future cash requirements and long-term obligations.

•	Business strategies and plans for implementing them.

•	Future crop input volumes, prices and sales.

•	Availability of raw materials, particularly gas availability or gas price relative to nitrogen prices.

•	Risk mitigation activities.

•	Our future results and plans, including our recent acquisitions.
Such forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
•	General economic, market, business and weather conditions, including: global agriculture supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price of crop nutrients, seed and crop protection products and raw materials/feedstocks.

•	Changes in government policies and legislation regarding agriculture, safety, environment, green house gas and others, including potential imposition of or changes to price controls on fertilizers in certain markets.

•	Actions by competitors and others that include changes to industry capacity and utilization rates and product pricing; performance by customers, suppliers, and counterparties to financial instruments, and ability to transport or deliver production to markets.

•	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed.

•	General operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures, reliability of performance of existing capital assets; changes in capital markets; and fluctuations in foreign exchange rates and tax rates in the jurisdictions in which we operate.

•	Future operating rates, production costs and sustaining capital of our Wholesale facilities, including the rate of inflation and availability of skilled labor particularly in Western Canada; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost, performance of other parties and political risks associated with our Egypt nitrogen project.

•	Strategic risks including: our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and other factors.

     Agrium • 2007 annual report

All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such statements, which only apply as of the date of this MD&A. The key assumptions that have been made in connection with the forward-looking statements include the following:
•	Continuation of the recent positive agricultural market developments in 2008, including crop prices that remain well above historic levels and crop yields that approximate trend levels.

•	Anticipated continuation of tight world fertilizer market conditions for all three major nutrients supporting the continuation of both high prices and margins.

•	High operating rates for the majority of our facilities in 2008, with the exception of routinely scheduled turnarounds at several plants and our Profertil facility that may again be impacted by reduced gas deliverability during the Argentine winter.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Key Business Sensitivities” and “Business Risks.”
Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not prescribed within generally accepted accounting principles (GAAP), including EBIT (earnings before interest expense and taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). Please review the discussion of non-GAAP measures on page 67 when referring to these measures.
Executive Summary
2007 Consolidated Financial Performance
Consolidated net earnings were a record $441-million in 2007. This was $408-million higher than in 2006, which was impacted by an impairment charge, and $158-million higher than the previous record achieved in 2005. We also achieved record consolidated net sales of $5.3-billion for 2007, an increase of more than 25 percent over 2006 and almost 60 percent over 2005. Consolidated gross profit was $1.6-billion in 2007, compared with $956-million in 2006 and $1.0-billion in 2005. Gross profit was significantly higher than 2006 for each of our three operating segments. These results were due to the strength in the agriculture and nutrient markets, combined with timely growth initiatives we have undertaken over the past few years.
2007 Key Accomplishments, Challenges and Developments
•	Our Retail operations surpassed the stated goal for synergies to be captured in 2007 from the Royster-Clark acquisition. Our total Retail EBITDA increased 68 percent over 2006 to reach a record $210-million largely due to these efforts.

•	Wholesale gross profit doubled over last year to establish a new EBITDA record of $786-million. We were able to accomplish this despite a significant increase in the value of the Canadian dollar in relation to the U.S. dollar and gas supply interruptions to our nitrogen facilities in Argentina and closure of our facility in Alaska.

•	We delivered $29-million in EBITDA from our Advanced Technologies business segment in 2007, selling over 120,000 tonnes of our patented ESN® controlled-release product for use on row crops this year, running the ESN® coating facility at approximately 70 percent of capacity.

Agrium • 2007 annual report

•	We entered into an agreement in 2007 to market about 80,000 tonnes per year of aqua ammonia to operations in Alberta’s oilsands to be used in the reduction of sulphur emissions. We believe there is potential for additional use of nitrogen products to reduce emissions at oilsands operations in the future.

•	We successfully addressed technical rock processing challenges at our Kapuskasing, Ontario mine that arose in 2006. By the fourth quarter of 2007, our average rock costs were 40 percent lower than the fourth quarter of 2006, on a Canadian dollar per tonne basis, and production levels were significantly higher.

•	Key challenges in 2007 included temporary gas supply disruptions at our Profertil, Argentina facility, the closure of our Kenai, Alaska facility due to lack of gas availability and reaching full operating rates at our Vanscoy, Saskatchewan potash mine later than originally expected.
Growing Across the Agriculture Value Chain
We continued our commitment to grow across the value chain by:
•	Purchasing crop input retail assets in Kansas and Oklahoma from Archer Daniels Midland (ADM) with annual revenues of approximately $60-million in 2006. This asset purchase provided us a foothold in the southern U.S. plains (operating 22 farm centers), which is a new region for our Retail business and is expected to provide an opportunity for further growth in this region.

•	Entering into a definitive agreement to acquire United Agri-Products (UAP) in early December 2007 and issuing a tender offer to purchase all of the outstanding common stock; the acquisition is currently under review by the U.S. Federal Trade Commission (FTC).

•	Starting construction on a world-scale nitrogen facility in Egypt with a 25-year competitively priced gas contract, prime access to world markets and exclusive marketing rights for all exported products. The first of two urea trains is expected to come on stream in the second half of 2010 with full production being realized in 2011. We have a 60 percent interest in the subsidiary controlling this project and the $1.2-billion budgeted construction costs are under a lump sum turnkey contract.

•	Continuing to evaluate another significant expansion to our Vanscoy potash facility, as well as a greenfield potash mine at a new site in either Saskatchewan or Manitoba, Canada.

•	Further expanding our Advanced Technologies opportunities by acquiring a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc. (Hanfeng), for C$6.22 per share or U.S.$63-million in April 2007. Agrium has the opportunity to participate in future sulphur-coated urea business opportunities in China on a partnership basis with Hanfeng. This investment leverages off our expertise in the specialty crop nutrients business and provides a platform for future growth in the important Chinese fertilizer and agriculture market.

•	Signing an off-take supply agreement with Faustina Hydrogen Products LLC (FHP), which is expected to provide Agrium with competitively priced nitrogen for North American customers subject to the project obtaining financing and once construction is complete.
Strong Industry Fundamentals
Agricultural fundamentals improved substantially in late 2006 and throughout 2007 and continue to provide strong economic incentives for growers to maximize crop production in 2008.
•	Wheat, corn and soybean prices all reached record levels in 2007 and are anticipated to remain strong in 2008. Most market analysts anticipate some U.S. acreage switching out of corn in 2008 into crops that are less input intensive such as soybeans. However, analysts expect total seeded acreage to increase in both the U.S. and globally, which should maintain a strong crop input demand profile in 2008.

•	Global prices for nitrogen, phosphate and potash were all significantly higher in 2007 than in 2006. As of early February 2008, benchmark nitrogen prices were up almost 20 percent above the already historically high levels in early 2007, while potash and phosphate prices are more than twice the levels of February 2007. We expect a continuation of tight nutrient market conditions in 2008.

     Agrium • 2007 annual report

Business, Strategy & Key Drivers
We are one of the world’s largest publicly traded agriculture retailers and producers of crop nutrients. We supply nutrients and other crop inputs that increase both crop quality and yields in order to help supply the growing demand for food, animal nutrition and production of bio-fuels. We also have a significant industrial customer base, including a growing use of our nitrogen products that are used to reduce greenhouse gas emissions such as Nitrous Oxide (NOX) emissions.
We have three distinct business segments: Retail, Wholesale and Advanced Technologies. Although each business segment operates separately, there are significant inter-relationships among all three businesses and the markets they serve. We believe our position across the agriculture value chain provides a number of advantages, such as providing additional flexibility for storage to help manage wholesale inventories for particular products in times of excess supply. Our Wholesale segment provides fertilizer market intelligence on a global scale and can provide world wide sourcing for both Retail and Advanced Technologies. Our Retail operations provide valuable insight into growers’ decisions and in-country nutrient inventory positions at the retail level. Our Retail segment also assists the Advanced Technologies group by providing access to leading growers for new product development. The rapid increase in ESN® sales was facilitated by the cooperative marketing efforts between Retail and Advanced Technologies. Operating across the value chain also allows us greater opportunity to invest on a countercyclical basis, as Wholesale margins are more cyclical than the other two business segments, and the potential for our three operating business segments to identify and optimize business opportunities that may arise.
Through our Retail business segment, we operate a network of 444 retail centers and 49 distribution facilities in the U.S., Argentina and Chile. Agrium is the largest agricultural distributor of seed, agricultural chemicals and fertilizer direct to growers in the U.S. Our Wholesale business segment produces 7.6 million product tonnes of nutrients accounting for about two percent of global nutrient capacity for each of the three primary nutrients: nitrogen, potash and phosphate. We also market almost one million tonnes of crop nutrient products, which are purchased for resale using our extensive distribution system. Our Advanced Technologies business segment is a leader in developing and supplying environmentally friendly controlled-release fertilizer technologies. These products are used in broad based agriculture, specialty agriculture, professional turf, horticulture and consumer lawn and garden markets. Our ESN® controlled-release product is being marketed successfully to commodity crops such as corn and wheat in the U.S. and Canada.
Our mission is	“providing ingredients for growth.”

Our vision is	“to be one of the world’s leading providers of inputs for plant growth by creating value for each of our stakeholders.”
Both of these statements build on the theme of growth, which we believe is critical to the continued success of our Company.
Our strategic goals are to:
•	Invest and grow across the value chain.

•	Establish and/or maintain lowest cost-to-serve wholesale position.

•	Diversify geographically.
We look to achieve these goals while maintaining financial discipline with respect to all of our investments. A critical component of our success will continue to be our focus on attracting, retaining and developing our approximately 6,600 employees.

Agrium • 2007 annual report

The primary driver for our business is the need for the world’s growers to continue to sustain and increase production of grain, oilseeds and other crops to feed and fuel a growing world. Key drivers for our businesses include:
•	Global grain prices: higher grain prices normally result in growers expanding seeded acreage and increasing crop input applications to optimize yields, benefiting all of our operating business segments:
•	Strong grain demand has been driven by growing world population, increasing global gross domestic product (GDP), improving diets in developing countries, and expanded bio-fuel production.
•	Supply and demand balance for the three major crop nutrients:
•	The rate of change in global demand for nutrients tends to be influenced by crop acreage and prices, as higher crop acreage and higher crop prices tend to encourage an increase in crop input application rates and an expansion in seeded crop land globally.

•	Changes in supply resulting from new capacity additions or plant closures relating to each of the nutrients.

•	Changes in global and Company operating rates for each of the three nutrients, which can be affected by changes to cost of production. For nitrogen, this is largely due to changing prices or availability of natural gas or other energy feedstock costs. For potash this may include changes in labour costs, often due to relative changes in currency valuation. For phosphate it may include changes in the cost or availability of inputs such as phosphate rock, sulphur and ammonia.
•	Government policies or actions that may impact:
•	The cost of doing business in particular regions of the world through changes in tax structure, environmental compliance and other interventions.

•	The economics of a country’s agriculture sector or farm practices which may impact crop input demand and which can influence export or import demand for nutrients.

•	Changes to nutrient capacity, operating rates, and nutrient trade levels.
•	The rate of growth for global and regional GDP, which can impact industrial demand for our Wholesale products and, in the long-term, impact protein diets, which can impact nutrient demand to produce animal feed (e.g. corn and soybean meal).

•	The growing trend towards increased focus on environmental considerations, as well as economically sustainable products and practices.

     Agrium • 2007 annual report

Strategic Business Units
We operate and report our business through three operating units, which we refer to as strategic business units (SBU):
•	Our Retail SBU, with net sales of $2.5-billion in 2007, operates in North and South America, providing crop inputs and services directly to farmers.

•	Our Wholesale SBU, with net sales of $2.8-billion in 2007, operates in North and South America and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world.

•	Our Advanced Technologies SBU, with net sales of $249-million in 2007, produces and markets controlled-release products for sale to the agriculture, golf course, turf and ornamental markets of North America and China through our investment in Hanfeng.
A variety of corporate functions are included in a fourth non-operating Other business unit that provides support and services to our strategic business units. This segment is also used for the elimination of inter-segment transactions. Net sales for other inter-segment eliminations were $290-million in 2007, which are primarily sales of crop input products to our Retail SBU from our Wholesale SBU.
Net Sales and Gross Profit by Business Unit and Product

	Year Ended December 31

	2007		2006
(millions of U.S. dollars)	Net Sales	Gross Profit	Net Sales	Gross Profit

Retail
Crop nutrients	$1,453	$335	$1,065	$217
Crop protection products	619	181	591	154
Seed, services and other	394	160	319	124

Total Retail	2,466	676	1,975	495

Wholesale
Nitrogen	1,735	561	1,376	291
Potash	305	167	213	98
Phosphate	466	118	298	27
Product purchased for resale	339	28	382	19

Total Wholesale	2,845	874	2,269	435

Advanced Technologies	249	55	101	19

Other (inter-segment eliminations)	(290)	(7)	(152)	7

Total	$5,270	$1,598	$4,193	$956

Agrium • 2007 annual report

Agrium’s Acquisition of United Agri-Products (UAP) Retail Business
UAP is one of the largest independent distributors of agricultural and non-crop products in the United States and Canada. Similar to Agrium’s Retail operations, it markets a comprehensive line of crop protection products, crop nutrients and seed to farmers, commercial growers, and regional dealers. UAP maintains a comprehensive network of approximately 370 distribution and storage facilities and three formulation plants, strategically located in major crop-producing areas throughout the U.S. and Canada.
We entered into a definitive agreement to acquire UAP in early December 2007 and issued a tender offer to purchase all of the outstanding common stock of UAP for $39 per share in cash. This would create the largest North American retailer of crop inputs and services, with aggregate retail sales of over $5.7-billion on a last 12 reported month basis, and broader geographic coverage as a result of combining the complementary footprints of our Retail operations with UAP’s business.
In preparation for the acquisition, we successfully completed an equity issuance of 23,706,800 common shares at a price of $58.00 per share representing gross proceeds of approximately $1.375-billion in late December of 2007. The remainder of the purchase price will be funded from debt.
As of late February 2008 we continue to work with the FTC to obtain clearance to proceed with the UAP retail acquisition and we remain confident of a successful close to the transaction. We received clearance from Canadian competition regulators on January 18, 2008.
We believe the addition of UAP’s business to our own Retail operations is an excellent strategic fit, and a significant step in implementing our strategy of growing across the agriculture value chain. It increases the scale and size of our business, further enhances stability of our earnings profile and strengthens Agrium’s ability to serve and grow its customer base. The acquisition will also significantly expand our geographic base, our product diversity and provides a larger, stronger platform to support future growth and will offer an opportunity to leverage strengths of both companies. For example, the UAP acquisition provides our Retail operations with 265 proprietary and private label brands and more than triples our seed business.
We anticipate we will be able to generate significant synergies, with approximately $80-million to be captured in 2009 and approximately $115-million annually in 2010 and beyond. We had also expected to capture $18-million in synergies in 2008, although the realized synergies captured in 2008 versus 2009 will depend on the timing of the transaction’s close. We expect that these synergies will be achieved primarily by improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies.

     Agrium • 2007 annual report Key Strengths of Retail Operations: · Largest independent direct-to-grower agriculture retailer in the U.S., poised to almost double in size with UAP acquisition and expanding business in South America. · Diversity in products, crops and regions served help contribute to stable earnings profi le. · Over $1-billion in sales of seed, crop protection products and services to growers. · Our strategy and culture have been developed over more than a decade, with proven results.      20

Agrium • 2007 annual report

Retail Business Segment

Our 2007 Retail net sales were $2.5-billion and gross profit was $676-million, accounting for almost half our consolidated net sales and gross profit. Our Retail operations accounted for close to a quarter of our total EBIT and EBITDA in 2007. Retail contributed $210-million in EBITDA in 2007, a 68 percent increase over the $125-million in 2006. Our Retail operations comprise the largest independent, direct-to-grower agricultural retailer in the United States, providing crop input products and services to our customers through 444 farm centers and 49 distribution facilities across 30 U.S. states, Argentina and Chile.

     Agrium • 2007 annual report
Retail Locations
UNITED STATES
Western Farm Service
· 87 farm centers
· Net sales $750-million
· Key crops: Fruit, vegetables, wheat
Crop Production Services
· 326 farm centers
· Net sales $1.5-billion
· Key crops: Corn, soybeans, wheat, cotton

As illustrated in the maps above and below, we market directly to growers across much of the U.S., Argentina and Chile. We operate 444 farm centers across the U.S. and South America as well as 48 distribution/warehouse facilities and a lime/sulphur granulation facility in Argentina. Our Retail business operates under three primary trademarks:
1)	Crop Production Services (CPS) with approximately $1.5-billion in net sales in 2007 and 326 farm centers, serving the Corn Belt and Eastern agricultural regions of the U.S. Key crops in the region are corn, soybeans, wheat and cotton, with a high proportion of sales coming from the fertilizer and seed business.

2)	Western Farm Service (WFS) with about $750-million in net sales in 2007 and 87 farm centers serving the Western U.S. including California, Arizona, Washington, Oregon and Idaho. Primary crops in this region include fruit, vegetables and wheat, with a higher proportion of sales from crop protection sales and application than in CPS.

3)	Agroservicios Pampeanos S.A. (ASP) in South America with approximately $260-million in net sales in 2007 and 31 farm centers, primarily in the wheat, soybean and corn growing region of Argentina and the fruit growing region of Chile.
Our 2007 U.S. Retail net sales of $2.2-billion represent about six percent of total U.S. crop input expenditures of almost $38-billion. Our U.S. farm retail centers typically serve customers within a 25 mile radius.

Agrium • 2007 annual report
ARGENTINA AND CHILE
Agroservicios Pampeanos S.A.
· 31 farm centers
· Net sales $260 million
· Key crops: Wheat, soybeans, corn

Agrium’s retail net sales, gross profits
and earnings reached record
levels in 2007

     Agrium • 2007 annual report

Retail Products and Services
Our operations provide crop nutrients, crop protection products, seed, services and other products directly to growers. We are committed to helping our customers optimize their crop yields and crop quality, while ensuring it is performed in an environmentally responsible manner, using the latest technology and products. We leverage our substantial purchasing economies of scale in order to maximize our margins on our major products and services.
Crop Nutrients
Crop nutrient sales account for more than half of our total Retail net sales. Growers apply nutrients to their cropland in order to optimize yields and maximize the economic returns from their operations. Crops draw nutrients from the soil as they grow and, as a result, these nutrients need to be replenished on a regular basis.
Our Retail operations provide a full line of crop nutrient products in either liquid or dry form including nitrogen, phosphate, potash, sulphur and micronutrients. Crop nutrients are normally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field. The blend will vary depending on the soil type, the type of crop being grown, yield objectives and nutrient levels already in the soil. We use soil fertility tests or leaf tissue samples to determine optimal application rates for our customers throughout the application and growing season.
Crop nutrient products are sourced from a wide array of suppliers, which varies depending on the nutrient and the location of the farm center. Retail operates independently from our Wholesale segment by purchasing product at market prices from a variety of producers and wholesalers, including inter-company purchases from our Wholesale segment. Our U.S.-based Retail operations purchased approximately 25 percent of their total crop nutrient requirements from our Wholesale operations in 2007.
Crop Protection Products
Crop protection products account for approximately 25 percent of our total Retail net sales and consist of herbicides, fungicides and insecticides. These three product groups help minimize crop losses to weeds, diseases and insects, thus ensuring optimal crop health and increased yields. Demand for crop protection products is heavily influenced by weather conditions, which can play a significant role in determining the degree of pest pressure in a particular region or crop. Furthermore, insect infestations and crop diseases are often cyclical.
The type of crop protection product used by a grower varies widely depending on the region and crops grown. For example, in California, there are a large number of products used due to the variety of high-value crops grown. In the mid-western U.S. and Argentina, the major crops are corn, soybeans and wheat. Herbicides for weed elimination are generally used every year, the use of fungicides as a crop protection tool to boost crop yields has been rising in recent years and insecticides are applied on an as-needed basis. The overall volume of crop protection sales has declined over the past decade as the growing use of genetically modified or enhanced seed varieties (GMOs), primarily for soybeans, corn and cotton, have reduced the requirement for crop protection products. As chemical patents expire, generic chemical use increases further reducing crop protection sales due to lower unit prices.
We provide a full range of quality products for growers. There are over 2,500 different crop protection products used for a broad range of crops and pests in the Western U.S. region, where the top five crop protection products still only account for approximately nine percent of our total crop protection sales. This is in contrast to the U.S. Corn Belt and other grain growing regions of the U.S. where there are a much smaller number of crops grown and a relatively high proportion of these are GMO varieties. Our crop protection business operates within a framework of government regulation and oversight. For example, pesticide recommendations in California can only be made by a licensed pest control adviser who must meet the necessary education standards and pass state administered examinations.

Agrium • 2007 annual report

Seed, Services and Other Products
Our farm centers not only supply crop nutrients and crop protection products to growers, we also offer application services for optimal application of crop nutrients and crop protection products. We offer a full range of crop seed, and continue to rapidly increase our sales in the $12.5-billion U.S. seed industry.
Our goal is to continue to grow this area of our business to offset the impact of genetic seed and generic pricing on crop protection product sales.
Our farm centers are an important source of seed for growers. We procure seed from major global seed companies, offering their branded seed as well as our own in-house brand, known as Vigoro. We adopted the former Royster-Clark Vigoro brand for all our branded seed in 2007. Our Vigoro branded seed is chosen by our seed specialists after matching seed variety strengths with unique market conditions. We choose what we view is the best seed offering for each region’s soil and growing conditions and market it under our Vigoro brand. The majority of our branded seed products are marketed at our facilities centered in the Corn Belt. Corn, wheat and soybean seed comprise almost 90 percent of our total seed sales in this region. Our private label seed accounts for over 25 percent of our total seed sales on a revenue basis and about one third of our gross margins for seed.
Services offered to growers include applying crop input products, obtaining and analyzing soil and tissue samples and crop scouting. We offer custom fertilizer and crop protection application services and employ a large fleet of application equipment to custom apply fertilizer and crop protection products at prescribed rates. Many of our fertilizer application rigs are also capable of precision application using global positioning system (GPS) technology, which allows application rates to be adjusted on a continual basis using a GPS grid system. Our crop consultants consider many factors in recommending the type and timing of crop protection product applications including humidity, wind speed, leaf wetness, temperature, time until harvest and future planting intentions. In addition to reactive chemical applications, preventive plant health fungicide applications have produced significant corn and soybean yield increases. This application program proactively counters disease pressures on a cost-effective basis before they can impact crop quality and yield. Given the high crop prices, growers have increasingly embraced these plant health applications.
We are committed to ensuring optimal application rates and minimizing losses during crop input applications for our customers and the environment. As part of this commitment, we operate a wireless network of approximately 1,400 sites in our western region which collect various types of weather data and/or monitor soil moisture. Our crop advisers use the information from these stations, in conjunction with predictive software, to determine specific crop protection recommendations to protect the grower’s crop. This is particularly important given how quickly insects or diseases can reduce yields.

     Agrium • 2007 annual report

Retail Strategy & Key Developments
Our Retail key goals are to maximize and grow the base business, provide a stable earnings flow from diversified assets and to continue to expand through acquisitions. Our strategy and culture have been carefully developed over more than a decade and are based on five key principles:
•	A commitment to a strict program of performance management encompassing detailed attention to customers and employees.

•	Growing the business in general and the seed business in particular.

•	Building relationships with leading growers in each of our markets.

•	Focusing expansion in the prime agricultural regions.

•	Optimizing returns from economies of scale across all products, systems and services.
We strive to deliver superior performance management by ensuring each retail center is empowered and has the appropriate incentives to make the right decisions within a defined structure.
The key priority for our Retail business in 2007 was the successful integration of the Royster-Clark retail business and capturing the synergies from the acquisition in February 2006. The integration is essentially complete and all former Royster-Clark facilities have been re-branded under the CPS logos. Our stated objective was to reach $45-million in synergies on a run-rate basis in 2007. We surpassed $45-million in captured synergies on a calendar year basis. As part of the integration process, 41 of the original 232 retail outlets were closed primarily due to their poor earnings profile.
We expanded our Retail operations into the Southern U.S. Plains through the purchase of 22 retail centers from ADM. These operations are located in Kansas and Oklahoma with annual crop input revenues of approximately $60-million for 2006. Under the agreement, we acquired the fixed retail storage and distribution assets and entered into an agreement for associated long-term leases for land. ADM will continue to own and manage the grain assets at these locations.
We continued to expand our South American retail operations through organic growth and greenfield expansion. Two facilities were constructed in 2006, two were opened in 2007 and we have identified six sites for expansion in 2008 and 2009. The building of new South American farm centers is warranted given that Argentina’s agriculture retail market is not as mature as North America’s and not optimally served by farm centers.

Agrium • 2007 annual report

Retail Results
Our retail net sales, gross profits and earnings reached record levels in 2007 due to a combination of strong global agricultural markets and significant synergies captured from the Royster-Clark retail acquisition.
Net sales for our Retail operations increased by almost 25 percent to $2.5-billion in 2007, compared with $2.0-billion in 2006 and $1.2-billion in 2005. Sales and gross profit rose significantly for all three of our major product lines in 2007. Our 2007 Retail EBITDA was $210-million compared with $125-million in 2006 and $113-million in 2005. Contributions from our South American retail operations were particularly strong, as gross profit from South American operations rose nearly 65 percent in 2007 to a record $49-million.
Total Retail EBIT was $177-million in 2007, compared with $95-million in 2006 and $96-million in 2005. Results in 2007 and 2006 are not directly comparable to 2005, as we significantly expanded our Retail operations in early 2006 with the acquisition of Royster-Clark retail operations. Our purchase of ADM’s retail crop input assets in mid-2007 contributed $74-million in net sales and $13-million in gross profit in 2007.
Retail Performance

	Year Ended December 31			Variance Analysis

(millions of U.S. dollars)	2007(a)	2006(a)	2005(a)	2007 vs 2006	2006 vs 2005

Crop nutrients
Net sales	1,453	1,065	626	388	439
Cost of product	1,118	848	485	270	363

Gross profit	335	217	141	118	76

Crop protection products
Net sales	619	591	458	28	133
Cost of product	438	437	328	1	109

Gross profit	181	154	130	27	24

Seed, services and other
Net sales	394	319	158	75	161
Cost of product	234	195	82	39	113

Gross profit	160	124	76	36	48

Total net sales	2,466	1,975	1,242	491	733

Total cost of product	1,790	1,480	895	310	585

Total gross profit	676	495	347	181	148

Selling expenses	442	361	239	81	122
General and administrative	21	23	10	(2)	13
Depreciation and amortization	33	30	17	3	13
Royalties and other taxes	14	11	7	3	4

Other expenses	(11)	(25)	(22)	14	(3)

EBIT	177	95	96	82	(1)

EBITDA	210	125	113	85	12

EBITDA as percent of net sales	9	6	9

(a)	International Retail net sales were $260-million in 2007 (2006 - $165-million, 2005 - $146-million) and gross profit was $49-million (2006 - $30-million, 2005 - $26-million)
Crop Nutrients
Crop nutrients net sales reached $1.5-billion in 2007, compared with $1.0-billion in 2006 and $626-million in 2005. The increase in 2007 sales over 2006 was due to both strong growth in fertilizer volumes and significantly higher prices for all three nutrients. Our weighted-average retail sales price for crop nutrients increased by 15 percent in 2007 over 2006 levels as wholesale prices

     Agrium • 2007 annual report

for all crop nutrients were significantly higher in 2007. Our crop nutrients sales volumes in the U.S. market increased by 18 percent to 3.5 million tonnes in 2007. Our South America operations increased crop nutrients sales volumes by 22 percent in 2007 from an already strong 2006 season.
Total gross profit for crop nutrients increased to $335-million in 2007, compared with $217-million in 2006 and $141-million in 2005. The increase in gross profit was due to a combination of higher volumes and higher gross profit per tonne due to significantly higher crop prices and a 20 percent increase in U.S. corn acreage in 2007. Crop nutrients margins on a percentage basis rose to 23.1 percent in 2007, versus 20.4 percent in 2006 and 22.5 percent in 2005.
Crop Protection Products
Crop protection net sales were $619-million in 2007, compared with $591-million in 2006 and $458-million in 2005. Total gross profit for crop protection products increased to $181-million in 2007, compared with $154-million in 2006 and $130-million in 2005.
High prices for most row crops encouraged growers to optimize crop yields. Major factors behind the increase in sales and margins this year included increased use of fungicides on corn and soybeans to protect plant health, increased insect pressure in soybeans, and expanded corn acreage. This more than offset the trend toward lower crop protection sales associated with increased use of GMO seeds and lower prices on generic crop protection products.
U.S. corn crop acreage is expected to decline somewhat in 2008, as growers may rotate some land back to wheat and soybeans. This shift would normally reduce demand for crop protection products in the corn growing region. However, this is anticipated to be offset by the expected increase in total seeded area in 2008, further increases in most crop prices over last spring, higher chemical prices and an increase in double cropping soybeans with wheat in the Southern U.S.
Seed, Services and Other
Net sales for seed, services and other products increased 24 percent to $394-million this year from $319-million in 2006 and $158-million in 2005. Gross profit increased 29 percent in 2007 to $160-million compared with $124-million in 2006, and $76-million in 2005. As with other products, the increased sales and profits were partly due to the strong agricultural conditions, including higher crop prices and expanded crop acreage across much of the U.S. and Argentina. Sales and profit levels also rose significantly in the Western U.S. where there is a diverse crop mix with little corn or soybeans produced.
Within this category, seed sales reached $206-million in 2007, a 23 percent increase over 2006. Seed sales were supported by a significant increase in U.S. corn acreage and higher crop prices in general. Our Retail seed sales for our U.S. legacy operations have grown at an average annual growth rate of 22 percent for the past three years. Approximately 25 percent of our total 2007 seed sales were Agrium’s branded seed product and our branded seed accounted for about 30 percent of our total gross profit.
Retail services sales were $101-million in 2007, a 15 percent increase over 2006. We anticipate that demand for seed and services will remain strong in 2008 with the predicted increase in total seeded acreage, continued high crop prices, potential for expansion in double cropping in the Southern U.S. and the additional stacked gene seed offerings.
Expenses
Retail expenses rose to $499-million in 2007, compared with $400-million in 2006 and $251-million in 2005. The largest component of Retail expenses is selling expenses, which tend to fluctuate directly with our sales and service activity. The increase in expenses in 2007 was mostly due to higher volumes and sales prices this year. Additionally, the ADM retail asset purchase in the second

Agrium • 2007 annual report

quarter of 2007 added approximately $12-million in Retail selling expenses. On a percentage basis, selling expenses to total net sales was 17.9 percent in 2007, compared to 18.3 percent in 2006 and 19.2 percent in 2005. The 2005 expenses are not directly comparable due to the significant increase in expenses in 2006 and 2007 resulting from the Royster-Clark acquisition. The 2006 expenses for Retail exclude 39 operating days for former Royster-Clark facilities.
Quarterly Results
Our Retail business is seasonal as our products and services are marketed directly to the agriculture sector. As illustrated in the quarterly table below, the second quarter is Retail’s most important quarter from a sales and gross profit basis given it is the spring crop input application period in North America. The fourth quarter is the second most important, as it is the fall fertilizer application period in North America and the spring seeding and application season in Argentina and Chile. The first quarter is normally Retail’s weakest earnings quarter due to slower sales activity during the winter months.
Retail

				2007				2006				2005
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales – U.S.	454	345	1,087	320	326	291	927	266	217	228	484	167
Net sales – International	101	82	60	17	58	51	42	14	50	55	29	12

Total net sales	555	427	1,147	337	384	342	969	280	267	283	513	179

Cost of product	376	293	869	252	259	252	755	214	177	196	394	128
Gross profit	179	134	278	85	125	90	214	66	90	87	119	51

Gross profit (%)	32	31	24	25	33	26	22	24	34	31	23	28

Gross profit by product
Crop nutrients	83	48	159	45	47	29	109	32	33	29	56	23
Crop protection products	56	50	52	23	49	34	47	24	41	36	32	21
Seed, services and other	40	36	67	17	29	27	58	10	16	22	31	7

EBIT	39	17	142	(21)	20	(9)	98	(14)	25	23	51	(3)

EBITDA	47	26	150	(13)	28	-	106	(9)	29	28	55	1

Agrium • 2007 annual report
Key Strengths of Wholesale Operations:
· Diversity in our product mix, including producing and marketing all major crop nutrients.
· A broad and diverse customer base.
· Diversity in the geographic regions we operate in.
· Our competitive cost position for our Wholesale assets.
· Our extensive associated storage and distribution system.

Agrium • 2007 annual report
Wholesale Business Segment

Our Wholesale business is a leading global producer, distributor and marketer of crop nutrients and related industrial products. We produced 7.7 million product tonnes of all major crop nutrients in 2007, 4.9 million tonnes of nitrogen, 1.7 million tonnes of potash and about one million tonnes of phosphate. These crop nutrients were produced at our 12 major production facilities and a number of smaller regional production facilities. These sales were augmented by our purchase for resale business, marketing almost one million tonnes of all nutrient products in North and South America in 2007.
Key strengths of our Wholesale operations:
•	Diversity in our product mix, including producing and marketing all major crop nutrients, which provides added value to our customers.

•	A broad and diverse customer base that has been built up over more than 75 years in the business.

•	Diversity in the geographic regions we operate in and the market segments we serve, which supports stability.

•	Our competitive cost position for our Wholesale assets, particularly on a delivered cost basis.

•	Our extensive associated storage and distribution system, which allows us to more effectively serve our customers.

     Agrium • 2007 annual report
Agrium Wholesale Locations

2007 Wholesale Capacity, Production & Sales
(thousands of product tonnes as of December 31, 2007)

		Nitrogen Volumes				Potash Volumes			Phosphate Volumes

	Capacity	Production	Sales	Capacity	(b)	Production	Sales	Capacity	Production	Sales

North America

Canada	3,585	2,880	1,746	2,100		1,729	125	680	469	543
U.S.	1,588	1,239	2,575	-		-	741	577	572	478

International (a)	1,299	806	873	-		-	818	-	-	-

Total	6,472	4,925	5,194	2,100		1,729	1,684	1,257	1,041	1,021

(a)	International nitrogen capacity includes our 50 percent ownership of the Profertil facility in Argentina and our Kenai, Alaska facility which was closed at the end of the third quarter of 2007. The Kenai facility had an annual capacity of about 900,000 tonnes and produced 325,000 tonnes of urea and ammonia in 2007.

(b)	Potash production did not reach levels consistent with our newly expanded capacity until the fourth quarter of 2007.

Agrium • 2007 annual report

Wholesale Strategy, Key Developments, Products and Services
Our Wholesale strategy focuses on continuous improvement of our base business through incremental expansions and optimization of existing facilities and distribution assets, value added growth through building new greenfield facilities, acquisitions in both our manufacturing and distribution functions, and global diversification. A key component of our strategy is our commitment to investing in a distribution network as it more closely links us to our customers. We believe strong distribution capabilities ensure market access, provide low cost supply to our customers, allow maximum value extraction and enable us to profit through the value chain. Our Wholesale strategy varies somewhat by nutrient and is described under each product heading.
The major end consumer for our products is the agriculture market, particularly growers of grains and oilseeds. About 85 percent of our sales are to the agricultural market that uses crop nutrients to help increase crop yields and quality. We are proud of our role in supplying high-quality crop nutrients to our customers on a timely basis in order to help them feed a growing world. The remaining 15 percent of our sales are used for a broad range of industrial purposes. The majority of our industrial sales are nitrogen products, primarily ammonia, urea, ammonium nitrate and aqua ammonia, produced at our Western Canadian, North Bend and Borger nitrogen facilities and are sold in both Canada and the U.S. Industrial sales account for about 30 percent of our sales from these facilities. Industrial sales are more evenly distributed throughout the year. Much of the industrial anhydrous ammonia sales are priced on a cost-plus basis, providing increased stability to our earnings through the year. This is particularly important for ammonia given the challenges in transporting and storing this product.

     Agrium • 2007 annual report

Nitrogen (N) Products
Nitrogen is the most important nutrient in terms of the size of world production, consumption and trade and is the key nutrient required to maximize crop yield, growth and protein levels. Ammonia is the building block for virtually all forms of nitrogen products. Most ammonia is upgraded to other nitrogen products such as urea, nitrogen solutions (UAN), ammonium nitrate and ammonium sulphate. Ammonia has numerous industrial applications, is used for direct agriculture application in North America and Australia and as a key input in the production of granular phosphate products.
Distribution and marketing of ammonia is a very specialized business that requires significant investment in infrastructure and strong partnerships with transportation partners. Agrium is well positioned in ammonia distribution within North America due to our extensive ammonia distribution, storage and transportation network.
We owned and operated six major nitrogen facilities as of the end of 2007, with four facilities in Alberta, one in Argentina and one in Texas. Together these six facilities have a combined gross ammonia capacity of 3.3 million tonnes, or approximately 4.6 million tonnes of upgraded nitrogen product tonnes. This places us as one of the top three publicly traded nitrogen producers in the world. The most important nitrogen product for our Wholesale operations from a sales volume and gross profit perspective is urea. Our urea sales were 2.2 million tonnes in 2007, or approximately 24 percent of total sales volumes and 37 percent of Wholesale’s total gross profit. While most of our nitrogen facilities produce ammonia and urea, our Redwater, Alberta facility produces all forms of nitrogen products.
Our nitrogen assets put us in a strong global position to perform under any market conditions. In Argentina we benefit from competitively priced natural gas. We also enjoy transportation cost advantages within Argentina and into Brazil. Finally, we have regional selling price advantages from our Alberta production facilities as our target sales regions have favorable price spreads over the benchmark New Orleans, Louisiana (NOLA) import price.
We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These include facilities in Cincinnati, Ohio; Kennewick, Washington; and Sacramento, California. Our Sacramento, California location is also used as an import terminal. We also have two smaller UAN upgrading facilities located in Alberta, which combined produced over 784,000 tonnes of UAN and other products in 2007.
Our other nitrogen product line includes sales from our Rainbow® Plant Food business acquired as part of the Royster-Clark acquisition in 2006. This product line offers both homogenous bulk NPK products that are used primarily on commodity crops and bagged products which are often used on high-value crops such as tobacco, cotton, peanuts and vegetables. In this case, combinations of nutrients are contained in each granule, rather than the more common application of different nutrients granules that are blended at a farm center. A homogenous product offers a number of advantages, including reduced product segregation and a more even distribution of nutrients. We sold 263,000 tonnes of this product in 2007 at our three facilities located at Americus, Georgia; Hartsville, South Carolina; and Florence, Alabama.

Agrium • 2007 annual report

Nitrogen strategy & key developments
Our strategy for nitrogen will continue to focus on optimizing our existing nitrogen assets and expanding our international low-cost position in order to ensure the long-term competitiveness of our products on a delivered cost basis.
Key developments this year included:
•	On May 1, 2007, we announced the commencement of construction of a world-scale, nitrogen facility in Damietta, Egypt. The facility will consist of two ammonia and two urea trains with a combined capacity of 1.3 million tonnes of urea and 100,000 tonnes of net ammonia, with the first of two trains expected to be completed by the second half of 2010 with realization of full production capacity expected in 2011. The lump sum turnkey project is expected to cost $1.2-billion for construction of the facility and related infrastructure. We have a 60 percent interest in the subsidiary controlling this project. The 40 percent minority interest is held by: Egyptian Petrochemicals Holding Company S.A.E. (ECHEM) and Egyptian Natural Gas Holding Company (EGAS) hold a 24 percent interest; Egyptian Natural Gas Company (GASCO) holds nine percent, and Arab Petroleum Investments Corporation (APICORP) holds seven percent. Two-thirds of the project will be debt financed, with the non-recourse financing concluded on August 11, 2007. The facility is expected to have one of the world’s lowest nitrogen facility operating costs, with a competitive 25-year gas supply contract and excellent access to growing import markets.

•	Our Kenai nitrogen fertilizer facility ceased operations in October 2007, due to a shortage of natural gas supply in Alaska’s Cook Inlet. The book value of the facility was written off in 2005. It has faced reduced gas supply for the past four years, which contributed to continual reductions in sales volumes and profitability. The feedstock supply challenges affected operating rates and limited the contribution of the facility to approximately two percent of Wholesale’s overall EBITDA in 2007.

•	We added 80,000 tonnes of annual aqua ammonia capacity at our Fort Saskatchewan, Alberta nitrogen facility in 2007. This product is being marketed to an oilsands operator in northern Alberta under an industrial sales contract as part of a process to reduce sulphur dioxide emissions.

•	Agrium signed a 15-year off-take agreement with Faustina Hydrogen Products LLC, in June 2007. The agreement would provide us with competitively priced nitrogen for our customers with strategic access to all modes of transport. We would purchase 40 percent of the approximately 1.3 million tonnes of anhydrous ammonia that would be produced as part of a proposed gasification facility located in the U.S. Gulf. The agreement is subject to various conditions including the ability of FHP to obtain adequate financing to construct the facility which had not occurred as of February 2008 and the successful completion and startup of the project which would take approximately three years to complete.

•	During the period from May through August 2007, we experienced gas supply interruptions and reduced production volumes at our Profertil facility as a result of an unusually cold winter in Argentina.

     Agrium • 2007 annual report

Potash (K) Products
We are the third largest producer of potash in North America. Potash is used by crops to regulate plant growth processes, activate enzymes involved in plant growth and to help protect crops from drought and disease.
We produce muriate of potash (MOP), otherwise known as potash, at our mine in Vanscoy, Saskatchewan. In 2008 we anticipate selling approximately half of our production within North American markets and the other half to offshore markets through our sales to Canpotex Limited (Canpotex). Canpotex is the offshore marketing agency for potash produced in the province of Saskatchewan and is wholly-owned by the three major Canadian potash producers.
Global potash trade is approximately 45 million product tonnes per year and is highly concentrated within only a few regions of the world. Most of the demand is in China, U.S., Brazil, India, and southeast Asia and the major global suppliers are Canada, Russia, Belarus and Germany. Potash deposits are located in only a few regions of the world, with the largest deposits in Saskatchewan. Future demand growth is expected to be met, primarily, through capacity additions in accessible regions such as Saskatchewan and Russia.
Saskatchewan potash mines accounted for about 35 percent of global potash capacity and 37 percent of world potash trade in 2007. Our share of Canpotex total sales was nine percent in 2007.
The two major grades of potash are premium or granular grade and standard grade. Premium grade is viewed as a superior product due to its suitability for blending with granular nitrogen and phosphate products. Standard grade is a smaller, less uniform, non-compacted grade of potash that tends to sell at a slight discount to premium grade and is used primarily in regions of the world not equipped with bulk fertilizer blending capabilities.
Potash strategy and key developments
Our potash strategy focuses on continuing to expand our production capacity both in the near and long-term.
Recent developments include the following:
•	In addition to our recent 310,000 tonne capacity expansion, we have identified possible additional improvements to our Vanscoy mine that could ultimately increase its capacity to approach 3.0 million tonnes. It is too early to provide a timeline or capital cost estimate for expansions to reach this higher capacity figure.

•	Evaluation of a second expansion at our Vanscoy potash mine, which could add anywhere from 300,000 to 800,000 tonnes of additional capacity. A decision on whether to proceed and the scale of the next debottleneck expansion is expected in late 2008 after engineering and cost estimate studies are completed. The timing to bring this expansion into production would be 2011-12.

•	We are currently evaluating the feasibility of a new greenfield potash mine in either Manitoba or Saskatchewan. We are actively working on seismic drilling programs on two potential projects in regions of these provinces known for their extensive potash reserves. We currently have 67,700 acres under lease, 265,000 acres under exploration permits and 99,700 acres under a pending exploration permit. A decision to move forward with the development of a new mine will not likely occur until 2010.

Agrium • 2007 annual report

Phosphate (P) Products
We have a combined capacity of over one million tonnes of phosphate products from two facilities, one in Conda, Idaho and one in Redwater, Alberta. We are the fifth largest phosphate producer in North America. Phosphate is an important nutrient for plants as it encourages early crop development and stimulates root development and flowering.
Our Conda facility produces monoammonium phosphate (MAP) and superphosphoric acid (SPA) products, primarily sold in the U.S. Pacific Northwest region. Our Redwater facility produces MAP primarily for the agricultural market in Western Canada. Our phosphate assets benefit from regional transportation and selling price advantages. Because our facilities are situated in key markets we can access them with significantly lower transportation costs versus competitive producers in the southern U.S.
The three primary raw materials required to produce granular ammonium phosphates are sulphur, ammonia and phosphate rock. Each facility has a dedicated phosphate rock mine supplying its rock requirements and sources sulphur supplies locally. Our Conda facility obtains its rock supply from our Dry Valley rock mine located 32 kilometers from our processing site. The facility sources sulphur and sulphuric acid locally and from natural gas production facilities in the Western U.S. The phosphate rock for Redwater is obtained from our mine in Kapuskasing, Ontario, while ammonia is produced on-site and sulphur is sourced locally at highly competitive prices given the high level of sulphur availability in the region.
Phosphate strategy and key developments
Our strategic focus for phosphate will continue to be improving and optimizing our base business.
A key focus in 2007 was improving our cost position and production rates at our Canadian phosphate operations. Production costs at our Canadian phosphate facility were negatively impacted by higher mining costs due to higher iron content in the ore and the hardness in the rock in the section of the mine we were operating in at that time. Furthermore, rail disruptions in the delivery of rock to our Redwater phosphate facility impacted Redwater phosphate operating rates and average production costs in mid-2007. We successfully addressed these by doing the following:
•	Upgrading the flotation system at the mine site to address high iron content in the rock.

•	Opening a new area of the mine with higher quality ore by the third quarter of 2007.

•	Working with our rail carrier to improve rock deliverability.

•	Importing two shipments of Moroccan phosphate rock on a temporary basis to maintain Redwater production levels.

     Agrium • 2007 annual report

Product Purchased for Resale
Our Wholesale operations purchase crop nutrient products from other international and domestic suppliers for resale to our customers. These activities enable us to leverage our existing strong distribution network and customer channels. Through these activities, we are able to increase our sales beyond what would be possible through the sale of our manufactured product alone, particularly as the role of imports into North America has increased over the past number of years. Approximately two-thirds of purchase for resale volumes were nitrogen products in 2007. The remaining volumes are potash, phosphate and other products.
Our purchase for resale business adds value through providing a more complete line of products in areas where our manufactured product may not be able to economically reach some customers. We utilize our purchasing power and leverage our extensive storage and transportation services to add value for customers. We significantly expanded our purchase for resale business across all crop nutrients by utilizing the extensive distribution assets that were obtained with the 2006 acquisition of Royster-Clark.
Distribution and Storage
Our distribution and storage assets and systems are an integral part of the agricultural value chain and our Wholesale operations. In order to meet the highly seasonal demand from our agricultural customers, we have developed an extensive transportation, storage and warehousing system to maximize deliverability in peak demand periods. We also have a significant number of railcars under long-term lease and utilize various pipelines, barges and ocean vessels to move our product. The Royster-Clark acquisition provided a significant increase to our U.S. Wholesale fertilizer distribution assets in 2006, particularly in the Corn Belt and Eastern U.S. We added an additional 440,000 tonnes of warehouse capacity through the wholesale component of the Royster-Clark acquisition. We continue to evaluate opportunities to expand our distribution base to allow us to increase our import capability in North America and for international distribution assets to expand globally.
Wholesale Results
Our Wholesale operations achieved record net sales, gross profit and net earnings in 2007. Net sales for our Wholesale operations increased to $2.8-billion in 2007, compared with $2.3-billion in 2006 and $2.2-billion in 2005. Gross profit increased for all three major product groups, primarily due to significantly higher sales prices and margins, aided by stronger North American and global nutrient demand. These factors more than offset slightly higher production costs in 2007, primarily as a result of strength in the Canadian dollar, and lower sales volumes and gross profits from our two international nitrogen facilities.
Wholesale EBIT was $667-million in 2007, compared to $91-million in 2006 and $492-million in 2005, while Wholesale EBITDA rose to $786-million in 2007, compared with $352-million in 2006 and $614-million in 2005. The 2006 EBIT figure included a $136-million asset impairment charge on our Canadian phosphate operations.

Agrium • 2007 annual report

Wholesale Performance

	Year Ended December 31			Variance Analysis
				2007 vs 2006			2006 vs 2005
(millions of U.S. dollars)	2007	2006	2005	Change	Price	Volume	Change	Price	Volume

Nitrogen
Net sales	1,735	1,376	1,622	359	297	62	(246)	(54)	(192)

Gross profit	561	291	479	270	299	(29)	(188)	(112)	(76)

Potash
Net sales	305	213	255	92	31	61	(42)	8	(50)

Gross profit	167	98	157	69	40	29	(59)	(28)	(31)

Phosphate
Net sales	466	298	319	168	130	38	(21)	32	(53)

Gross profit	118	27	59	91	88	3	(32)	(22)	(10)

Product purchased for resale
Net sales	339	382	-	(43)	96	(139)	382	382	-

Gross profit	28	19	-	9	16	(7)	19	19	-

Total net sales	2,845	2,269	2,196	576	554	22	73	368	(295)

Total gross profit	874	435	695	439	443	(4)	(260)	(143)	(117)

Selling expenses	27	30	20	(3)			10
General and administrative	22	29	25	(7)			4
Depreciation and amortization	119	125	122	(6)			3
Royalties and other taxes	29	8	35	21			(27)
Other expenses	10	16	1	(6)			15

EBIT before special items	667	227	492	440			(265)

Special items
Asset impairment	-	136	-	(136)			136

EBIT	667	91	492	576			(401)

EBITDA	786	352	614	434			(262)

EBITDA as percent of net sales	28	16	28

     Agrium • 2007 annual report

Nitrogen Products
Nitrogen gross profit
Our nitrogen gross profit increased to $561-million in 2007, compared with $291-million in 2006 and $479-million in 2005. The increase in gross profit was due to higher sales prices and margins more than offsetting a slight increase in average costs associated primarily with higher gas costs. The majority of the increase in gross profit was from our North American nitrogen facilities where gross profit increased to $442-million in 2007, compared with $143-million in 2006 and $229-million in 2005. International nitrogen sales primarily from Profertil contributed $119-million in gross profit in 2007 versus $148-million in 2006 and $250-million in 2005, due to higher sales prices in 2007 partially offset a reduction in sales volumes. On a product basis, all three major nitrogen product groupings showed a significant increase in gross profit and margins over 2006 levels. Gross profit for urea increased by $129-million or 65 percent, ammonia increased by $72-million or approximately 140 percent and our UAN solution, sulphate and other products category increased by $69-million or approximately 170 percent in 2007 compared with 2006.
Nitrogen gross margins reached $108 per tonne for 2007, almost double the 2006 level of $58 per tonne and well above the $83 per tonne in 2005.

Nitrogen performance

	Year Ended December 31				Variance Analysis
				2007 vs 2006			2006 vs 2005
(millions of U.S. dollars, except as noted)	2007	2006	2005	Change	Price	Volume	Change	Price	Volume

Nitrogen Domestic
Net sales	1,475	1,043	1,160	432	245	187	(117)	(36)	(81)
Cost of product	1,033	900	931	133	28	(161)	(31)	(33)	64
Gross profit	442	143	229	299	273	26	(86)	(69)	17
Tonnes sold (‘000)	4,321	3,667	3,939	654			(272)

Margin per tonne	102	39	58

Nitrogen International
Net sales	260	333	462	(73)	52	(125)	(129)	(18)	(111)
Cost of product	141	185	212	(44)	(25)	69	(27)	(25)	52
Gross profit	119	148	250	(29)	27	(56)	(102)	(43)	(59)
Tonnes sold (‘000)	873	1,393	1,840	(520)			(447)

Margin per tonne	136	106	136

Total Nitrogen
Net sales	1,735	1,376	1,622	359	297	62	(246)	(54)	(192)
Cost of product	1,174	1,085	1,143	89	2	(91)	(58)	(58)	116
Total gross profit	561	291	479	270	299	(29)	(188)	(112)	(76)
Tonnes sold (‘000)	5,194	5,060	5,779	134			(719)

Margin per tonne	108	58	83

Selling price per tonne	334	272	281
Cost of product per tonne	226	214	198

Agrium • 2007 annual report

Nitrogen prices
Global and North American nitrogen prices increased significantly in 2007, particularly for urea and UAN solutions. Global urea prices averaged about 35 percent higher in 2007 than 2006, while North American urea prices were as much as 50 percent higher, as illustrated in the price graph. The global nitrogen market tightened as growth in global nitrogen demand, spurred by rising grain prices and expanded crop acreage, more than offset increases in world nitrogen capacity. Global imports of urea increased by more than 11 percent in 2007, partly due to exceptionally strong growth in import demand from India. The majority of the increase in benchmark prices occurred near the end of the year and, as is often the case with rapid price changes, there is a delay before we and other wholesale manufacturers realize these higher prices. The delay in realization of benchmark prices is due to forward sales that lock in the selling price before the spring application season. Our average prices also reflect sales to both the agriculture and industrial market. Industrial markets offer a stable, steady end market based on long-term contracts although margins are often lower than in the agriculture sector. The average sales price will often vary by quarter depending on the percentage of sales to the industrial versus the agriculture markets. An agreement between Profertil and the Argentine government that was announced in the summer of 2006 placed a ceiling on Argentine domestic urea prices of $300 per tonne and was in effect until early in the third quarter of 2007.
Nitrogen product cost
Our total nitrogen cost of product increased to $1.2-billion in 2007, compared with $1.1-billion in 2006 and $1.1-billion in 2005. On a per tonne basis, the cost of product sold was also slightly higher, averaging $226 per tonne in 2007 compared with $214 per tonne in 2006 and $198 per tonne in 2005. The increase in cost was due primarily to higher gas costs at our North American and International nitrogen facilities in 2007 versus 2006. The impact of Canadian dollar appreciation versus the U.S. dollar increased our fixed costs at our Canadian nitrogen production facilities by over $2.50 per tonne in 2007. This was partly offset by a higher proportion of sales coming from our UAN solutions, sulphate and other category, which has a slightly lower production cost due to the lower percentage of nitrogen and therefore gas cost in the end product relative to ammonia or urea. Wholesale’s overall natural gas cost in 2007 was $5.78 per MMBtu compared with $5.26 per MMBtu in 2006, while the price of gas on the U.S. New York Mercantile Exchange (NYMEX) was $6.92 per MMBtu in 2007 versus $7.26 per MMBtu in 2006. The higher average gas cost was partly due to a higher proportion of our nitrogen being produced at our North American facilities rather than our international facilities in 2007.

Agrium • 2007 annual report

Gas Price and Cost

(U.S. dollars per MMBtu)	2007	2006	2005

NYMEX	6.92	7.26	8.55
AECO	6.11	6.17	7.03

Basis	0.81	1.09	1.52

Wholesale
Average unhedged	5.76	5.34	5.36
Hedging impact	0.02	(0.08)	(0.12)
Overall weighted average (a)	5.78	5.26	5.24

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of Profertil facility and our Kenai facility.

We purchased approximately 110 million BCF of gas in 2007. This was 12 million BCF below 2006, primarily due to lower production at our facilities that are focused on the international market located in Kenai, Alaska and Argentina. The Natural Gas Use graph shows the breakdown in gas use by region for 2007. Alberta is a significant net exporter of natural gas to the U.S. and over the past three year period the Alberta gas price, or AECO gas, was $1.14 per MMBtu lower than the price of NYMEX gas, benefiting our Alberta production facilities. The AECO gas price advantage was $0.81 per MMBtu in 2007. The Borger, Texas ammonia facility is our only nitrogen facility that produces ammonia in the lower 48 U.S. states and accounted for about 15 percent of our total 2007 gas purchases. Our Borger facility also normally has a gas cost advantage versus NYMEX gas prices. In 2007 this advantage averaged $0.62 per MMBtu.

Our Profertil nitrogen facility in Argentina has three long-term, low-cost gas contracts denominated in U.S. dollars. These gas contracts are on a fixed price basis and expire in 2011, 2012 and in 2017. These three contracts account for about 80 percent of the facility’s gas requirements. As a result of changes implemented in Argentina in 2007, Pan American Energy is now the largest supplier, followed by Petrobras and Repsol YPF. For the remaining 20 percent of the facility’s gas requirements, Profertil purchases a mix of spot and shorter-term (one and two-year) contracts, also denominated in U.S.

dollars. Non-interruptible transportation contracts are in place for all gas. Gas transportation contracts for 60 percent of Profertil’s gas requirements expire in 2015 and the remaining 40 percent in 2011. We anticipate total gas costs will increase slightly in 2008 as a result of higher wellhead and transportation costs, with the average cost of delivered gas expected to approach $3.00 per MMBtu in 2008. Reduced gas deliverability in 2007 was due to the combination of an overall increase in demand for energy in Argentina and an unusually cold winter. This resulted in peak gas demands at times during May to August exceeding the overall system delivery capacity for Argentina. As a result of gas supply interruptions experienced in 2007, Profertil is examining changes to their facilities that will improve energy efficiency and expand flexibility in energy feedstock.

Agrium • 2007 annual report

Sales volumes and operating rates
Wholesale nitrogen sales volumes in 2007 totaled 5.2 million product tonnes, compared with 5.1 million product tonnes in 2006 and 5.8 million tonnes in 2005. The increase in 2007 over 2006 was primarily due to higher production and sales of UAN and other nitrogen products at our upgrade facilities. Our North American production was impacted by the largest planned maintenance turnaround in our history at our Redwater, Alberta nitrogen facility that lasted just over two months during the summer of 2007. Total urea and ammonia sales were lower than last year primarily due to lower volumes from our international facilities associated with reduced gas availability at Kenai and Profertil. Our Kenai facility only produced about 325,000 tonnes of urea and ammonia in 2007 during the five months it was operational versus 642,000 tonnes in 2006. Production from our 50 percent owned Profertil facility in Argentina was reduced by 118,000 tonnes during the winter due to gas deliverability issues. For 2008 we anticipate there will be downtime at the Profertil facility due to planned maintenance. We are also examining energy supply options to minimize any potential gas supply interruptions on a longer-term basis.

Potash Products
Potash gross profit
Our potash gross profit increased to $167-million in 2007, compared with $98-million in 2006 and $157-million in 2005, as illustrated in the table below. The significant improvement over 2006 was a result of higher selling prices and increased sales volumes. Our cost of product was negatively affected by an 18 percent increase in the value of the Canadian dollar versus the U.S. dollar between January 1, 2007 and December 31, 2007. Given that we incur production costs in Canadian dollars and market our product in U.S. dollars, we realize increases in our production costs when the Canadian dollar appreciates against the U.S. dollar. Our sales volumes increased by 32 percent in 2007, due to higher production volumes and improved global demand this year. We faced challenges in operating the mine at the expanded capacity rate on a consistent basis until the fourth quarter of 2007.
We expect a further significant improvement in gross profit in 2008 due to very tight global market conditions supporting prices, and production and sales volumes reflecting our expanded capacity.

Potash prices
Our realized potash price increased eight percent in 2007, after rising six percent in 2006 and 33 percent in 2005. Both domestic and international sales prices increased by $18 to $19 per tonne in 2007. North American sales prices and margins remained well above international levels in 2007. This was due to markets such as China and India buying on a one-year contract basis rather than a spot market basis in a rising price environment, as well as higher ocean freight rates in 2007 that affected netbacks for international markets that purchase on a delivered basis. We expect the differential between international and domestic margins to narrow in 2008. A key development in 2007 was the estimated 15 percent increase in global potash demand, which contributed to rising prices throughout the year. Significantly higher crop prices supported demand, while an unexpected Russian mine closure in late 2006 contributed to the tight market conditions. The 2008 potash contract between Canpotex and both China and India was still outstanding as of late February. The timing and the ultimate price level of these contracts are expected to impact the average realized international sales prices. Potash spot prices were significantly higher than the previous contract price for China and India as of February 2008, given the large increase in global potash prices that occurred over the past year.

Agrium • 2007 annual report

The North American and international potash markets have separate marketing channels and benchmark prices, although they are highly inter-related. Our international sales are made through the Saskatchewan potash producers’ marketing agency Canpotex, where the export reference price is Vancouver, Canada. The reference price for North American sales is the Mid-Western U.S. potash price.
Potash performance

	Year Ended December 31			Variance Analysis

				2007 vs 2006			2006 vs 2005
(millions of U.S. dollars, except as noted)	2007	2006	2005	Change	Price	Volume	Change	Price	Volume

Potash Domestic
Net sales	185	143	158	42	15	27	(15)	9	(24)
Cost of product	84	80	64	4	11	(15)	16	(26)	10
Gross profit	101	63	94	38	26	12	(31)	(17)	(14)
Tonnes sold (‘000)	866	731	860	135			(129)
Selling price per tonne	214	196	184

Margin per tonne	117	86	109

Potash International
Net sales	120	70	97	50	16	34	(27)	(1)	(26)
Cost of product	54	35	34	19	(2)	(17)	1	(10)	9
Gross profit	66	35	63	31	14	17	(28)	(11)	(17)
Tonnes sold (‘000)	818	548	751	270			(203)
Selling price per tonne	147	128	129

Margin per tonne	81	64	84

Total Potash
Net sales	305	213	255	92	31	61	(42)	8	(50)
Cost of product	138	115	98	23	9	(32)	17	(36)	19
Gross profit	167	98	157	69	40	29	(59)	(28)	(31)
Tonnes sold (‘000)	1,684	1,279	1,611	405			(332)

Margin per tonne	99	77	97

Selling price per tonne	181	167	158
Cost of product per tonne	82	90	61

Agrium • 2007 annual report
Potash product cost
Our total potash cost of product sold rose by 20 percent to $138-million in 2007, compared with $115-million in 2006 and $98-million in 2005. The increase in our aggregate cost of product sold in 2007 was primarily due to the increase in production and sales volumes and the impact of a stronger Canadian/U.S. exchange rate. On a per tonne basis, cost of product decreased to $82 per tonne in 2007, down nine percent from the $90 per tonne cost in 2006 and higher than the $61 per tonne in 2005. The primary reason for the higher cost in 2007 versus 2005 was the significant appreciation in the Canadian dollar over the past two years. These figures include both the cost of goods sold and a portion of the freight to our North American markets. We expect our average per unit cost of product sold to decline in Canadian dollar terms in 2008 as we increase our annual production to full capacity. However, we anticipate additional costs for mine rehabilitation and development to add approximately $5.00 per tonne in costs in 2008 compared with the previous five-year average. This development work is intended to allow us to meet ore requirements for our existing capacity and is also associated with our future expansion plans at our Vanscoy facility.
Sales volumes and operating rates
Our potash sales volumes were 1.7 million tonnes in 2007, well above the 1.3 million tonnes sold in 2006 and slightly above the 1.6 million tonnes in 2005. From a production standpoint, we produced 1.7 million tonnes of potash in 2007, compared with 1.2 million tonnes in 2006 and 1.7 million tonnes in 2005. Our production and sales volumes increased in 2007 versus 2006 as a result of higher production volumes in 2007 due to our capacity expansion and stronger market demand primarily in China and Brazil. We experienced some challenges operating the mine at post expansion rates through the third quarter of 2007. We essentially operated at post expansion rates in the fourth quarter of 2007 and anticipate producing at, or close to, full capacity rates of 2.05 million tonnes in 2008.
We estimate we have sufficient potash ore reserves to continue production for approximately 65 years based on current and projected production rates.
Phosphate Products
Phosphate gross profit
Our phosphate gross profit more than quadrupled in 2007 to $118-million, compared with $27-million in 2006 and $59-million in 2005. The increase in phosphate gross profit in 2007 was due to a substantial increase in sales prices and an increase in production volumes from our Canadian phosphate operations.
Phosphate performance

	Year Ended December 31				Variance Analysis
				2007 vs 2006			2006 vs 2005
(millions of U.S. dollars, except as noted)	2007	2006	2005	Change	Price	Volume	Change	Price	Volume

Phosphate
Net sales	466	298	319	168	131	37	(21)	32	(53)
Cost of product	348	271	260	77	(42)	(35)	11	(54)	43
Gross profit	118	27	59	91	88	3	(32)	(22)	(10)
Tonnes sold (‘000)	1,021	906	1,088	115	130	38	(182)
Selling price per tonne	456	329	293
Cost of product per tonne	340	299	239

Margin per tonne	116	30	54

     Agrium • 2007 annual report

Phosphate prices
Benchmark phosphate prices increased dramatically in 2007 as illustrated in the price graph. Global prices more than doubled between January 1, 2007 and December 31, 2007. When there are rapid changes in benchmark prices, there is often a lag before manufacturers realize the change in prices due to forward selling prior to the price changes. The primary global phosphate benchmark price is the cash price at the port of Tampa, Florida. The U.S. remains the largest exporter of phosphates in the world, accounting for over one third of all granular ammonium phosphate (DAP/MAP) traded globally in 2007. Prices were supported by strong global demand, limited increases in global capacity in 2007 and capacity closures that occurred in North America in 2006. We sell substantially all of our phosphate production close to our two phosphate facilities, which are located in Alberta, Canada and, Idaho, U.S.

Phosphate product cost
Our total phosphate cost of product sold increased to $348-million in 2007, compared with $271-million in 2006 and $260-million in 2005. On a per tonne basis, cost of product increased to $340 per tonne in 2007, up from $299 per tonne in 2006 and $239 per tonne in 2005. The increase was due to higher production costs at both our Redwater and Conda facilities. The largest increase in production costs was at our Redwater, Alberta phosphate operations where our MAP production costs rose about 10 percent over 2006, about $23 per tonne of the increase was due to the appreciation of the Canadian dollar. Redwater per unit production costs were also impacted by high rock costs as a result of reduced operating rates at our Kapuskasing facility and rail related interruptions to phosphate rock supply in the first half of the year. The longer than expected scheduled maintenance turnaround in the second half of the year and the use of higher cost Moroccan rock as a temporary measure to increase production volumes were also contributing factors. Costs at our Conda phosphate facility increased partly due to renegotiation of our mining contract and rising costs for diesel and equipment. Our competitive advantage on sulphur and ammonia costs relative to most phosphate producers in the Southern U.S. and non-integrated global producers is expected to increase in 2008.

Agrium • 2007 annual report

We successfully addressed rock processing and cost challenges at our Kapuskasing phosphate rock mine during 2007. We accomplished this by installing a flotation system that lowers the iron content and improves phosphoric acid recovery rates in the production of phosphate products, and by moving into a new section of the mine in the third quarter of 2007 which has higher quality rock. These factors helped increase production rates and lower our rock costs more than 21 percent in 2007 on a Canadian dollar per tonne basis. Most of this cost decrease occurred in the later part of 2007. We also imported over 127,000 tonnes of phosphate rock from Morocco to blend with our Kapuskasing rock. The purchased phosphate rock was used to supplement our Kapuskasing phosphate rock supply as an interim measure. The use of Moroccan rock increased our average rock costs but allowed us to increase production at our Redwater phosphate facility. Additional future imports are not anticipated.
The rock quality challenges at our Kapuskasing mine identified last year led to a reduction in the estimated economic ore reserve life from 2019 to 2013. The results from an ore assessment, combined with a pricing forecast that included significant new global supply additions in Saudi Arabia in 2011 and a stronger Canadian dollar led to non-cash impairment against our Redwater and Kapuskasing phosphate assets of $136-million pre-tax or $95-million after tax in 2006.
The economic life of the Kapuskasing mine and Redwater phosphate facility will be highly dependent on future prices of MAP, the global prices of phosphate rock, and the relative value of the Canadian dollar. We continued to monitor the quality and quantity of our phosphate rock deposit in 2007 through comprehensive drilling programs. We will continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility beyond 2013, including alternative sources for phosphate rock. Our mine reserves in Idaho, which supplies the Conda, Idaho phosphate facility are estimated to have sufficient ore reserves to continue production for over 20 years, based on current and projected production rates.
Sales volumes and operating rates
Our total sales volumes increased to one million tonnes in 2007, compared with 906,000 tonnes in 2006 and 1.1 million tonnes in 2005. The increase in sales volumes in 2007 was primarily due to increased production volumes at our Redwater facility. We were able to achieve this despite the challenges associated with rail disruptions in the delivery of rock and other temporary challenges associated with Kapuskasing phosphate rock mine and a planned turnaround at the Redwater phosphate facility. Sales volumes from our Conda phosphate facility increased slightly compared to the previous two years.
Product Purchased for Resale
Our product purchased for resale gross profit was $28-million in 2007, an increase of $9-million over the previous year. Reduced volumes were offset by $17 per tonne increase in margins. Sales volumes were significantly lower than the previous year as a result of our increased focus on value-add product lines and challenges sourcing product in a tight market. We continue to grow our distribution capacity in North America with expansion projects planned for a number of our sites.
Wholesale Expenses
Wholesale expenses decreased to $207-million in 2007, compared with $344-million in 2006 and $203-million in 2005. Wholesale expenses in 2006 include a one-time pre-tax impairment charge of $136-million on our Canadian phosphate assets. Excluding the effect of the impairment charge on our 2006 expenses, Wholesale expenses remained fairly consistent year-over-year. Higher potash margins and sales volumes, associated with the 2006 expansion at our Vanscoy potash facility, resulted in a $21-million increase in Royalties and other taxes expense in 2007. Offsetting this increase was a decrease in depreciation and amortization expense resulting from a lower depreciable asset base in 2007, given the significant impairment in 2006.

     Agrium • 2007 annual report

Quarterly Results
Our Wholesale business is seasonal as the majority of our sales are to the agriculture sector and given the regions of the world in which we operate. The second quarter is usually Wholesale’s most important quarter from a sales and gross profit perspective because it coincides with the spring season in North America. The fourth quarter tends to be Wholesale’s second most important quarter as it is the fall fertilizer application season in North America and the spring application season in Argentina and Chile. However, 2007 was a notable exception where Wholesale’s fourth quarter results were higher than the second quarter, due to the strength in crop nutrient prices and margins in late 2007. Most sales in the first and third quarters are composed of industrial sales, international potash and nitrogen sales, or off-season fill programs where retailers fill their storage systems leading up to the spring or fall application seasons.

Agrium • 2007 annual report

Wholesale

	2007				2006				2005
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales – external	814	524	819	438	485	457	823	361	503	524	667	358
Net sales – inter-segment	94	39	71	46	51	36	38	18	50	27	38	29

Total net sales	908	563	890	484	536	493	861	379	553	551	705	387

Cost of product	565	405	613	388	439	391	687	317	433	351	452	265
Gross profit	343	158	277	96	97	102	174	62	120	200	253	122

Gross profit (%)	38	28	31	20	18	21	20	16	22	36	36	32

Nitrogen
Net sales	555	345	556	279	344	323	494	215	414	394	531	283
Cost of product	330	248	371	225	279	245	378	183	338	250	343	208
Gross profit	225	97	185	54	65	78	116	32	76	141	187	75
Tonnes sold (‘000)	1,488	1,064	1,631	1,011	1,395	1,315	1,651	699	1,296	1,431	1,902	1,150
Selling price (per tonne)	373	324	341	276	247	246	299	308	319	273	279	246

Margin (per tonne)	151	91	113	53	47	59	70	46	59	99	98	65

Potash
Net sales	93	65	95	52	49	51	67	46	57	65	75	58
Cost of product	36	32	44	26	25	34	31	25	23	23	30	22
Gross profit	57	33	51	26	24	17	36	21	34	42	45	36
Tonnes sold (‘000)	462	354	535	333	311	325	377	266	347	394	469	401
Selling price (per tonne)	201	184	178	156	158	157	178	173	164	165	160	145

Margin (per tonne)	123	93	95	78	77	52	95	79	98	107	96	90

Phosphate
Net sales	139	108	145	74	61	67	122	48	83	92	99	45
Cost of product	92	82	110	64	57	63	108	43	73	76	76	35
Gross profit	47	26	35	10	4	4	14	5	10	17	21	11
Tonnes sold (‘000)	266	223	335	197	180	204	377	145	262	320	346	160
Selling price (per tonne)	523	484	433	376	339	328	324	331	317	291	280	288

Margin (per tonne)	177	117	104	51	22	20	37	34	38	53	61	69

EBIT	277	96	232	62	(64)	47	132	(24)	90	125	200	77

EBITDA	307	126	261	92	99	78	167	8	119	153	232	110

Agrium • 2007 annual report
Key Components of Advanced Technologies:
· Controlled-release fertilizer for broad acre crops.
· Products designed for high value crops such as strawberries.
· Branded fertilizer products with controlled-release technologies suitable for golf course turf, lawn care and sport field applications.
· Products and blends designed for the nursery market.
· Consumer lawn and garden.
50

Agrium • 2007 annual report
Advanced Technologies Business Segment

Advanced Technologies offers premium, environmentally friendly, controlled-release fertilizers and related products to the agriculture, specialty agriculture, professional turf, horticulture and consumer lawn and garden markets. Products offered include:
•	Agriculture: ESN®, the only polymer-coated, environmentally friendly, controlled-release fertilizer available for broad acre crops in North America.

•	Specialty agriculture: products designed specifically for high value crops such as strawberries (Polyon® and Duration®).

•	Professional turf: branded specialty fertilizer products with controlled-release technologies suitable for golf course turf, lawn care, and sport field applications (Polyon, SCU®, Duration, Nutralene®, Nitroform®, IB Nitrogen®, Trikote®, XCU® ) and associated branded professional products (ProTurf®, Nu-Gro®).

•	Horticulture: products and blends designed specifically for the nursery market (Polyon, IB Nitrogen).

•	Consumer lawn and garden: (Polyon, SCU, Nutralene, Trikote).
Agrium has been developing polymer-coated crop nutrients for a number of years. Last year was the first year that Advanced Technologies was operated and reported as a separate business segment. This was principally a result of the acquisition of two advanced technologies businesses, Nu-Gro and Pursell Technologies (Pursell). These two acquisitions, in combination with expanded ESN® capacity and existing Duration production, enabled Agrium to offer a complete portfolio of controlled-release products. This resulted in a scale of business sufficient to establish a new segment due to the expected significant future growth for this business.

     Agrium • 2007 annual report

Advanced Technologies has production in seven facilities in North America with the combined capacity to produce over half a million tonnes of controlled-release fertilizers annually. One of these facilities is a formulating and packaging facility with the capacity to package two million product cases per year. We have the capability to produce a broad spectrum of controlled-release fertilizers including polymer-coated, sulphur-coated, and reacted products in a variety of sizes and composition to meet the specific needs of our target markets. Additionally, we have a strong focus on product innovation with two research facilities. Internal research is focused on product development, with supporting agronomic research being conducted externally at leading agricultural institutions across North America.
Advanced Technologies Strategy & Key Developments
Advanced Technologies was created to deliver value-added crop nutrient solutions to growers and customers around the world. This business provides high value products to specialties end markets, such as professional turf, horticulture, consumer lawn and garden markets, while leveraging its strengths in crop nutrient technology into high volume agriculture markets.
Our three key strategic focus areas are:
•	Grow the base North American business.

•	Develop new products to support existing and new market opportunities.

•	Expand internationally with current and future technologies.
Key developments for Advanced Technologies in 2007 included:
•	Completed the integration of three unique business entities into a single SBU by incorporating the existing Specialties Division of Agrium with the acquired businesses of Nu-Gro and Pursell.

•	Marketed and distributed over 120,000 metric tonnes of ESN® sales in Canada and the U.S., with representation in most of the major agricultural areas. This represents a year-over-year increase in sales in excess of 130 percent.

•	Acquired 19.6 percent ownership position in Hanfeng Evergreen for C$6.22 per share or U.S.$63-million in April 2007. This supports our strategy of global growth and builds on a relationship initiated by Nu-Gro a number of years ago. As part of this agreement, Agrium has the opportunity to participate in future sulphur-coated urea business opportunities with Hanfeng. This investment leverages off our expertise in the specialty crop nutrient business and provides a platform for future growth in the important Chinese fertilizer and agriculture market.

•	Developed for introduction in early 2008, a new controlled-release product targeted to the turf and consumer market called XCU®. This new product is designed as an upgrade to our SCU product, with XCU® delivering more nitrogen per tonne of product, with improved release characteristics.

•	Underwent a feasibility analysis on utilizing in-market coating facilities to expand our ESN® production. In-market coating would allow us to expand our ESN® brand into regions of the U.S. where it currently is less economical to distribute product from our Carseland, Alberta production location and enable us to add value to imported urea in the U.S. A final decision on whether to proceed with capacity expansion through in-market coating is expected in 2008.

•	Implemented a rigorous branding campaign to better position Advanced Technologies in controlled-release products.

Agrium • 2007 annual report

Advanced Technologies Products
Advanced Technologies is reported in two product lines:
•	Controlled-release products, including ESN®.

•	Other (Canadian professional business).
Previously described market areas are represented in the controlled-release products product line. Following is more information on specific product offerings:
ESN® encapsulates urea inside a specially designed polymer coating that permits the release of nitrogen to better match the needs of the growing plant. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application, reduce fuel costs and save growers’ time by lowering the number of passes over a field. Since ESN® is targeted at broad acre agriculture such as corn, potatoes and wheat, we believe the potential market for this product is in excess of three million tonnes per year.
Within Advanced Technologies, the Other product line represents our Canadian professional business. This includes products directed to the professional turf, structural pest control and contract manufacturing for Canadian consumer lawn and garden businesses.
Professional customers include golf courses, lawn care companies, horticulture and nurseries, specialty agriculture and pest control operators. The creation of Advanced Technologies has increased the product offering we are able to make available to our professional customers. Golf courses are key customers for our products. There are over 15,000 golf courses in the U.S. and an estimated 2,000 golf courses in Canada. Golf courses spend an average of $40,000 per year on fertilizer, seeds and pest control products.
Late in 2007, Agrium’s micronutrients business was transferred into our Advanced Technologies segment. This move is supported by the fact that there are product development, customer overlap and potential synergies associated with micronutrients being within our Advanced Technologies segment, rather than within our Wholesale segment.

     Agrium • 2007 annual report
Advanced Technologies Results
Advanced Technologies includes results from the former Nu-Gro controlled-release and professional products business acquired in January 2006 as well as the Pursell controlled-release business acquired in August 2006. It also includes the operating results for ESN® and Duration®, which were reported as part of the North America Wholesale business segment prior to 2006. As a result, only two years of operating results are shown in the table below.
Advanced Technologies Performance

Year Ended December 31
(millions of U.S. dollars)	2007	2006(a)

Net sales	249	101
Cost of product	194	82

Gross Profit	55	19

Selling expenses	10	5
General and administrative	16	7
Depreciation and amortization	16	8

EBIT	13	(1)

EBITDA	29	7

EBITDA as percent of net sales	12	7

(a)	The 2006 figures represent the results of Nu-Gro from the date of acquisition of January 25, 2006 and Pursell from the date of acquisition of August 4, 2006. ESN® and Duration® figures have been included from July 1, 2006. Prior to July 1, 2006, the ESN® and Duration® business was included in Wholesale’s results.
Our Advanced Technologies 2007 results show a significant increase in net sales, gross profit and earnings over last year. This was due to a combination of strong sales and increased margins for our ESN® controlled-release product targeted at broad acre crops, solid returns from our other branded controlled-release products targeted at the specialty market and the inclusion of a full year of results from our Pursell acquisition. Total sales reached $249-million compared with $101-million last year. While gross profit rose to $55-million compared with $19-million last year, EBITDA reached $29-million in 2007 compared with $7-million in 2006.
Expenses
Expenses for Advanced Technologies were $42-million in 2007, compared to expenses of $20-million in 2006. Overall, expenses have increased in 2007 due to a full year of results for Pursell and ESN®/Duration®. General and administrative costs have further increased as we implement our growth strategy and due to a new incentive plan. Depreciation and amortization have increased due to the significant increase in our depreciable asset base related to the Pursell acquisition.

Agrium • 2007 annual report
Quarterly Earnings
As with our other operating segments, the Advanced Technologies business is seasonal. However, in this case, the first quarter is typically the strongest, followed closely by the second quarter, which is the in-season demand period for a majority of Advanced Technologies’ products and markets. The third quarter is typically the weakest for this segment as the fertilizer season winds down.

(millions of U.S. dollars)				2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales – external	58	45	68	46	30	22	24	16
Net sales – inter-segment	12	1	13	6	6	3	-	-
Total net sales	70	46	81	52	36	25	24	16

Cost of product	55	35	63	41	29	21	19	13
Gross profit	15	11	18	11	7	4	5	3
Gross profit (%)	21	24	22	21	19	16	21	19

EBIT	(2)	3	7	5	(2)	(3)	3	1

EBITDA	4	7	10	8	1	-	4	2

Other Business Segment
Our Other business segment is a non-operating segment that consists of corporate and administrative functions that provide support and governance to our operating segments.
The Other segment is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at arm’s-length consideration. The main eliminations relate to purchase and sale transactions between our Retail, Wholesale and Advanced Technologies business segments.
Expenses included in EBIT of our non-operating segment consist primarily of general and administrative costs of our headquarters in Calgary, Alberta and other expenses such as regulatory compliance, foreign translation gains and losses, and business development costs associated with evaluating new growth opportunities. EBIT loss was $142-million in 2007 compared to an EBIT loss of $113-million in 2006 and an EBIT loss of $88-million in 2005. The increase in EBIT loss for our Other segment in 2007 is due to a $65-million increase in stock-based compensation expense driven by a significant increase in our stock price, partially offset by a $43-million increase in foreign exchange gains in the year due to the strengthening of the Canadian dollar.

Agrium • 2007 annual report
Grain production is not keeping up with demand
· Global grain demand growth is being led by the push for improved diets.
· Grain demand has been further spurred on by a global increase in demand for crops for bio-fuel production.
· 2008 may signal a new plateau in crop prices.
· Strong prices provide incentive to growers to maximize crop acreage and optimize crop input application.
56

Agrium • 2007 annual report

Outlook

A key driver for sales prices and volumes in our Retail, Wholesale and, to a lesser extent, our Advanced Technologies segment is the price of grain, oilseeds and other crops. Crop prices provide an indicator of global crop input demand, as growers tend to react to higher crop prices on a global basis with increased acreage and higher crop input application rates. However, each crop nutrient has separate supply, cost and trade variables that can significantly influence the supply/demand and price outlook for each nutrient.
Agriculture Outlook
2007 was an exceptional year in terms of the tightening of the global crop supply and demand balance, and the subsequent rise in global crop prices. This was largely a demand driven event which implies that the increase in price will be sustained, as opposed to a major weather event disrupting supply where production quickly returns to normal. As a result, most market analysts expect this situation will continue throughout 2008 and may signal a new higher plateau in crop prices. Global grain production has not been keeping up with growth in demand for most of the past eight years, resulting in structurally low global crop inventories. Demand growth has been supported by increasing GDP levels, resulting in increased protein consumption in many regions of the world. Demand growth has been further spurred on by the global increase in demand for crops for bio-fuel production, including both ethanol and bio-diesel. For example, U.S. corn demand for use in ethanol is forecast to grow by 51 percent in 2007-08 and by another 30 percent in 2008-09. Tight global inventories were exacerbated by supply problems in a few major wheat growing regions this year leading to all-time high wheat prices. World soybean production is estimated to have fallen by over six percent, while demand is forecast to increase by five percent, leading to a 25 percent drop in projected ending stocks in 2007-08. Global grain and oilseed prices have risen in tandem as there will be a competition among the crops for acreage this year. The strong prices also provide an increased incentive to growers in North America and globally to maximize production through higher crop input application and the adoption of new seed technology.

     Agrium • 2007 annual report

Corn prices reached record levels in 2007. While analysts expect some U.S. acreage to switch out of corn in 2008 into crops that are less input intensive, demand for use in ethanol is forecast to grow by 51 percent in 2007-08.

Nutrient Outlook
We anticipate the global supply/demand balance for all three nutrients should remain in a tight to balanced position in 2008. A strong agricultural market should support nutrient demand both domestically and internationally. We do not expect global capacity additions to lead to a surplus of supply for any of the three major nutrients in 2008.

Agrium • 2007 annual report

Nitrogen
We anticipate that additions to global nitrogen capacity will increase by about one percent in 2008, excluding changes in Chinese capacity. This is lower than any of the past three years. Given the robust agricultural fundamentals, nitrogen demand would be expected to increase at a rate higher than the historical average.

China is expected to remain a net exporter of urea at least over the next few years and their net exports could increase or decrease from 2007 levels. Internal supply and demand conditions are difficult to determine due to a lack of quality information and rapidly changing market conditions and government policies impacting crops, fertilizers and energy. The internal urea price controls in combination with taxes on exports means that market signals have less of an impact on the Chinese market. In an attempt to curb urea exports in 2008 the government increased the export tax to 35 percent from April through September and to 25 percent from October through November, up from 30 percent and 15 percent, respectively.

Iran is the other country that has recently increased its nitrogen capacity, however the operating rate has been extremely low. The potential for Iranian nitrogen facilities to continue operating at well below maximum capacity levels and the potential for new Chinese capacity to replace obsolete Chinese facilities may result in global capacity additions being readily absorbed by expected growth in demand, supporting the continuation of a tight global nitrogen market throughout 2008. Furthermore, gas prices have risen significantly in many regions of the world that produce nitrogen including Eastern and Western Europe, which should raise the floor price for global nitrogen prices.
Demand for nitrogen in North America is expected to be largely unchanged, after an estimated seven percent increase in 2007, despite some anticipated reduction in U.S. corn acreage. Global demand growth rates should be higher than normal again in 2008, particularly in wheat growing regions given strong crop prices. Nitrogen margins at our North American nitrogen facilities will continue to be dependent on the relationship between global nitrogen prices and North American gas prices. We believe nitrogen margins on our North American sales should remain well above historic levels due to the expected tightness in the nitrogen market, barring any major increase in North American natural gas prices.

Agrium • 2007 annual report

Potash
Industry analysts expect another year of further tightening in global potash markets in 2008. Global capacity additions in 2008 are expected to total about 1.2 million nutrient tonnes, representing a three percent increase in capacity. Demand growth is estimated to have increased by nine percent globally in 2007 and the growth rate in 2008 is expected to remain strong. North American potash demand is least sensitive to reductions in corn acreage and will benefit from increased seeded crop area.
The key risk to this outlook will be future potash demand in China and India. China’s potash imports are off to a slow start in 2008 due to prolonged contract negotiations given the size of the increase in global prices over the past year. Ocean freight rates declined significantly in early 2008, which could lead to improved netbacks on Canpotex sales that are made on a delivered basis.

Phosphate
Global phosphate demand is estimated to have increased by five percent in 2007 compared to an annual average growth rate of two percent over the past decade. We expect phosphate market conditions to remain tight in 2008 with strong demand conditions, due in part to high grain prices. Global phosphate capacity additions are expected to keep pace with demand growth in 2008 after two years of almost no new net capacity, so supplies should be tight relative to demand. The expected increase in demand should come primarily from the U.S., India, South East Asia and South America. Furthermore, input costs for sulphur, ammonia and phosphate rock costs have all increased significantly for phosphate producers that are not fully integrated. This increase in production costs is also expected to keep phosphate prices well above historical levels. In the longer-term, the major risk to phosphate profitability is the new capacity in Saudi Arabia which is not expected until at least 2011, and, to a lesser extent, the potential for China to increase exports.

Agrium • 2007 annual report
Key Business Sensitivities

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at the end of 2007.

	Change in Factor	Consolidated	Consolidated
		EBIT Impact	Net Earnings Impact (d)
		(millions of U.S. dollars, except as noted)

Wholesale Margins (a)
Nitrogen (b)	$10.00	44	29
Phosphate	$10.00	10	7
Potash	$10.00	17	11

Retail Margins (c)
Crop Nutrients	1.00%	13	9
Crop Protection Products	1.00%	6	4
Seed	1.00%	2	2
Exchange Rate from CAD to USD	$0.01	7	4
Exchange Rate from Argentine Peso to USD	0.3 Pesos	1	1

(a)	Change in factor is per metric tonne.

(b)	The sensitivity to nitrogen margins is inclusive of the natural gas sensitivity described in the text below.

(c)	Change in factor is gross profit as a percentage of net sales.

(d)	To convert impact to an EPS basis, divide the net earnings impact by the weighted-average number of outstanding shares (136 million shares as of December 31, 2007).
The above sensitivities also affect cash flow except for translation gains/losses.

     Agrium • 2007 annual report
Margins
Wholesale
Most of the key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. The sensitivity to nitrogen margins includes the impact of changes in North American natural gas prices. The sensitivity to earnings for a $0.50/MMBtu change in NYMEX gas prices, assuming no change to the price spread between U.S. and Alberta gas or nitrogen prices, are $43-million in EBIT and $29-million in net earnings. Since rising gas prices can often have a positive impact on nitrogen prices depending on the nitrogen supply and demand balance, it is more appropriate to describe sensitivities in terms of changes in margins. The sensitivity analysis is before the impact of our natural gas economic hedging activity.
Retail
Retail product margins are more stable than Wholesale margins; however there are several factors that can influence them. Farm commodity price fluctuations could affect crop mix and a shift to a lower input crop (from corn to soybeans, for example) could reduce demand for our products and resulting margins. High farm commodity prices also tend to increase demand for our products as farmers seek out cost effective means to increase yields. Weather conditions, particularly fall weather, can create significant fluctuation in annual revenues and margins. Drought or water supply restrictions can also negatively impact our product margins. Finally, crop protection and seed margins are influenced by rebates collected from our suppliers. Rebate levels are generally dictated by our ability to maintain or improve market share relative to our competitors in a given area.
Advanced Technologies
The Advanced Technologies business and margins tend to be more stable. The impact of changes in key variables would not have a material impact on consolidated earnings.
Foreign Exchange
The international currency of the agribusiness is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, as well as Argentine pesos and Euros. Fluctuations in these currencies can impact our financial results.
Consolidated Performance
Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2007	2006	2005

Net sales	5,270	4,193	3,294
Cost of product	3,672	3,237	2,256

Gross profit	1,598	956	1,038

Expenses
Selling	471	390	254
General and administrative	125	96	79
Depreciation and amortization	173	169	146
Royalties and other taxes	43	20	45
Asset impairment	-	136	-
Other expenses	71	73	14

EBIT	715	72	500

Interest expense	70	63	49
Income taxes	204	(24)	168

Net earnings	441	33	283

Earnings per share
Basic	3.28	0.25	2.14
Diluted	3.25	0.25	2.12

Agrium • 2007 annual report
Our net earnings were $441-million in 2007 or $3.25 diluted earnings per share, an increase of $408-million over 2006 and $158-million higher than 2005. The increase was primarily due to higher earnings from our Wholesale and Retail operations as a result of strong industry fundamentals and growth initiatives. Significant items affecting the comparability of annual results include the following:
Gross profit
Gross profit for the year ended December 31, 2007 was $1.6-billion compared to $956-million for the year ended December 31, 2006. In comparison to 2006, 2007 gross profit was impacted by:
•	Record corn and wheat prices in 2007.

•	Higher crop input application rates and higher crop input use.

•	Significantly higher global nutrient prices for nitrogen, phosphate and potash in 2007.

•	Increased production costs, primarily for our nitrogen operations due to higher gas prices, and our Canadian phosphate operations due partly to the stronger Canadian dollar in 2007.
2007 gross profit increased over 2006 and 2005 reflecting incremental earnings from the three acquisitions completed in 2006. Gross profit for 2007 was also increased by significant synergies captured from the Royster-Clark retail acquisition. In addition, the purchase of retail assets in Kansas and Oklahoma in the second quarter of 2007 added an additional $13-million in gross profit.
Gross profit for 2006 was $82-million lower than the $1.0-billion gross profit earned in 2005. In comparison to 2005, 2006 gross profit was impacted by:
•	Reduced U.S. corn acreage and low crop prices in the first half of 2006 impacting nutrient and other crop input demand.

•	High cost inventory carryover from the fall of 2005.

•	Protracted Chinese potash price negotiations that resulted in reduced international potash shipments throughout the first half of 2006.

•	Increased gross profit due to the acquisition of Royster-Clark and Nu-Gro in the first quarter of 2006 and Pursell in the third quarter of 2006.
Selling expenses
Selling expenses were $471-million in 2007, compared to $390-million and $254-million in 2006 and 2005, respectively. The majority of our selling expenses are in our Retail business unit. The impact of growth from the three acquisitions completed in 2006 is reflected in increased selling expenses in 2007 and 2006 versus 2005. The increase in selling expenses in 2007 in comparison to 2006 is also due to increased Retail sales volumes and the addition of sales from retail assets in Kansas and Oklahoma beginning in the second quarter of 2007.
General and administrative expenses
General and administrative expenses increased year-over-year due to growth in the business. General and administrative expenses for the years ended December 31, 2007, 2006, and 2005 were $125-million, $96-million, and $79-million, respectively.

     Agrium • 2007 annual report
Depreciation and amortization
Depreciation and amortization was $173-million in 2007, versus $169-million in 2006 and $146-million in 2005. The impact of growth from the three acquisitions completed in 2006 is reflected in increased depreciation and amortization in 2007, and 2006 versus 2005. In addition, increased capital expenditures due to growth in investment and sustaining capital year-over-year have increased depreciation and amortization expense. These increases are slightly offset by a decrease in depreciation expense in 2007 due to a significant asset impairment recorded in 2006, which reduced the depreciable asset base for 2007.
Asset impairment
Net earnings in 2006 were impacted by a $136-million impairment charge to the carrying cost of our Canadian phosphate assets. No similar impairment charges were recorded in 2007 or 2005.
Royalties and other taxes
Royalties and other taxes have increased by $23-million in 2007 versus 2006 mainly due to higher potash sales volumes and margins in 2007. In addition, Royalties and other taxes in 2006 include the impact of tax reductions resulting from capital expenditures made in connection with the expansion of our Vanscoy potash mine in 2006. 2006 Royalties and other taxes were $25-million lower than 2005 due to these tax reductions.
Other expenses

	2007	2006	2005

Interest income	(30)	(16)	(22)
Stock-based compensation	113	30	13
Environmental remediation and accretion of asset retirement obligations	5	12	9
Realized and unrealized loss on derivative contracts	20	35	21
Foreign exchange (gain) loss	(41)	3	(5)
Litigation and contract settlements	-	-	(25)
Other	4	9	23

	71	73	14

Other expenses were $71-million for the year ended December 31, 2007 compared to $73-million and $14-million for the comparative periods in 2006 and 2005, respectively.
Stock-based compensation expense increased year-over-year due to the significant increase in our share price. Our closing share price on the New York Stock Exchange (NYSE) as at December 31, 2007, was $72.21 compared to $31.49 as at December 31, 2006 and $21.99 as at December 31, 2005. In addition, in 2007 there was a first quarter issuance of a new tranche of performance-based compensation units for which a significant number required accelerated recognition of the compensation cost for retirement eligible employees in accordance with Canadian GAAP. Stock-based compensation expense for the year ended December 31, 2007 was $113-million, compared to $30-million in 2006 and $13-million in 2005.

Agrium • 2007 annual report
Other expenses for 2007 include the impact of a net realized and unrealized loss of $20-million on non-qualifying derivative contracts mainly due to mark-to-market adjustments representing the change in fair value of natural gas derivatives. The comparable net loss on non-qualifying derivative contracts was $35-million for 2006, and $21-million for 2005. See discussion under “Financial Instruments” on page 78 of this MD&A for further explanation on the application of hedge accounting.
Foreign exchange gains were $41-million in 2007 related to the significant strengthening of the Canadian dollar during the year. The average Canadian to U.S. dollar exchange rate for 2007 was 1.0742 compared to 1.1345 for 2006. Foreign exchange was a $3-million loss in 2006 and a $5-million gain in 2005.
In 2007, Other expenses included the following: $10-million non-cash gain related to the freeze of a U.S. defined benefit pension plan in favor of introducing a defined contribution plan; $11-million reversal of an environmental remediation accrual due to a regulatory agency approved change in the related remediation plan; and $7-million in fixed costs related to our Kenai plant in the fourth quarter.
In 2006, Other expenses included a $13-million gain on sale for divestiture of a non-core oil and gas property in the Canadian Arctic.
In 2005, Other expenses included a $25-million gain on settlement of a commercial dispute and a $9-million loss related to the recognition of deferred financing fees on early repayment of project financing debt.
Interest expense
Interest expense was $70-million in 2007, compared with $63-million in 2006 and $49-million in 2005. Annual interest expense increased by $7-million in 2007 due to maintaining higher bank indebtedness and long-term debt balances throughout the year, which were used to fund investments, capital expenditures, and increased working capital needed for our businesses and growth initiatives. Interest expense increased in 2006 in comparison to 2005 due to the $420-million net increase in bank indebtedness and long-term debt year-over-year to fund acquisitions completed during the year.
Income taxes
Our overall effective tax rate was 32 percent in 2007, versus negative 266 percent in 2006 and 37 percent in 2005. The 2007 tax rate and the negative 2006 rate include the impact of Canadian rate reductions and increased income earned in lower taxed jurisdictions, as compared to 2005. The effective tax rate for 2007 also reflects the impact of increased taxes related to foreign exchange gains resulting from the strengthening of the Canadian dollar. The tax rate for 2008 is expected to be comparable to 2007.
Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate impact our overall effective tax rate. An explanation of the year-over-year variances in these rates for the three years ended December 31, 2007, 2006 and 2005 is provided in note 5 to our 2007 consolidated financial statements.

     Agrium • 2007 annual report
Quarterly Results of Operations
Agricultural nutrient sales are seasonal, as farmers tend to apply the majority of crop nutrients in the spring and fall. As a result, our consolidated earnings tend to be strongest in the second and fourth quarters of the calendar year.
(millions of U.S. dollars, except per share amounts)

			Net Earnings			Cash & Cash		Long-term
	Net Sales	Net Earnings	Per Share		Total Assets	Equivalents	Cash Dividends	Financial Liabilities
			Basic	Diluted

2007
Q1	821	(11)	(0.08)	(0.08)	3,560	45	-	921
Q2	2,034	229	1.71	1.70	3,615	55	7	931
Q3	989	51	0.38	0.38	4,022	41	-	946
Q4	1,426	172	1.25	1.24	5,839	1,509	9	1,141

Year	5,270	441	3.28	3.25	5,839	1,509	16	1,141

2006
Q1	657	(48)	(0.37)	(0.37)	3,552	49	-	758
Q2	1,816	142	1.08	1.06	3,215	69	7	960
Q3	821	1	0.01	0.01	3,169	39	-	921
Q4	899	(62)	(0.47)	(0.47)	3,265	109	8	951

Year	4,193	33	0.25	0.25	3,265	109	15	951

2005
Q1	537	24	0.18	0.18	2,677	326	-	799
Q2	1,180	133	1.01	0.99	2,694	427	7	784
Q3	807	72	0.54	0.54	2,817	415	-	755
Q4	770	54	0.41	0.40	2,785	300	7	719

Year	3,294	283	2.14	2.12	2,785	300	14	719

Significant items affecting the comparability of quarterly results include the following:
2007
•	Net earnings for the third quarter include a $10-million non-cash gain related to the freeze of a U.S. defined benefit pension plan in favor of introducing a defined contribution plan.

•	First quarter net earnings increased by $11-million related to the reversal of an environmental remediation accrual due to a regulatory agency approved change in the related remediation plan.

•	Given the significant increase in our share price in 2007, stock-based compensation expense increased significantly each quarter. The increase in the first quarter was $22-million. The increase in stock-based compensation expense for subsequent quarters was $9-million in the second quarter, $13-million in the third quarter and $39-million in the fourth quarter.

•	In the third quarter we had a loss on non-qualifying derivative contracts of $20-million.

•	As a result of the strengthening Canadian dollar, we experienced significant foreign exchange gains in the second and third quarters of 2007 of $17-million and $21-million, respectively.
2006
•	Fourth quarter earnings were negatively impacted by a pre-tax impairment charge on our Canadian phosphate assets of $136-million.

•	As a result of a significant increase in our share price, fourth quarter stock-based compensation expense increased by $8-million.

•	Net earnings for the fourth quarter were increased by a $13-million gain on sale for divestiture of a non-core oil and gas property in the Canadian Arctic.

•	Net earnings in the second quarter were favorably impacted by an $18-million non-cash future income tax recovery.

•	In the first quarter of 2006, we had a loss on non-qualifying derivative contracts of $43-million.

Agrium • 2007 annual report

2005
•	Net earnings in the fourth quarter were positively impacted by income of $16-million related to the settlement of a commercial dispute.

•	Third quarter net earnings were negatively impacted by a charge of $9-million related to recognition of deferred financing fees on early repayment of the balance of long-term project financing debt.

•	In the third quarter of 2005, we had a loss on non-qualifying derivative contracts of $17-million.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). The components of this measure are calculated in accordance with GAAP, but EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBITDA should not be used as an alternative to net earnings as determined in accordance with GAAP or as an alternative to cash provided by (used in) operations.
Business segments and income tax jurisdictions are not synonymous and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business segments. Similarly, financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies.
The following is a reconciliation of this key non-GAAP measure to net earnings and diluted earnings per share as calculated in accordance with GAAP:

(millions of U.S. dollars, except per share amounts)	Retail	Wholesale	Advanced Technologies	Other	Consolidated

2007
EBITDA	210	786	29	(137)	888

Depreciation and amortization	33	119	16	5	173

EBIT	177	667	13	(142)	715

Interest expense					(70)
Income taxes					(204)
Net earnings					441

Diluted earnings per share					3.25

2006
EBITDA	125	352	7	(107)	377
Depreciation and amortization	30	125	8	6	169
Asset impairment	-	136	-	-	136

EBIT	95	91	(1)	(113)	72

Interest expense					(63)
Income taxes					24

Net earnings					33

Diluted earnings per share					0.25

2005
EBITDA	113	614	-	(81)	646
Depreciation and amortization	17	122	-	7	146

EBIT	96	492	-	(88)	500

Interest expense					(49)
Income taxes					(168)

Net earnings					283

Diluted earnings per share					2.12

     Agrium • 2007 annual report

Financial Condition

(millions of U.S. dollars)	2007	2006

Assets	5,839	3,265
Liabilities	2,747	2,032
Shareholders’ equity	3,092	1,233

Total assets were $5.8-billion as at December 31, 2007, up from $3.3-billion as at December 31, 2006. Total liabilities increased by $715-million from December 31, 2006 to $2.7-billion as at December 31, 2007, and total shareholders’ equity increased by $1.9-billion during the year to $3.1-billion.
Assets
For discussion of the change in cash balance year-over-year, see “Cash position” on page 73 of this MD&A.
Accounts receivable has increased by $255-million to $821-million in 2007 compared to $566-million in 2006. This was driven by significantly increased sales prices in Wholesale and Retail and a halt in usage of the accounts receivable securitization program in 2007 in favor of less expensive credit facilities. As at December 31, 2007 we had not sold receivables under the securitization facility in comparison to a balance sold of $108-million as at December 31, 2006.
Inventories have gone up by $214-million, from $747-million at December 31, 2006 to $961-million at December 31, 2007. The majority of the increase is in Retail inventories, due to significantly higher cost crop nutrient product in inventory and crop nutrient purchases in the fourth quarter of 2007 in anticipation of rising costs in 2008.
Prepaid expenses and deposits have more than doubled from $137-million in 2006 to $297-million in 2007. The increase is mostly due to a significant increase in pre-bought seed inventory in Retail in order to take advantage of favorable terms and pricing for the 2008 season.
We have completed significant investment capital projects in 2007 which have increased our property, plant and equipment assets by $447-million year-over-year. The most notable additions related to the Egypt nitrogen project. (See analysis under “Capital expenditures” on page 71 of this MD&A for further details.)
Other assets increased by $118-million to $221-million as at December 31, 2007 from $103-million in 2006. Other assets include our equity interest in Hanfeng Evergreen Inc., which we acquired in the second quarter of 2007 for $63-million. The remaining increase in Other assets is due to a higher fair value of derivatives assets as at December 31, 2007 and higher turnaround assets due to the significant turnaround at Redwater in 2007. (See discussion of derivatives under “Financial Instruments” on page 77 of this MD&A.)
Liabilities
Bank indebtedness decreased to $166-million as at December 31, 2007 versus $227-million as at December 31, 2006. We paid off some of our short-term credit facilities in 2007 given increased cash flows during the year. However, we also increased draws at our South American Retail operations due to increased working capital needs and at our South American Wholesale operations due to decreased cash flows at Profertil in the year driven by lost production and sales caused by ongoing gas supply interruptions.

Agrium • 2007 annual report
Accounts payable and accrued liabilities have increased by $385-million to $1.1-billion as at December 31, 2007 versus $715-million in 2006 due to increased customer prepayments for Wholesale and Retail products, increased accruals for stock-based compensation, and accrued construction costs for the Egypt nitrogen facility.
Long-term debt increased by $114-million from December 31, 2006 to December 31, 2007. For the year ended December 31, 2007, $132-million was drawn on Egypt nitrogen project credit facilities to fund construction of the facility. Related to the Egypt credit facilities, $13-million in transaction costs were incurred and applied against the debt on the consolidated balance sheet. (See discussion of Egypt nitrogen project credit facilities under “Debt instruments” on page 73 of this MD&A.)
Other liabilities increased to $358-million as at December 31, 2007 versus $282-million as at December 31, 2006. The majority of the increase is due to higher stock-based compensation accruals and higher fair value for derivative contract liabilities as at December 31, 2007. (See discussion of derivatives under “Financial Instruments” on page 77 of this MD&A.)
Working capital
Our working capital (defined as current assets less current liabilities) as at December 31, 2007 was $2.3-billion compared to $616-million as at December 31, 2006. Our working capital averaged $960-million in 2007 compared to an average of $575-million in 2006.

(millions of U.S. dollars)	2007	2006

Current assets	3,588	1,559
Current liabilities	1,267	943

Working capital	2,321	616

Working capital at December 31, 2007 was $1.7-billion higher than our working capital balance at December 31, 2006. The increase in working capital year-over-year is due to a significant increase in cash, accounts receivable and inventories at December 31, 2007 versus December 31, 2006. (See discussion of changes in asset balances year-over-year under “Assets” on page 68 of this MD&A.)
Shareholders’ equity
Shareholders’ equity has increased by $1.9-billion as at December 31, 2007 compared to December 31, 2006. Our share issuance in the fourth quarter increased common shares by $1.3-billion. (See discussion under “Cash provided by financing activities” on page 72 of this MD&A.) In addition, common shares increased by $17-million due to the issuance of common shares from stock option exercises throughout the year. Accumulated other comprehensive income increased by $74-million, driven by cumulative translation adjustment of $55-million and net gains on cash flow hedges of $19-million. Net earnings of $441-million for 2007 increased retained earnings while dividends declared of $16-million reduced retained earnings, resulting in a net increase in retained earnings of $425-million as at December 31, 2007 compared to December 31, 2006.
Liquidity and Capital Resources
Our liquidity needs can be met through a variety of sources including cash on hand, cash provided by operations, short-term borrowings from our credit facilities and accounts receivable securitization program, and long-term debt and equity capacity from our Shelf Prospectus.

      Agrium • 2007 annual report
Sources and Uses of Cash
Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

(millions of U.S. dollars)	2007	2006	2005

Cash provided by operating activities	494	155	450
Cash used in investing activities	(561)	(739)	(212)
Cash provided by (used in) financing activities	1,467	393	(363)

Increase (decrease) in cash and cash equivalents	1,400	(191)	(125)

Cash provided by operating activities
We generated $494-million in operating cash flow in 2007 compared with $155-million in 2006 and $450-million in 2005. Cash provided by operating activities is made up of net income adjusted for items not affecting cash and changes in non-cash working capital.
Net earnings adjusted for items not affecting cash was a source of cash of $846-million in 2007, $208-million in 2006, and $520-million in 2005. Significant changes in net earnings year-over-year was the primary contributor to these variances. In addition, items not affecting cash including future income taxes, stock-based compensation and the asset impairment in 2006 contributed to the year-over-year fluctuations in operating cash flow.
Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including:
•	Seasonality factors including pre-sales of product, inventory build for peak demand, and seasonal changes in sales demand.

•	Demand for our products and services.

•	Selling prices of our products and services.

•	Raw material input and other costs.

•	Use of our accounts receivable securitization facility.

•	Foreign exchange rates.
The change in non-cash working capital for the year ended December 31, 2007 was a use of cash of $352-million, a significant increase over the same period of 2006 and 2005. For analysis of working capital balance sheet account changes from December 31, 2006 to December 31, 2007, see Financial Condition section at page 68 of this MD&A. The change in non-cash working capital for the year ended December 31, 2006 was a use of cash of $53-million compared to a use of cash of $70-million for the year ended December 31, 2005. Net of working capital changes attributable to acquisitions made in 2006, the change in non-cash working capital difference was driven by increases to accounts receivable and accounts payable and accrued liabilities and a decrease in inventory period-over-period.
Cash used in investing activities
Investing activities used $561-million of cash in 2007, a decrease of $178-million compared to 2006. Investing activities used $739-million of cash in 2006, a significant increase from a use of cash of $212-million in 2005.

Agrium • 2007 annual report
Business acquisitions
In 2006 we completed three acquisitions, which accounted for a use of cash of $651-million.
•	During the first quarter of 2006, we acquired 100 percent of Royster-Clark Inc. for total consideration of $474-million.

•	During the first quarter of 2006 we acquired 100 percent of the Nu-Gro controlled-release fertilizer and professional products businesses for total consideration of $86-million.

•	During the third quarter of 2006, we acquired 100 percent of certain net assets and technologies of Pursell Technologies for total consideration of $91-million.
There was no similar use of cash in 2007.
Capital expenditures

(millions of U.S. dollars)	2007	2006	2005

Sustaining capital	104	91	87
Investment capital	350	118	88

Total	454	209	175

Sustaining capital is directed towards maintaining the safe and efficient operation of our facilities as well as extending their useful lives. Our sustaining capital rose slightly to $104-million in 2007 compared with $91-million in 2006 and $87-million in 2005. Our 2007 sustaining capital expenditures were impacted by escalating materials and contract labor costs as well as the strengthening of the Canadian dollar during the year.
Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures increased in 2007 due to the pursuit of our growth strategy. The most notable include:
•	In 2007 we began construction of a world-scale nitrogen facility to be located in Damietta, Egypt, with completion expected in 2010. The construction cost of the facility and related infrastructure is forecast to be approximately $1.2-billion. The available funding is $940-million in project debt and $474-million in equity (see discussion on Long-term debt and Non-controlling interest under “Cash provided by financing activities” on page 72 of this MD&A). Our total investment capital expenditures related to the Egypt nitrogen project for 2007 were $353-million, including capitalized interest. The total investment capital expenditures include $50-million of accruals included in accounts payable and accrued liabilities as at December 31, 2007. Therefore, cash used in investing activities related to the Egypt nitrogen project is $303-million.

•	We expanded our Retail operations into the Southern U.S. Plains through the purchase of 22 retail outlets (15 farm centers and 7 satellites) from Archer Daniels Midland (ADM). We acquired the fixed retail storage and distribution assets and entered into an agreement for associated long-term leases for land. The total investment capital expenditure related to the ADM purchase was $13-million.
Both our investment and sustaining capital expenditures increased in 2006 over 2005 primarily due to the acquisition of Royster-Clark, Nu-Gro and Pursell, and the significant expansion of potash capacity at our Vanscoy facility in 2006.
Investments
In 2007 we acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc., for C$6.22 per share or U.S.$63-million. This investment leverages our expertise in the specialty fertilizer business and provides a platform for future growth in the important Chinese fertilizer and agriculture market. There were no similar investments in 2006.

      Agrium • 2007 annual report
Cash provided by (used in) financing activities
Financing activities provided $1.5-billion of cash in 2007, an increase of $1.1-billion compared to 2006. Financing activities provided $393-million of cash in 2006 versus a use of cash of $363-million in 2005.
Common shares
During the fourth quarter of 2007 we closed an offering of 23,706,800 common shares at a price of $58 per share. Net of issuance costs, cash provided by financing activities related to the share issuance was $1.3-billion. We intend to use the net proceeds from the offering to fund a portion of the purchase price for the outstanding shares of common stock of UAP.
We issued $15-million in common shares for cash related to the exercise of stock options in 2007. Cash received on exercise of stock options was $33-million in 2006 and $50-million in 2005.
During 2005 we repurchased for cancellation a total of five million common shares under a share repurchase program authorized by the Board of Directors at a net cost of $98-million. Effective October 12, 2005 the share repurchase program was suspended.
Bank indebtedness
As at December 31, 2007, our bank indebtedness was $166-million compared to $227-million as at December 31, 2006. We paid off some of our short-term credit facilities in 2007 given increased cash flows during the year. However, we also increased draws at our South American Retail operations due to increased working capital needs and at our South American Wholesale operations due to decreased cash flows at Profertil in the year driven by lost production and sales caused by ongoing gas supply interruptions.
Long-term debt
During 2007 we arranged access to $940-million of Egypt nitrogen project credit facilities. (See discussion under “Debt instruments” on page 73 of this MD&A for further details on financing facilities.) For the year ended December 31, 2007, $132-million was drawn on these facilities to fund construction activity at the Egypt nitrogen facility. Related to these facilities, $13-million in transaction costs were incurred and applied against the debt on the consolidated balance sheet.
During 2006 we completed a $300-million offering of 30-year, 7.125 percent senior unsecured debentures.
During 2005 we redeemed our $175-million, eight percent redeemable preferred securities for cash.
Dividends
We declared dividends on our common shares of 11 cents per common share, equating to $16-million in 2007, $15-million in 2006 and $14-million in 2005. Common share dividends paid were $15-million in 2007 and $14-million in 2006 and 2005, respectively.
Non-controlling interest
Prior to securing the Egypt nitrogen project credit facilities in the third quarter of 2007, cash requirements for the Egypt nitrogen project were met with equity advances from owners, which totaled $225-million. We have a 60 percent interest in the Egypt nitrogen project with the remaining 40 percent recorded as non-controlling interest. Equity advances from our project venture partners of $87-million were received in 2007 and are a source of cash in our consolidated statement of cash flows. Equity advances from partners of $3-million were received in 2006. (See discussion of Egypt nitrogen project credit facilities under “Debt instruments” below.)

Agrium • 2007 annual report
Cash position
Our cash balance increased to $1.5-billion in 2007 from $109-million in 2006 and $300-million in 2005. Based on current projections, our liquid resources together with expected future cash flows provided from operating activities, are expected to be more than sufficient to meet our anticipated future requirements and obligations. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including funds available from our Shelf Prospectus.
Debt Instruments, Covenants and Ratings
Debt instruments
In 2006 we increased our syndicated revolving unsecured credit facility to $600-million from $450-million. In 2007 we renewed this facility for an additional five years. In addition, we added a provision that allows us to expand the facility by up to $200-million, to reflect the growth in our business and associated cash considered prudent for our operating needs. As at December 31, 2007, we had $82-million drawn on this facility, leaving $711-million in available credit.
South America retail operations maintain $80-million of uncommitted and $11-million of committed credit facilities. The amount drawn on these facilities at December 31, 2007 was $52-million.
Profertil S.A. has committed credit facilities that consist of a $15-million unsecured credit facility, maturing December 2008, and a $25-million revolving pre-export financing credit facility, maturing December 2008. As at December 31, 2007 Profertil had nil owing under the committed facilities, leaving $40-million in available credit facilities. Profertil has uncommitted credit facilities of $110-million. As at December 31, 2007, $64-million had been drawn on the uncommitted facilities ($32-million recorded on our consolidated balance sheet), leaving $46-million in available credit to Profertil.
We have unsecured recourse debentures outstanding as at December 31, 2007 totaling $650-million, which were also outstanding as at December 31, 2006.
In the third quarter of 2007 we arranged access to $940-million of secured non-recourse Egypt nitrogen project credit facilities. The financing is repayable semi-annually over 12 years beginning December 2010. The facilities require compliance with certain covenants, including a maximum ratio of 2:1 of project debt to project equity during the construction period. Accordingly, the next $314-million of the future cash requirements of the project will be met solely from the project financing facilities until the above ratio is met. As at December 31, 2007, $132-million was drawn on these facilities to fund construction activity at the Egypt nitrogen facility.
We filed a preliminary Short Form Prospectus in August 2007 with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until September 2009 in Canada and the United States up to $1-billion of debt, equity and other securities. Terms of any debentures or securities offered are determined by market conditions at the date of issue. On December 3, 2007 we filed an amendment to the Short Form Base Shelf Prospectus increasing the amount of available debt, equity and other securities from $1-billion to $3-billion in anticipation of required equity and debt financing related to the proposed acquisition of all of the outstanding shares of UAP. As of December 31, 2007 we had issued a net $1.4-billion in equity securities under the Shelf Prospectus. We intend to use this financing flexibility to finance future growth opportunities including acquisitions and investments, as well as to finance capital expenditures.

      Agrium • 2007 annual report
On May 15, 2006 we filed a Base Shelf Prospectus pursuant to which we had the ability to issue up to $500-million of debt securities over a 25-month period. On May 24, 2006, we completed a $300-million offering of 30-year, 7.125 percent senior unsecured debentures. These debentures remain outstanding as at December 31, 2007. The prospectus dated May 15, 2006 was withdrawn concurrent with the filing of the August 2007 prospectus and shelf registration.
Debt covenants
Our credit facilities, debentures and senior notes require us to maintain certain financial ratios and other covenants customary for these types of agreements. As at December 31, 2007 we were in compliance with all of our covenants, and expect to be in compliance with our covenants throughout 2008 and the foreseeable future.
As at December 31, 2007 our net debt-to-capital ratio was 34 percent, down from 45 percent in 2006 and up from 29 percent in 2005.
Debt ratings
As a key part of our financial strategy, we continue to maintain a strong investment grade credit rating, reflecting our commitment to strong liquidity ratios. We expect our credit position to improve because of the strength of our business, reflecting strong industry fundamentals and an increase in earnings quality due to diversity and increased stability of our earnings and cash flow base.
In December 2007 Dominion Bond Rating Service and Standard & Poor’s Ratings Services confirmed our credit ratings with a stable outlook following the announcement of the proposed acquisition of UAP. On December 3, 2007 Moody’s Investors Service announced that it had placed our Baa2 senior unsecured rating under review for a possible downgrade. Moody’s indicated that it believes that the conclusion of its review is likely to result in an affirmation of its Baa2 rating should the UAP acquisition close on the terms announced by us on December 3, 2007.
As at December 31, 2007 our debt instruments were rated as follows:

Senior Unsecured Notes and Debentures

Moody’s Investors Services	(Baa2)
Dominion Bond Rating Service	(BBB)
Standard & Poor’s Ratings Services	(BBB)

Agrium • 2007 annual report
Future Cash Requirements
Contractual obligations and other commitments
As at December 31, 2007 our aggregate contractual obligations were comprised of the following:

	Payment due by period
(millions of U.S. dollars)	Less than	One to three	Four to five	After five
	one year	years	years	years	Total

Long-term debt (a)	51	426	286	2,202	2,965
Operating leases	35	61	21	29	146
Purchase obligations	780	236	158	109	1,283
Capital commitments (b)	627	221	-	-	848
Asset retirement obligations	4	16	8	612	640
Environmental remediation liabilities	12	12	5	40	69

Total	1,509	972	478	2,992	5,951

(a)	Includes interest payments

(b)	Includes capitalized interest
Long-term debt
See discussion under “Debt instruments” on page 73 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of debt covenants on page 74 of this MD&A.
Operating leases
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.
Purchase obligations
Purchase obligations include minimum commitments for North American natural gas purchases not under fixed base-price contracts and are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices as at December 31, 2007, adjusted for transportation differentials to each production facility. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices may differ. Profertil has three fixed price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017, which are also included in purchase obligations.
We have a power co-generation agreement for the Carseland facility, which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation. These commitments are included in purchase obligations.
We hold a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Purchase obligations related to this project include a 25-year fixed base-price take-or-pay natural gas contract for the facility, and equipment and property leases.

     Agrium • 2007 annual report
Capital commitments
Capital commitments related to the construction of the Egypt nitrogen facility and infrastructure include lump sum turnkey contracts that cover plant construction, marine facilities construction, and water and gas pipeline construction. Construction is expected to be completed in 2010.
Asset retirement obligations
Asset retirement obligations represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $84-million as at December 31, 2007. See note 18 to our 2007 consolidated financial statements for further discussion of asset retirement obligations.
Environmental remediation liabilities
Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $117-million as at December 31, 2007.
Future Capital Expenditures
We are planning a sustaining capital program of approximately $130-million to $150-million in 2008, including the following:
•	Projects at several nitrogen and phosphate plants as well as our Vanscoy potash facility.

•	Additional spending at our Wholesale plant sites in order to ensure efficient and safe operation of facilities.

•	Retail spending for maintenance of farm centers and associated buildings and equipment.
Our planned sustaining capital expenditures for 2008 are significantly higher than in prior years as we are commencing several strategic initiatives designed to enhance the short and long-term profitability of our operations. In addition, this increase is impacted by growth in the business, a stronger Canadian dollar and increases in materials and labor costs.
We are planning an investment capital program of approximately $60-million in 2008, including the following:
•	Project at Profertil, which will allow the use of replacement fuel during critical supply periods.

•	Costs related to evaluation of development of a greenfield potash mine in Western Canada.

•	Additional potash investment and expansion projects.

•	Additional investment in Advanced Technologies.
The above planned expenditure figures do not include sustaining or investing capital expenditures for UAP operations, which would be expected to add between $20-million to $25-million in annual sustaining capital expenditures.
We may employ additional capital to pursue our growth strategy in 2008, including various potential acquisitions, expansion or greenfield opportunities. We anticipate we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit and funds available from new debt or securities offerings.

Agrium • 2007 annual report
Outstanding Shares
The number and principal amount of outstanding shares as at January 31, 2008 are as follows:

	Number of Shares	Share Capital	Market Value
	(millions)	(millions of U.S. dollars)

Common shares	158	1,972	10,164

Off Balance Sheet Arrangements
Under our North American receivables securitization facility, we may sell up to $200-million of eligible accounts receivable. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. Since these sales are non-recourse they are not included in our balance sheet as liabilities. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2012 and may be terminated earlier by either party, provided certain conditions are met.
We utilized nil of our accounts receivable securitization as at December 31, 2007 compared to $108-million utilized as at December 31, 2006.
Related Party Transactions
We sell our potash internationally through Canpotex, a Canadian international potash marketing company in which we have an investment along with two other Saskatchewan potash producers. Refer to note 26 to our 2007 consolidated financial statements for further information on transactions and balances with Canpotex.
Financial Instruments
We use derivative financial instruments to manage our exposure to foreign exchange rate, interest rate, and commodity price fluctuations.
Derivative contracts are initiated within the guidelines of our risk management and hedging policies, which require specific authorization for approval and commitment of contracts. We formally document our risk management strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure. Our Board of Directors has delegated authority to our Hedging Committee to enter into derivative contracts based on policies and parameters set by the Board of Directors.
Substantially all of our natural gas requirements are purchased through indexed-price contracts with suppliers, except for long-term fixed-price supply agreements for Profertil. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility, we periodically enter into natural gas swaps and option contracts on our North American natural gas positions. We utilize a formal analytical process to determine when we enter into hedge contracts. As a practice, if possible we take advantage of natural gas price volatility to “collar” our positions, so as to minimize the risk of incurring losses on our hedge positions by trading off a portion of the potential gains.
We enter into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of our Canadian subsidiaries’ U.S. dollar-denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar-denominated operating costs.

     Agrium • 2007 annual report
We enter into forward contracts to purchase Euros at a fixed rate of exchange in order to hedge the exchange rate on capital payment requirements for our Egypt project. In addition, we have entered into fixed rate interest derivative contracts to fix the interest rate paid on our Egypt financing facility.
All derivative contracts are recorded on the consolidated balance sheet at fair value as of January 1, 2007. As at December 31, 2006 the majority of our natural gas derivative contracts qualified for hedge accounting, meaning unrealized gains and losses were not recorded on the balance sheet. The fair value of the off balance sheet qualifying natural gas derivative contracts at December 31, 2006 was $4-million (2005 – nil). As at December 31, 2006 and 2005 our foreign exchange derivative contracts qualified for hedge accounting and, accordingly, the fair value of our qualifying foreign exchange derivative contracts was nil as at December 31, 2006 (2005 – $1-million asset) and was off balance sheet.
Our earnings are sensitive to changes in natural gas prices, given their impact on the valuation of natural gas derivatives, and resulting unrealized gains or losses. The sensitivity to earnings related to the fair value of our derivatives for a $1.00/MMBtu change in NYMEX gas prices is $47-million in EBIT and $33-million in net earnings, based on existing positions as at December 31, 2007. This does not reflect the impact of changes in gas prices on final selling prices, which may occur depending on supply/demand fundamentals, or the potential offset in actual physical purchase of gas reflected in cost of product.
Notes 2 and 23 to our consolidated financial statements provide more detail on our accounting policy for financial instruments and their classification.

Agrium • 2007 annual report
2007 Fourth Quarter Management’s Discussion and Analysis

2007 Fourth Quarter Operating Results
Net Earnings
Agrium’s fourth quarter consolidated net earnings were $172-million, or $1.24 diluted earnings per share, compared to a net loss of $62-million, or $0.47 diluted loss per share, for the same quarter of 2006. EBIT was $250-million for the fourth quarter of 2007 versus EBIT loss of $87-million for the fourth quarter of 2006. This improved EBIT performance was comprised of an increase in gross profit of $302-million and a decrease in expenses of $35-million.
Consolidated gross profit in the fourth quarter of 2007 was $533-million compared to $231-million in the fourth quarter of 2006. Strong crop prices drove increased retail crop input demand contributing to a $54-million increase in gross profit in our Retail business segment as sales and margins for crop nutrients, crop protection products and seed, services and other all showed growth over the comparative period. Wholesale gross profit more than tripled with an increase of $246-million over the comparative period due to significant improvements in gross profit for all three nutrients. Our Advanced Technologies business segment contributed an additional $8-million to our quarter-over-quarter gross profit increase.

Agrium • 2007 annual report
Excluding the effect of a one-time impairment charge of $136-million (pre-tax) in the fourth quarter of 2006, expenses have increased $101-million quarter-over-quarter. This increase in expenses primarily reflects a combination of the following items:
•	$39-million increase in stock-based compensation expense due to a significant increase in our share price from $54.38 at September 30, 2007 to $72.21 at December 31, 2007.

•	$29-million increase in Retail’s selling expenses associated with increased sales activity.

•	$20-million increase in expenses driven by growth in our business, including resulting higher royalties and other taxes and general and administrative costs.

•	$13-million increase in other expenses due to the absence of a 2006 gain on sale of a non-core asset.
The enacted Canadian tax rate reduction and the tax effect of foreign exchange fluctuations in the fourth quarter were the principal reasons for the reduction in our fourth quarter tax rate.
Business Segment Performance
Retail
Retail’s 2007 fourth quarter net sales were $555-million compared to $384-million in the fourth quarter of 2006, representing a 45 percent improvement in net sales quarter-over-quarter. Gross profit was $179-million, a $54-million increase over the $125-million gross profit earned in the same quarter last year. Retail fourth quarter EBIT nearly doubled from $20-million in the fourth quarter of 2006 to $39-million in the fourth quarter of 2007.
The increase in net sales and gross profit in the fourth quarter of 2007 versus the same quarter of 2006 was attributed to:
•	Crop nutrient sales increased $147-million to $393-million due to a favorable combination of increases in both volume and selling prices. Gross profit improved $36-million to $83-million due to improvements in per tonne margins along with the increased volume. Crop nutrient product margins increased to 21 percent this quarter compared to 19 percent for the same quarter last year. Retail’s crop nutrients business continued to benefit from strong fundamentals in our South American operations, which posted significant increases in fourth quarter crop nutrient sales and gross profit. In addition, improved fall 2007 weather conditions, particularly in the Eastern Corn Belt locations, contributed to increased crop nutrient sales in our North American operations when compared to the poor weather conditions throughout most of the region in the fall of 2006.

•	Crop protection product sales increased by $6-million to $87-million and gross profit increased by $7-million to $56-million. Synergies realized with the Royster-Clark acquisition contributed to improved fourth quarter crop protection gross profit. In addition, gross profits increased due to fourth quarter payments of discretionary rebate programs from our suppliers. These factors contributed to the improvement in crop protection products margins from 60 percent in the fourth quarter of 2006 to 64 percent this quarter.

•	Seed, services and other product sales and gross profit for the fourth quarter of 2007 also improved over the prior year with a sales increase of $18-million to $75-million and gross profit increase of $11-million to $40-million. Aided by strong seed demand in North America for fall-seeded wheat, our seed sales and gross profit increased by $8-million and $6-million, respectively. Our annual average seed sales grew by 23 percent in 2007 versus 2006. Application revenues and gross profit also increased over the fourth quarter of 2006 by $5-million and $4-million, respectively, primarily due to an increase in fourth quarter fertilizer volume.

•	Our Kansas and Oklahoma retail outlets, purchased earlier in 2007, accounted for sales and gross profit increases of $16-million and $4-million, respectively for the quarter.
Retail selling expenses increased $29-million quarter-over-quarter, from $98-million to $127-million. The additional expenses are largely attributable to increased sales volumes. Selling expenses as a percentage of net sales have declined from 26 percent in the fourth quarter of 2006 to 23 percent this quarter.

Agrium • 2007 annual report
Wholesale
Wholesale achieved an all-time record gross profit for the fourth quarter of 2007. Wholesale fourth quarter net sales were $908-million compared to $536-million in the fourth quarter of 2006. Gross profit was $343-million, more than triple the $97-million gross profit earned in the same quarter last year. EBIT of $277-million was up dramatically from the fourth quarter 2006 EBIT loss of $64-million. Gross profit for all three of our nutrient products increased significantly compared with the fourth quarter of 2006, due to strong selling prices, excellent customer demand and strong operating performance. Demand for all three nutrients continues to be exceptional in our sales regions heading into the spring season.
The increase in net sales and gross profit in the fourth quarter of 2007 versus the same quarter of 2006 is attributed to:
•	Nitrogen sales increased by more than 60 percent, increasing $211-million to $555-million and gross profit more than tripled with an increase of $160-million to $225-million. Gross profit for domestic nitrogen increased by $129-million and international gross profit doubled quarter-over-quarter to $62-million as sales volumes for all major nitrogen products were up slightly over the same period last year. Realized nitrogen sales prices were $126 per tonne higher than the fourth quarter of last year, and $49 per tonne higher than the third quarter of 2007, due to tight global and North American market conditions. The combination of record nitrogen prices and only a slight increase in costs due to higher gas prices resulted in record total nitrogen margins of $151 per tonne and domestic nitrogen margins of $138 per tonne for the fourth quarter of 2007.
•	Potash sales increased $44-million to $93-million and gross profit more than doubled to $57-million due to higher domestic and international demand and sales prices. Realized potash sales prices increased by $43 per tonne compared to the fourth quarter of 2006 and by $17 per tonne compared to the third quarter of 2007. The majority of the increase in gross profit was from the domestic market. Domestic volumes increased by 112,000 tonnes from the fourth quarter of 2006, versus an increase of 39,000 tonnes for international sales. Domestic margins increased by $65 per tonne from the fourth quarter of 2006, versus an increase of $20 per tonne for international sales. Cost of product sold on a per tonne basis was lower than the fourth quarter of last year and the third quarter of 2007, due primarily to higher production volumes.
•	Phosphate sales more than doubled to $139-million and gross profit increased ten times or by $43-million to $47-million as a result of record phosphate selling prices and strong customer demand. Total realized sales prices increased by $184 per tonne compared to the fourth quarter of 2006 and by $39 per tonne compared to the third quarter of 2007. Sales volumes were up almost 50 percent over the fourth quarter of 2006. Phosphate margins increased $155 per tonne versus the fourth quarter of 2006, to reach an all-time record $177 per tonne. Phosphate production volume was 23 percent higher than the third quarter of 2007.
Wholesale EBIT for the fourth quarter of 2007 includes an $11-million increase quarter-over-quarter in stock-based compensation expense, due to a significant increase in our share price. It also includes $7-million in costs related to the previously announced closure of our Kenai nitrogen fertilizer operations. Wholesale EBIT in the fourth quarter of 2006 included a $136-million impairment charge on the carrying value of our Canadian phosphate assets as well as a $13-million gain on sale for divestiture of a non-core oil and gas property in the Canadian Arctic.
Wholesale’s overall natural gas cost in the fourth quarter of 2007 was $5.68/MMBtu compared with $4.97/MMBtu for the same quarter of 2006, due to higher global gas costs quarter-over-quarter. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2007 was $7.03/MMBtu compared with $6.62/MMBtu in the same period of 2006. The AECO (Alberta) basis differential averaged $0.92/MMBtu lower than NYMEX for the fourth quarter of 2007, down slightly from the same period last year.
Included in Other expenses for the fourth quarter of 2007 was a net gain of $5-million on natural gas derivatives, comprised of a $15-million unrealized gain representing the change in fair value of derivatives outstanding at December 31, 2007 and a $10-million realized loss on the settlement of derivatives during the quarter. The comparative net gain for the fourth quarter of 2006 was nil.

     Agrium • 2007 annual report
Advanced Technologies
Advanced Technologies’ fourth quarter 2007 net sales were $70-million compared to $36-million in the fourth quarter of 2006. Gross profit was $15-million in the fourth quarter of 2007, or $8-million higher than the fourth quarter of 2006, driven by increased volumes and margins for ESN®. ESN® sales volumes surpassed 120,000 tonnes in 2007 compared with 58,000 tonnes in 2006. EBIT was a loss of $2-million for the fourth quarter of 2007, consistent with a similar loss of $2-million for the comparative period. Fourth quarter selling, general and administrative expenses have increased over the similar quarter last year due to increased marketing activity and higher incentive accruals. Depreciation and amortization also increased by $2-million quarter-over-quarter. Expenses have increased as we implement our growth strategy in Advanced Technologies.
Other
EBIT for our Other non-operating business segment for the fourth quarter of 2007 was a loss of $64-million compared to a loss of $41-million for the same period last year. The increase in the EBIT loss of $23-million quarter-over-quarter is mainly due to an increase in stock-based compensation expense of $28-million driven by a significant increase in our share price.
Financial Position and Liquidity
Cash provided by operating activities was $337-million in the fourth quarter of 2007. Net earnings less items not affecting cash was a source of cash of $333-million. The net change in non-cash working capital from the third quarter of 2007 to the fourth quarter of 2007 was a source of cash of $4-million. Accounts receivable decreased $11-million, due primarily to a reduction in Retail rebates receivable, as the majority of accrued supplier rebates were received in the fourth quarter. Inventories increased by $74-million, primarily due to higher cost fertilizer product in Retail, partially offset by a seasonal decrease in Wholesale inventories. Prepaid expenses increased due to a significant increase in pre-bought seed inventory in Retail. This was done in order to take advantage of favorable terms and pricing on seed for the 2008 season. Accounts payable and accrued liabilities increased $243-million, driven by builds in Retail inventory and pre-bought inventory, customer prepayments, and increased accruals. Included in accounts payable was $226-million of customer prepayments for product, an increase of $36-million from the end of the third quarter of 2007.
Cash used in investing activities, comprised primarily of capital expenditures, was $156-million for the fourth quarter of 2007. Capital expenditures related to Egypt for the fourth quarter were $111-million and were financed from project financing and previous equity injections. During the quarter we drew $114-million from Egypt project financing credit facilities. The next $314-million of expenditures will be funded by the project financing facility in 2008 before any equity contributions will be funded from the owners.
Cash provided by financing activities was $1.3-billion during the quarter. During the quarter, we closed an offering of 23,706,800 common shares at a price of $58.00 per share representing proceeds of approximately $1.3-billion. We intend to use the net proceeds from the offering to fund a portion of the purchase price for the outstanding shares of common stock of UAP. On December 2, 2007, we entered into an agreement to purchase all of the outstanding shares of common stock of UAP at $39.00 per share. The estimated aggregate cash consideration payable in connection with the UAP acquisition will be approximately $2.15-billion, plus the amount of UAP indebtedness to be assumed or refinanced. Completion is subject to tender of the majority of the outstanding shares of UAP and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act in the United States.
As at December 31, 2007, we had not utilized our accounts receivable securitization facility as our bank indebtedness facilities are currently more economical. At December 31, 2007, our bank indebtedness was $166-million, a decrease of $152-million from the third quarter.
On December 3, 2007, we filed an amendment to our Short Form Base Shelf Prospectus dated August 22, 2007, increasing the amount of available debt, equity and other securities from $1-billion to $3-billion in anticipation of required equity and debt financing related to the proposed acquisition of all of the outstanding shares of UAP. As of December 31, 2007, we had issued net $1.3-billion in equity securities under the Universal Shelf.

Agrium • 2007 annual report
Accounting Estimates and New Accounting Standards

Our consolidated financial statements and accounting policies are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP). A full discussion of our significant accounting policies is provided in note 2 to our 2007 consolidated financial statements.
The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us, as well as consideration of historical trends.
Critical Accounting Estimates
We consider an accounting estimate to be critical if:
•	It requires significant assumptions about matters that are highly uncertain at the time the accounting estimate is made.
•	Different estimates that we could have used in the current period, or changes in accounting estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition, changes in financial condition or consolidated results of operations.

     Agrium • 2007 annual report

The following discussion presents information about our most critical accounting estimates:
Property, plant and equipment
We record property, plant and equipment at cost and include the cost of replacements and betterments and interest capitalized during construction. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services, as well as interest capitalized during construction.
There are two key areas requiring significant estimates in the application of our plant, property and equipment policy:
Impairment
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its “fair value”. Fair value can be affected by a number of factors, including new technology, market conditions for our products, availability of raw material inputs, and estimated service lives of the assets. We review the carrying value of our property, plant and equipment on a regular basis and where it exceeds both the undiscounted cash flow expected to result from the asset’s use and fair value, we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.
Depreciation
We depreciate our property, plant and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors are constantly changing. Therefore, we periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
Intangibles
Intangibles consist of customer relationships, trade names, trademarks, patents and technology, and licensing arrangements. Intangibles with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangibles with indefinite lives are not amortized.
We have determined that trade names have indefinite lives for accounting purposes. These indefinite-lived intangible assets are assessed for impairment on an annual basis, or more often if events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, the difference is expensed as an impairment loss.
Goodwill
Goodwill represents the excess of purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss.

     Agrium • 2007 annual report

Asset retirement obligations
An asset retirement obligation is an existing legal obligation associated with the permanent removal from service of a long-lived asset resulting from the acquisition, construction, development or normal operation of the asset. An asset retirement obligation is recorded at its fair value and is determined using our best estimate of future cash flows required to complete the work, based on current environmental laws and regulations, discounted at our credit-adjusted risk-free interest rate. The obligation is adjusted to present value in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset to which they relate and are depreciated over the asset’s estimated useful life.
Environmental remediation liabilities
Environmental remediation liabilities relate to existing conditions caused by past operations that give rise to a current legal obligation to perform remediation activities. These costs are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on our best estimate of undiscounted cash flows.
Employee future benefits
We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and in the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs for our defined benefit plans are determined annually by independent actuaries, and include current service costs, interest costs of projected benefits, returns on plan assets and amortization of actuarial gains (losses). Our actuaries use a variety of assumptions to determine the pension and post-retirement obligations and costs for our defined benefit plans including the discount rate, the expected rate of return on plan assets, the role of future compensation increases, and health care cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by us.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effect of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of the plan assets, is amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.

     Agrium • 2007 annual report
New Accounting Standards
The following are accounting standards and policy changes adopted during 2007:
Comprehensive Income consists of net income and other comprehensive income (OCI). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. Our OCI consists of gains and losses on translation of self-sustaining foreign operations and gains and losses on the effective portion of cash flow hedges. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of shareholders’ equity on the consolidated balance sheet. Foreign currency translation adjustments consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders’ equity, are now included in AOCI. This standard was adopted on January 1, 2007 and was applied prospectively.
Financial Instruments – Recognition and Measurement – The new standards establish that all financial assets and financial liabilities must be initially recorded at fair value on the consolidated balance sheet. Subsequent measurement is determined by the classification of each financial asset and liability, according to the following categories. This standard was adopted on January 1, 2007 and was applied prospectively.

Subsequent Measurement of Gains or
Financial Instrument Classification	As Classified by Agrium	Losses at Each Period End

Assets or liabilities held for trading	Cash and cash equivalents; derivative financial instruments that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net income

Available for sale financial assets	Other assets – long-term investments	Fair value; unrealized gains and losses recognized in OCI; recognized in net income on sale of the asset or when asset is written down as impaired

Held to maturity investments	None
Amortized cost using the effective interest rate method; recognized in net income, if asset/liability is derecognized or asset is impaired

Loans and receivables	Accounts receivable

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt

Our amortized cost generally corresponds to cost. Certain financial instruments are exempt from the treatment noted above, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. We have investments that consist mainly of equity instruments that are excluded from the new standard. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.
Certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations.
Hedges establishes when and how hedge accounting may be applied, as well as certain disclosure requirements. The standard specifies three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of a net investment in self-sustaining foreign operations. Application of hedge accounting is optional. We have elected to apply hedge accounting to certain derivatives consisting of gas, interest rate and foreign exchange cash flow hedge contracts. This standard was adopted on January 1, 2007 and was applied prospectively.

Agrium • 2007 annual report

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of existing assets or liabilities. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following (millions of U.S. dollars):

Balance sheet category	Gross	Income taxes	Net

Retained earnings
Ineffective portion of qualifying cash flow hedges	$(4)	$1	$(3)

Accumulated other comprehensive income
Unrealized gains on effective cash flow hedges	$8	$(3)	$5

Accounting Standards and Policy Changes Not Yet Implemented
The following are accounting standards and policy changes not yet implemented. We are currently reviewing the impact of these standards.
Financial Instruments - Disclosures, Financial Instruments – Presentation, and Capital Disclosures, require us to provide additional disclosures relating to its financial instruments, including hedging instruments, and about its capital. This standard will be adopted on January 1, 2008.
Inventories establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost. This standard will be adopted on January 1, 2008.
Business Risks
We are exposed to various risks and uncertainties in the normal course of business that can cause variations in results from operations and affect our financial condition. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure ensures sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.
Risks that are unique to our separate Strategic Business Units are managed under the jurisdiction of the Presidents of those Business Units. Corporate Risks fall under the jurisdiction of Corporate Functional Heads. Each Business Unit and Functional Department monitors risks and mitigating actions and formally reviews risk profiles and mitigation plans on a quarterly basis. However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences.

     Agrium • 2007 annual report

The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to manage them.
Unplanned Plant Downtime
The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown due to failure in a plant may result in a significant reduction in product that is available for sale, may affect the environment and or the community, and may cause an injury to an employee or the public.
Mitigating factors and strategies:
•	We have implemented EMS (EH&S) management system which included defined expectations and policy for MOC (Management of Change) for facilities, Risk Management processes / requirements (PHA – Process hazard analysis).

•	We are committed to following sound project management processes to ensure capital projects are executed to the appropriate design standards and completed on schedule and budget.

•	We have implemented operation standards (PMS – Process Management System, RMP – Risk Management Program, NAWOS – Wholesale Operating Standards).

•	Mandatory training programs for Operations, Maintenance, and Technical personnel to ensure appropriate skills and training are in place to maintain and operate the facilities.

•	Capital and Maintenance five year planning program.

•	We have implemented and follow scheduled inspection programs of process equipment.

•	We have established audit programs for EMS, EH&S, RMP, and PMS for compliance and to identify opportunities for continuous improvement.
Product Price & Margin
The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile. A significant change in China, India or Brazil’s crop nutrient consumption or net trade patterns which could have a material impact on nutrient prices and margins.
Mitigating factors and strategies:
•	The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category.

•	The geographic diversity of our customer base (North America, South America, and International) reduces the impact of poor economic, crop or weather conditions in any one region.

•	Our extensive distribution and storage capability can help reduce wholesale variability that may arise from a downturn in demand in a localized area.

•	Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs.

•	Our customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis.

•	We make prepaid forward sales and may lock in nitrogen margins using forward gas price hedging.

•	Our Retail and Advanced Technologies businesses provide stability to our annual cash flows and earnings.

•	Within our Retail business, we have further mitigating factors including:
•	Product and service diversity (fertilizer, chemical, seed and application services).

•	Geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).

Agrium • 2007 annual report

Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our facilities where we purchase gas on the open market, such as at our four nitrogen facilities in Western Canada and our Borger, Texas nitrogen facility. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on the gas distribution system in Argentina and on delivered cost of gas.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.
Mitigating factors and strategies:
•	The Profertil nitrogen facility has gas contracts that are not tied to North American gas prices.

•	We use derivative instruments and other contractual arrangements to manage the risk of gas price volatility.

•	Our practice of adjusting our production rates and sourcing supply for purchased product when conditions dictate reduces our exposure to high natural gas costs.

•	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for our competitors who produce and sell elsewhere in North America.

•	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost natural gas are available.

•	For mining, we have medium-term highly competitive contracts in place with suppliers and maintain high mining standards, employing the latest technologies and techniques to minimize the risk of flooding.

•	As sulphur is a primary raw material used in manufacturing of phosphate fertilizers, the use of long-term contracts and contract pricing off of less volatile market indexes have been implemented to mitigate the market volatility.
Foreign Exchange
A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of goods sold basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate. During the construction phase of our nitrogen production facility in Egypt we are exposed to fluctuations in the value of the U.S. dollar and the Euro.
Mitigating factors and strategies:
•	Exposure to currency fluctuations is partially managed through our currency hedging programs.

     Agrium • 2007 annual report

Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
•	We develop detailed forecasts of product movement needs for each facility and mode of transport.

•	We develop a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium term, and continue to work with industry associations to address these issues.

•	We continually develop and maintain mutually beneficial long-term relationships with major carriers.

•	Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options.

•	We maintain multiple supply points through our extensive distribution network.
Human Resources
The tight labor market across many areas in which we operate, and the associated risk of losing our key individuals, is a risk to the business.
Mitigating factors and strategies:
•	We have a structured annual Succession Planning process focused on actively accelerating the development of leaders through targeted developmental opportunities.

•	We conduct a continuous review and analysis of our Total Compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent.

•	We maintain a focused approach to recruiting, developing and retaining key employees, which will be supported by a formalized Talent Acquisition model currently under development.

Agrium • 2007 annual report

Country
We have significant operations in Canada and the U.S. We also own Wholesale and Retail operations in Argentina and Chile, have a business investment in China, and are expanding international operations into Egypt. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. Argentina has experienced significant fiscal and economic turmoil since 2002. The development of our Egypt nitrogen facility is also subject to certain construction risks.
Mitigating factors and strategies:
•	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate.

•	We hire personnel located in the foreign country or who have operating experience in the foreign country.

•	We obtain non-recourse project financing with consortiums of international banks where appropriate.

•	We maintain excess cash related to international operations in U.S. dollars to the extent practicable.

•	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.

•	We monitor supply conditions, confirm long-term local supply contracts (with a government partner for Egypt), and develop contingency plans to allow higher plant downturn and potential fuel switching capability.
Integration of Acquisitions and Expansions
There is a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment. We may incur borrowings in connection with acquisitions and expansions that increase our indebtedness, which could increase the risk of lowering our credit rating or obtaining sufficient financing in the future for ongoing operational requirements or further acquisitions. There is also an unavoidable risk in any acquisition regarding undisclosed or unknown liabilities.
Mitigating factors and strategies:
•	We have developed a detailed and systematic project review process to analyze the rewards/risks of all significant investment projects, including acquisitions and development expansions. Each major investment project must pass a “gate” process where it is reviewed by an investment strategy committee to ensure it passes key criteria such as strategic fit, economic return or our hurdle rate and various competitive and risk factors.

•	As part of this process we assign specific areas of responsibility to our key personnel with experience in those areas who are then held accountable for results.

•	We conduct extensive due diligence reviews and financial modeling analyses, including the potential impact the acquisition may have on our credit rating or access to credit facilities.

•	We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.

•	We periodically review covenant levels in existing credit facilities and the capital markets outlook to ensure we maintain flexibility for both ongoing operational capital requirements and potential acquisitions.

•	We actively manage financial risk on an ongoing basis through a variety of measures and procedures and ensure we remain within our debt covenants.

     Agrium • 2007 annual report

Legislative Tax
Tax risk includes potential changes to tax laws, or interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.
Mitigating factors and strategies:
•	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants.

•	We have centralized oversight over the tax function in all the jurisdictions in which we operate.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
•	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices.

•	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns.

•	We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales.

Agrium • 2007 annual report
Climate Change
Canada’s federal government introduced the “Clean Air Act” in the fall of 2006. This legislation intends to regulate a multitude of air pollutants, including emissions contributing to climate change. The impact of this shift in policy is yet to be determined, but ammonia is one of the relevant items listed in the legislation to be further regulated. We are working with the government on our own and through our industry association to identify a sustainable way to reduce emissions at our plants and in growers’ fields.
The fertilizer industry is identified as “large final emitter” by Canada’s regulators, and as such, many of our Canadian production facilities will be subject to regulated reductions in greenhouse gas (GHG) emissions. The magnitude and time frame, and thereby the additional regulatory burden and compliance costs incurred, are still to be determined. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.
Mitigating factors and strategies:
•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce all emissions.

•	We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

•	Agrium’s ESN® environmentally friendly, controlled-release nitrogen product has shown the potential to reduce nitrous oxide emissions in the field when loss conditions are present, while enhancing crop yields and farm economics. Nitrous oxide has a much higher GHG effect than carbon dioxide. Our ESN® product has been shown to produce a higher crop yield per unit of nitrogen fertilizer than conventional fertilizers which helps reduce GHG emissions with respect to production, transportation and application of nitrogen fertilizers.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
•	We have established credit procedures that include rigorous assessment of a counterparty’s credit-worthiness and adherence to credit limits.

•	For derivative hedging contracts, we have established counterparty trading limits and netting agreements, and a policy of entering into derivative contracts with counterparties that have investment grade or higher credit ratings.

•	In our Retail segment, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.

     Agrium • 2007 annual report
Environment, Health, & Safety (EH&S)
We face environmental, health and safety and security risks typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas. In 2006, our long-standing risk profile changed with the acquisition of three new businesses that included new markets and advance planning associated with prospective overseas expansions.
One additional risk associated with the 2006 Royster-Clark acquisition is that one of these retail centers continues to carry agricultural-grade ammonium nitrate, which our Wholesale and Retail business segments announced in 2005 that we would no longer produce or carry. No sales of straight agricultural grade ammonium nitrate are made.
Mitigating factors and strategies:
•	We ensure strong board, executive and plant management leadership, engagement and participation on EH&S matters.

•	Highly skilled EH&S personnel are at all levels of the organization.

•	An increasingly well-defined set of EH&S Key Performance Indicators, annual goals and systems is cascaded from the Chief Executive Officer throughout the organization.

•	Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices,” other risk management strategies and new regulations are known, understood and met in a timely fashion.

•	A three-tier system for compliance assurance provides the appropriate levels of management (corporate, business unit, local) with more frequent assessment of their risk reduction opportunities.

•	Annually, we review our EH&S Policy for relevancy and modify it as necessary.

•	We drive responsibility for compliance assurance deeper into the organization, increasing the frequency at which systemic, regulatory and business risk control measures are evaluated and improved for optimal results.

•	We limit the number of farm centers offering ammonium nitrate to one, have established a Retail security plan ensuring that virtually all product is sold as a blend with other fertilizer products and that we blend and apply the product for the grower as much as possible.

•	Our long-term goal is to phase out carrying agricultural-grade ammonium nitrate entirely.

Agrium • 2007 annual report
Controls & Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2007, we did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2007 Annual Report to Shareholders.
There have been no changes in our internal control over financial reporting during both 2007 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

     Agrium • 2007 annual report
Financial Statements and Notes

Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Corporation. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Agrium • 2007 annual report
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2007, the Corporation did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2007 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman
President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer

Calgary, Canada
February 27, 2008

     Agrium • 2007 annual report
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (the “Corporation”) as of December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings, comprehensive income and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 27, 2008

Agrium • 2007 annual report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (the “Corporation”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the financial statements in accordance with Canadian generally accepted auditing standards. With respect to the financial statements for the years ended December 31, 2007 and 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 27, 2008 expressed an unqualified opinion on those financial statements.
Chartered Accountants
Calgary, Canada
February 27, 2008

     Agrium • 2007 annual report
Consolidated
statements of operations and retained earnings

Years ended December 31	2007	2006	2005
(millions of U.S. dollars, except per share amounts)

Sales	5,491	4,373	3,491
Direct freight	221	180	197

Net sales	5,270	4,193	3,294
Cost of product	3,672	3,237	2,256

Gross profit	1,598	956	1,038

Expenses
Selling	471	390	254
General and administrative	125	96	79
Depreciation and amortization	173	169	146
Royalties and other taxes	43	20	45
Asset impairment (note 9)	-	136	-
Other expenses (note 4)	71	73	14

Earnings before interest expense and income taxes	715	72	500

Interest on long-term debt	52	47	47
Other interest	18	16	2

Earnings before income taxes	645	9	451

Current income taxes	85	78	113
Future income taxes	119	(102)	55

Income taxes (note 5)	204	(24)	168

Net earnings	441	33	283

Retained earnings - beginning of year	602	584	392
Transition adjustment (note 2)	(3)	-	-
Common share dividends declared	(16)	(15)	(14)
Common share repurchases	-	-	(77)

Retained earnings - end of year	1,024	602	584

Earnings per share (note 6)

Basic	3.28	0.25	2.14

Diluted	3.25	0.25	2.12

See accompanying notes

Agrium • 2007 annual report
Consolidated
statements of cash flows

Years ended December 31	2007	2006	2005

(millions of U.S. dollars, except per share amounts)

Operating
Net earnings	441	33	283
Items not affecting cash
Depreciation and amortization	173	169	146
Gain on disposal of assets and investments	(4)	(14)	(4)
Future income taxes	119	(102)	55
Stock-based compensation	113	30	13
Unrealized loss on derivative contracts	6	6	-
Unrealized foreign exchange (gain) loss	(50)	6	(6)
Asset impairment	-	136	-
Other	48	(56)	33
Net changes in non-cash working capital (net of changes from acquisitions)
Accounts receivable	(65)	(50)	(50)
Inventories	(184)	180	(76)
Prepaid expenses and deposits	(146)	(32)	(35)
Accounts payable and accrued liabilities	137	(94)	122
Income and other taxes payable	(43)	(29)	(18)
Other	(51)	(28)	(13)

Cash provided by operating activities	494	155	450

Investing
Acquisitions, net of cash acquired	-	(651)	(10)
Capital expenditures	(454)	(209)	(175)
Investment in equity investee	(63)	-	-
(Increase) decrease in other assets	(61)	28	(40)
Proceeds from disposal of assets and investments	17	93	13

Cash used in investing activities	(561)	(739)	(212)

Financing
Common shares issued, net of issuance costs	1,337	33	50
Common share repurchases	-	-	(98)
(Repayment of) bank indebtedness	(61)	212	-
Long-term debt issued	132	296	-
Long-term debt repayment	-	(137)	(126)
Transaction costs on long-term debt	(13)	-	-
Common share dividends paid	(15)	(14)	(14)
Issue of common shares by subsidiary to non-controlling interest	87	3	-
Preferred security repayment	-	-	(175)

Cash provided by (used in) financing activities	1,467	393	(363)

Increase (decrease) in cash and cash equivalents	1,400	(191)	(125)
Cash and cash equivalents – beginning of year	109	300	425

Cash and cash equivalents – end of year	1,509	109	300

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure
Interest paid	69	61	49

Income taxes paid	123	97	132

See accompanying notes

Agrium • 2007 annual report
Consolidated
balance sheets

As at December 31	2007	2006

(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	1,509	109
Accounts receivable (note 7)	821	566
Inventories (note 8)	961	747
Prepaid expenses and deposits	297	137

	3,588	1,559

Property, plant and equipment (note 9)	1,779	1,332
Intangibles (note 10)	73	75
Goodwill (note 11)	178	174
Other assets (note 12)	221	103
Future income tax assets (note 5)	-	22

	5,839	3,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 13)	166	227
Accounts payable and accrued liabilities (note 14)	1,100	715
Current portion of long-term debt (note 15)	1	1

	1,267	943

Long-term debt (note 15)
Recourse	664	669
Non-recourse	119	-

	783	669

Other liabilities (note 16)	358	282
Future income tax liabilities (note 5)	237	131
Non-controlling interests	102	7

	2,747	2,032

Commitments, guarantees, and contingencies (notes 20, 21, and 22 respectively)
Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued and outstanding: 2007 – 158 million (2006 – 133 million)	1,972	617
Contributed surplus	8	5
Retained earnings	1,024	602
Accumulated other comprehensive income	88	9

	3,092	1,233

	5,839	3,265

See accompanying notes
Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk
Director	Director

Agrium • 2007 annual report
Consolidated statements
of comprehensive income and shareholders’ equity

(millions of U.S. dollars, except share data)

					Accumulated
	Millions of	Common			other	Total
	common	share	Contributed	Retained	comprehensive	shareholders’
	shares	capital	surplus	earnings	income	equity

December 31, 2004	132	553	2	392	1	948

Net earnings				283		283
Foreign currency translation adjustment					9	9

Comprehensive income						292

Common share dividends				(14)		(14)
Common share repurchases	(5)	(21)		(77)		(98)
Stock compensation exercise and grants	4	51	1			52

December 31, 2005	131	583	3	584	10	1,180

Net earnings				33		33
Foreign currency translation adjustment					(1)	(1)
Comprehensive income						32

Common share dividends				(15)		(15)
Stock compensation exercise and grants	2	34	2			36

December 31, 2006	133	617	5	602	9	1,233

Transition adjustments for net deferred gains on cash flow hedges (net of tax)				(3)	5	2

January 1, 2007	133	617	5	599	14	1,235

Net earnings				441		441
Unrealized gains on cash flow hedges (a)					10	10
Realized gains on cash flow hedges (b)					9	9
Foreign currency translation adjustment					55	55

Comprehensive income						515

Common share dividends				(16)		(16)
Share issuance (note 15)	24	1,338				1,338
Stock compensation exercise and grants	1	17	3			20

December 31, 2007	158	1,972	8	1,024	88	3,092

(a)	Net of non-controlling interests of $7-million.

(b)	Net of tax and non-controlling interests of $2-million and $3-million, respectively.
See accompanying notes

     Agrium • 2007 annual report
Notes to the
consolidated financial statements

(amounts in millions of U.S. dollars unless otherwise stated)

1. Description of Business
Agrium Inc. (with its subsidiaries, collectively, the “Corporation” or “Agrium”) is a leading global producer and marketer of agricultural nutrients, industrial products and specialty products, and a major retail supplier of agriculture products and services in North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, potash, and phosphate, as well as controlled-release products and micronutrients.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of interests in joint ventures. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, estimated useful lives and impairment of long-lived assets, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, and fair value of financial assets and liabilities. Actual results could differ from those estimates.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
The Corporation evaluates collectibility of specific customer receivables based on a variety of factors depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged off against the allowance when the Corporation determines that it is probable that the receivable will not be recovered. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, and freight to transport the product to the final warehouse facility. Crop nutrients include the Corporation’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Wholesale inventories are valued at the lower of weighted-average cost and net realizable value.
Retail inventories, consisting primarily of crop nutrients, seed and crop protection products, are recorded at the lower of purchased cost on a weighted moving average cost basis, and net realizable value, and include the cost of delivery to move the product to the respective storage facility.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, are recorded at the lower of standard cost on a first-in, first-out basis and net realizable value, and include both direct and indirect production costs.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, betterments, and interest capitalized during construction. Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depreciation is not included in Cost of product.

Agrium • 2007 annual report

Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. The amortization period for customer relationships and technology-based intangibles is five to 15 years and seven to 10 years, respectively. At December 31, 2007 the weighted-average amortization period for finite-lived intangibles is eight years. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or earlier if events have occurred that indicate possible impairment.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the business combination. Goodwill is not amortized; instead it is tested for impairment in the third quarter of each year or earlier if events have occurred that indicate possible impairment. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, then any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed.
Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate the carrying value or changes in the estimated useful life of the asset may not be recoverable. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Other assets
Other assets include long-term investments, long-term receivables, fair value of derivative contracts, deferred costs and investments in equity investees.
Investments in companies where the Corporation has the ability to exercise significant influence are accounted for using the equity method. Agrium’s proportionate share of the results of operations of equity investees is included in the consolidated financial statements.
Deferred costs relate to stripping costs and planned major maintenance (“turnarounds”). Stripping costs that result in a betterment to a mineral property are deferred and charged to Cost of product in the period the related benefit is realized. Turnaround costs of production facilities are deferred and charged to Cost of product on a straight-line basis over the period until the next turnaround, generally one to four years.
Employee future benefits
The Corporation maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains (losses).
The Corporation has additional non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

     Agrium • 2007 annual report

Environmental remediation
Environmental costs that relate to current operations are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Corporation recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Corporation’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through Other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Stock-based compensation
The Corporation has five stock-based compensation plans, which are described in note 19. The Corporation accounts for plans that settle through the issuance of equity using a fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued on a straight-line basis over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, will result in a change to the related liability and accrued compensation expense, which is recognized in the period which the fluctuation occurs.
If an employee is eligible to retire during any vesting period, the Corporation recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Foreign currency translation
The Corporation’s Canadian operations are considered self-sustaining operations and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is reported as a component of accumulated other comprehensive income (“AOCI”) in shareholders’ equity.
The Corporation’s operations with U.S. dollar functional currency are translated using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in Other expenses.

Agrium • 2007 annual report

Financial instruments
Financial assets and liabilities
All financial assets and liabilities are initially recognized at fair value and subsequently measured by the Corporation as follows, unless exempted from derivative accounting treatment as normal purchases and sales:

Financial instrument classification	As classified by Agrium	Subsequent measurement of gains or losses at each period-end

Assets or liabilities held for trading	Cash and cash equivalents and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net income

Available for sale financial assets	Other assets – long-term investments	Fair value; unrealized gains and losses recognized in other comprehensive income (“OCI”); recognized in net income on sale of the asset or when asset is written down as impaired

Held to maturity investments	None
Amortized cost using the effective interest rate method; recognized in net income, if asset/liability is derecognized or asset is impaired

Loans and receivables	Accounts receivable

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt

For the Corporation, amortized cost generally corresponds to cost. Certain financial instruments are exempt from the treatment noted above, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. The Corporation’s investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.
Derivative financial instruments
The Corporation uses derivative financial instruments (“derivatives”) to manage its exposure to foreign exchange rate, interest rate, and commodity price fluctuations. Derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation does not use derivatives for trading or speculative purposes. Changes in the fair value of the derivatives are reported in Other expenses in the period the change occurs.
The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuation in market prices. Foreign currency forward and option contracts are used to manage exposure to changes in cash flows in the Corporation’s Canadian and international operations related to fluctuations in the Canadian/U.S. dollar, U.S. dollar/Euro and Canadian dollar/Euro exchange rates. To manage interest rate exposure the Corporation enters into interest rate swap contracts.
Hedges
The Corporation’s risk management and hedging policies include provisions for hedging of risks beyond the current year relating to natural gas and power for up to three years, foreign exchange for up to three years, and interest rates for up to 10 years. Interest rate risks relating to specific project financing may be hedged for longer periods. Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: a) the derivative is designated and documented as a hedge, and b) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated. Hedge documentation defines all relationships between hedging instruments and hedged items, as well as the Corporation’s risk management objective and strategy for undertaking various hedge transactions. The documentation process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also documents, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in OCI and reclassified to net income when the related hedged transaction is recognized and in the same financial statement category

     Agrium • 2007 annual report

as the corresponding hedged transaction. Derivatives that have not been designated as, or that do not qualify as part of a hedging relationship, are amounted for as assets or liabilities held for trading at fair value with unrealized gains or losses recognized in net income.
If effectiveness ceases or a hedge is de-designated, the Corporation discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in Other expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in AOCI are reclassified to Other expenses.
Significant accounting standard and policy changes

Description	Date and method of adoption	Impact

Comprehensive Income consists of net income and other comprehensive income. OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. The Corporation’s OCI consists of gains and losses on translation of self-sustaining foreign operations and gains and losses on the effective portion of cash flow hedges. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheets. Foreign currency translation adjustments at December 31, 2007 of $64-million (December 31, 2006 – $9-million) consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders’ equity, are now included in AOCI.
	January 1, 2007; prospective, except for retrospective application of reclassification of foreign currency translation adjustments.	Material prospective impact

Financial Instruments – Recognition and Measurement establishes that all financial assets and financial liabilities must be initially recorded at fair value on the consolidated balance sheet. Subsequent measurement is determined by the classification of each financial asset and liability, according to the categories described under “Financial assets and liabilities” above.
	January 1, 2007; prospective	Material prospective impact

Pursuant to this new standard, certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations. Retroactive adoption of the effective interest rate method did not have a material impact.

Hedges establishes when and how hedge accounting may be applied, as well as certain disclosure requirements. The standard specifies three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of a net investment in self-sustaining foreign operations. Application of hedge accounting is optional. The Corporation elected to apply hedge accounting to certain derivatives consisting of gas, interest rate and foreign exchange cash flow hedge contracts.
	January 1, 2007; prospective	See table below

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of the assets or liabilities. Adoption of these standards required changes in accounting for hedges, but otherwise did not have a material impact. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following:

		Income
Balance sheet category (millions of U.S. dollars)	Gross	Taxes	Net

Retained earnings
Ineffective portion of qualifying cash flow hedges	(4)	1	(3)

Accumulated other comprehensive income
Unrealized gains on effective cash flow hedges	8	(3)	5

Agrium • 2007 annual report

Description	Date and method of adoption	Impact

Stripping Costs Incurred in the Production Phase of a Mining Operation requires that costs of removing overburden and mineral waste materials should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or betterment to the mineral property, depending on the benefit received.
	January 1, 2007; prospective	No material impact

Changes in Accounting Policies, Estimates and Corrections of Errors provides guidance as to the application of voluntary changes in accounting policy, and provides for retrospective application of changes in accounting policy and error.
	January 1, 2007; prospective	No material impact

Determining Variability to be Considered in Consolidation of Variable Interest Entities provides guidance in determining the application of accounting standards regarding consolidation of variable interest entities based on analysis of the design of the entity, including its purpose and the nature of risks in the entity.
	January 1, 2007; prospective	No material impact

Income Taxes – the Corporation changed its method of accounting for income tax uncertainties whereby a tax benefit will be recognized if it is more likely than not that the position would be sustained on examination. Previously, a tax benefit was recognized only when it was probable that the position would be sustained on examination. The Corporation believes that the threshold of “more likely than not” is more widely understood than “probable” and, consequently, the new accounting policy provides more reliable and relevant information.
	April 1, 2007; retrospective	No material impact

Accounting Policy Choice for Transaction Costs requires the same accounting policy choice for all similar financial instruments or groups of financial instruments classified as other than held for trading.
	September 30, 2007; retrospective	No material impact

Recent accounting pronouncements not yet adopted

Description	Date and method of adoption	Impact

Financial Instruments – Disclosures, Financial Instruments – Presentation and Capital Disclosures requires the Corporation to provide additional disclosures relating to its financial instruments, hedging arrangements, and share capital.
	January 1, 2008; prospective	Currently being reviewed

Inventories establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.	January 1, 2008; prospective or retrospective	Currently being reviewed

3. Business Acquisitions
Nu-Gro
During the first quarter of 2006, the Corporation acquired 100 percent of the Nu-Gro controlled-release products and professional products businesses. Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment.
Royster-Clark
During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations allocated between the Wholesale and Retail segments. During the second quarter of 2006 the Corporation completed the sale of the East Dubuque, Illinois nitrogen production facility acquired as part of the Royster-Clark acquisition, for $50-million plus $20-million of related working capital. Factors that contributed to goodwill include the complementary strategic fit and resulting synergies the acquisition brings to existing operations, including cost saving opportunities, and the value of the acquired assembled workforce.

     Agrium • 2007 annual report
Pursell Technologies
During the third quarter of 2006, the Corporation acquired 100 percent of certain net assets and technologies of Pursell Technologies (“Pursell”). The assets and technologies are primarily used in the production and sale of controlled-release products. Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment. The Pursell fair value allocation to the net assets acquired was finalized during the second quarter of 2007.

Fair value of net assets acquired	Nu-Gro	Royster-Clark	Pursell	Total

Working capital	24	144	6	174
Property, plant and equipment	23	178	12	213
Future income taxes and other long-term assets	-	70	-	70
Intangibles	21	7	51	79
Goodwill (a)	27	121	22	170
Future income taxes and other long-term liabilities	(9)	(11)	-	(20)
Long-term debt	-	(35)	-	(35)

Total consideration	86	474	91	651

(a)	Goodwill in the Nu-Gro and Royster-Clark acquisitions is not deductible for tax purposes.
4. Other Expenses

	2007	2006	2005

Interest income	(30)	(16)	(22)
Stock-based compensation	113	30	13
Environmental remediation and accretion of asset retirement obligations	5	12	9
Realized and unrealized loss on derivative contracts	20	35	21
Foreign exchange (gain) loss	(41)	3	(5)
Litigation and contract settlements	-	-	(25)
Other	4	9	23

	71	73	14

5. Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2007	2006	2005

Earnings (loss) before income taxes
Canadian	239	(168)	140
Foreign	406	177	311

	645	9	451
Statutory rate (%)	37	38	41

Income taxes at statutory rates	236	4	183
Foreign exchange gains relating to Canadian operations	18	-
Differences in foreign tax rates	(26)	(24)	(19)
Canadian tax rate adjustment	(9)	(18)	-
Manufacturing and processing allowance	(16)	14	(3)
Other	1	-	7

Income taxes	204	(24)	168

Current
Canadian	(5)	79	15
Foreign	90	(1)	98

	85	78	113

Future
Canadian	83	(148)	42
Foreign	36	46	13

	119	(102)	55

	204	(24)	168

Agrium • 2007 annual report

The significant components of future income tax liabilities and assets at December 31 are follows:

	2007	2006

Future income tax liabilities
Depreciation and amortization	160	172
Deferred income	141	24
Other	77	68

Total future income tax liabilities	378	264

Future income tax assets
Loss carry-forwards expiring through 2027	7	46
Asset retirement obligations and environmental liabilities	60	64
Employee future benefits and incentives	67	38
Other	13	27

Future income tax assets before valuation allowance	147	175
Valuation allowance	(6)	(20)

Total future income tax assets, net of valuation allowance	141	155

Net future income tax liabilities	237	109

Future income tax assets	-	(22)
Future income tax liabilities	237	131

Net future income tax liabilities	237	109

6. Earnings per Share

	2007	2006	2005

Numerator
Net earnings	441	33	283

Denominator
Weighted-average number of shares outstanding for basic earnings per share	135	132	132

Dilutive instruments (a)
Stock options (b)	1	1	1

Weighted-average number of shares outstanding for diluted earnings per share	136	133	133

Basic earnings per share	3.28	0.25	2.14

Diluted earnings per share	3.25	0.25	2.12

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2007, there were one million dilutive stock options (December 31, 2006 – two million, December 31, 2005 – five million).
7. Accounts Receivable

	2007	2006

Trade accounts	723	534
Allowance for doubtful accounts	(19)	(17)
Rebates and other non-trade accounts	43	35
Derivative contracts	40	14
Income and other taxes	34	-

	821	566

The Corporation sells, on an ongoing non-recourse basis, an undivided percentage interest in a designated pool of receivables, in an amount not to exceed $200-million (2006 – $200-million). The Corporation has granted a security interest to the financial institution for the sold receivables. Related fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rates. The agreement expires in December 2012 and may be terminated earlier by either party with proper notice and provided certain conditions are met.
Servicing of the receivables sold is performed by the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2007 accounts receivable balances sold were nil (December 31, 2006 – $108-million).

     Agrium • 2007 annual report

8. Inventories

	2007				2006
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	-	148	12	160	-	114	9	123
Finished goods	-	114	33	147	-	157	32	189
Product for resale	544	110	-	654	374	61	-	435

	544	372	45	961	374	332	41	747

9. Property, Plant and Equipment

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land (a)	64	-	64	51	-	51
Building and improvements	478	243	235	443	221	222
Machinery and equipment	2,588	1,578	1,010	2,178	1,289	889
Assets under construction (a)	424	-	424	60	-	60
Other	98	52	46	153	43	110

	3,652	1,873	1,779	2,885	1,553	1,332

(a)	At December 31, 2007 assets under construction of $346-million and land of $7-million relating to the Egypt nitrogen project are pledged as security on the non-recourse debt.
In 2006, following a drilling program and reevaluation of ore reserve life, the Corporation conducted an impairment test to determine the recoverability of its Kapuskasing phosphate mine and associated Redwater phosphate facility assets. Fair value of the assets was estimated using discounted expected future cash flows from the use and disposition of the assets. As a result, the Corporation recorded an impairment charge of $136-million ($95-million net of tax), being the excess of the carrying value of the assets over their estimated fair value.
10. Intangibles

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Trade names (a)	25	-	25	25	-	25
Customer relationships (b)	32	6	26	27	1	26
Technology (b)	23	4	19	23	1	22
Other (b)	5	2	3	2	-	2

	85	12	73	77	2	75

(a)	The Corporation has determined that trade names have indefinite lives for accounting purposes and accordingly are not amortized. The Corporation completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2007 and determined that there was no impairment.

(b)	Amortization expense of finite-lived intangibles for 2007 was $10-million, and over the next five years is estimated to be approximately $7-million annually.
11. Goodwill

	2007			2006
		Advanced			Advanced
	Retail	Technologies	Total	Retail	Technologies	Total

Balance, beginning of year	129	45	174	8	-	8
Acquired during the year	-	-	-	121	45	166
Purchase price allocation adjustments	(2)	4	2	-	-	-
Foreign exchange translation	-	2	2	-	-	-

Balance, end of year (a)	127	51	178	129	45	174

(a)	The Corporation completed its annual test for impairment of goodwill during the third quarter of 2007 and determined that there was no impairment.

Agrium • 2007 annual report

12. Other Assets

	2007	2006

Long-term investments	34	37
Long-term receivables	23	21
Long-term derivative contracts	28	10
Deferred costs(a)	30	13
Employee future benefits	4	5
Investment in equity investee(b)	78	-
Other	24	17

	221	103

(a)	Amortization expense of $26-million was included in Cost of product in 2007 (2006 – $25-million).

(b)	During the second quarter of 2007, the Corporation acquired a 19.6 percent equity position in Hanfeng Evergreen Inc. (“Hanfeng”) a corporation listed on the Toronto Stock Exchange (“TSX”), for $63-million. As at December 31, 2007 the allocation of the cost of the investment for the identifiable assets and liabilities based on their proportionate fair value at the date of acquisition was not finalized. Fair market value of the Corporation’s investment in Hanfeng was $175-million at December 31, 2007.
13. Bank Indebtedness
The Corporation maintains unsecured credit facilities bearing interest at various base rates plus a fixed or variable margin.
During the third quarter of 2007, the Corporation renewed its syndicated revolving $600-million credit facility for an additional five years and added a provision that allows the Corporation to increase the facility by up to $200-million. At December 31, 2007, $82-million (December 31, 2006 – $217-million) had been drawn on this facility, and the weighted-average interest rate was 5.5 percent (December 31, 2006 – 6.0 percent).
During 2007 the Corporation established a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. The facility is renewable annually, and at December 31, 2007, $19-million was outstanding. This facility does not reduce availability under the Corporation’s other credit facilities.
Profertil (note 25) has committed credit facilities that consist of a $15-million non-revolving, and a $25-million revolving, medium term credit facility. Both of these facilities expire in December of 2008. Profertil also has uncommitted credit facilities of $110-million. At December 31, 2007 $64-million (December 31, 2006 – $15-million) had been drawn on the facilities. At December 31, 2007 the weighted-average interest rate on Profertil’s credit facilities was 6.4 percent (December 31, 2006 – 4.9 percent).
Retail operations in South America maintain $80-million of uncommitted and $11-million of committed credit facilities. The amount drawn on these facilities at December 31, 2007 was $52-million (December 31, 2006 – $3-million) and the weighted-average interest rate was 9.0 percent (December 31, 2006 – 6.9 percent).
All credit facilities require the Corporation maintain certain financial ratios and other covenants. Failure to comply with these covenants may trigger early repayment provisions. The Corporation was in compliance with all covenants at December 31, 2007.
14. Accounts Payable and Accrued Liabilities

	2007	2006

Trade	601	409
Non-trade	10	54
Accrued liabilities	458	211
Income and other taxes	-	10
Accrued interest	11	14
Dividends	9	7
Derivative contracts	11	10

	1,100	715

     Agrium • 2007 annual report

15. Long-term Debt

	2007	2006

Recourse debt
Unsecured (a)
7.125% debentures due May 23, 2036	300	300
7.7% debentures due February 1, 2017	100	100
7.8% debentures due February 1, 2027	125	125
8.25% debentures due February 15, 2011	125	125

Secured
Other (b)	22	20

	672	670
Transaction costs (c)	(7)	-
Principal repayments due within one year	(1)	(1)

	664	669

Non-recourse debt
Secured term credit facilities due June 30, 2022 (d)	132	-
Transaction costs (c)	(13)	-

	119	-

	783	669

(a)	These debentures require the Corporation to meet certain financial ratios and covenants. Failure to comply with these covenants may trigger early repayment provisions. The Corporation was in compliance with these covenants at December 31, 2007.

(b)	Includes a capital lease of $19-million with an annual payment of $2-million with the final installment due 2019, relating to land and building with a carrying value of $13-million.

(c)	The Corporation began prospectively offsetting transaction costs against the associated debt in accordance with changes in accounting standards that became effective January 1, 2007.

(d)	The Corporation has credit facilities available to a subsidiary to finance the Egypt nitrogen project. The credit facilities are secured by the assets of the subsidiary. The credit facilities are repayable semi-annually over 12 years beginning in 2010, bearing interest at LIBOR plus 1.02 percent. The project is required to maintain certain financial ratios and other covenants. The principal financial covenant requires maintaining a maximum ratio of project debt to equity of 2:1 throughout the construction period. At December 31, 2007, $808-million was available under this facility. The project was in compliance with all covenants at December 31, 2007.
The Corporation has filed a Base Shelf Prospectus which, as amended, allows issuance of up to $3-billion of debt, equity and other securities for a 25-month period. In conjunction with the tender offer to acquire all the outstanding shares of UAP Holding Corp. (“UAP”), on December 18, 2007, the Corporation issued 21,551,700 common shares at a price of $58.00 per share. On December 20, 2007 the underwriters exercised their over-allotment option to acquire an additional 2,155,100 common shares at a price of $58.00 per share for a total common share issue of 23,706,800 and proceeds of $1.3-billion, net of share issue costs and related tax benefit of $54-million and $16-million, respectively. Following the common share issuance, $1.6-billion remains available under the Base Shelf Prospectus. Terms of any future offerings will be established at the time of offering.
16. Other Liabilities

	2007	2006

Environmental remediation	117	117
Asset retirement obligations	84	71
Stock-based compensation	56	17
Employee future benefits
Pensions	6	12
Post-retirement benefits	57	41
Derivative contracts	29	9
Other	9	15

	358	282

Agrium • 2007 annual report
17. Employee Future Benefits
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2007 are measured with information from September 30, 2007.

Obligations and assets	Defined Benefit Pension Plans			Post-retirement Benefit Plans
	2007	2006	2005	2007	2006	2005

Change in accrued benefit obligations
Balance, beginning of year	184	177	145	82	44	48
Obligations associated with acquisitions (a)	-	4	-	-	-	-
Foreign exchange on Canadian obligations	18	-	2	10	-	-
Interest cost	12	10	9	6	3	2
Service cost	8	7	5	5	3	2
Actuarial (gain) loss	(8)	(11)	23	(11)	32	6
Amendments	-	4	-	-	-	(12)
Transfer from other plans	-	1	-	(1)	1	-
Curtailment gain (b)	(13)	-	-	-	-	-
Benefits paid	(9)	(8)	(7)	(2)	(1)	(2)

Balance, end of year	192	184	177	89	82	44

Change in plan assets
Fair value, beginning of year	140	126	106	-	-	-
Assets associated with acquisitions (a)	-	3	-	-	-	-
Foreign exchange on Canadian assets	13	-	2	-	-	-
Actual return on plan assets	13	10	12	-	-	-
Employer contributions	9	9	13	2	-	-
Benefits paid	(9)	(8)	(7)	(2)	-	-

Fair value, end of year	166	140	126	-	-	-

Unfunded status	26	44	51	89	82	44
Unrecognized net loss	(19)	(31)	(46)	(42)	(48)	(17)
Unrecognized prior service cost	(5)	(5)	-	10	9	11

Accrued employee future benefit liability	2	8	5	57	43	38

Amounts recognized in the consolidated balance sheets consist of:
Other assets: Prepaid employee future benefits	(4)	(5)	(5)	-	-	-
Current liabilities	-	1	2	-	2	1
Other liabilities	6	12	8	57	41	37

	2	8	5	57	43	38

(a)	Obligations and assets associated with acquisitions relate to the Corporation’s acquisition of Royster-Clark Ltd.

(b)	During the third quarter the Corporation recognized a curtailment gain of $10-million relating to its U.S. defined benefit pension plan.

     Agrium • 2007 annual report
The accumulated benefit obligation at September 30, 2007 is $176-million (2006 - $162-million; 2005 - $150-million). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for 2008 is $5-million.

				Defined	Post-
				Benefit	retirement
				Pension	Benefit
Expected benefit payments				Plans	Plans	Total

2008				9	2	11
2009				9	2	11
2010				9	2	11
2011				10	2	12
2012				11	3	14
2013 through 2017				62	21	83

Actuarial calculations of expense				2007	2006	2005

Defined benefit pension plans
Service cost for benefits earned during the year				8	7	5
Interest cost on accrued benefit obligations				12	10	9
Expected return on plan assets				(10)	(9)	(8)
Net amortization and deferral				2	3	1
Curtailment gain				(10)	-	-

Net expense				2	11	7

Post-retirement benefit plans
Service cost for benefits earned during the year				5	3	2
Interest cost on accrued benefit obligations				6	3	2
Net amortization and deferral				1	-	1

Net expense				12	6	5

Defined contribution pension plans				18	14	11

Total expense				32	31	23

Actuarial assumptions (percent)	Future Benefits Obligation			Future Benefits Expense
	2007	2006	2005	2007	2006	2005

Defined benefit pension plans
Discount rate	6	5	5	5	5	6
Long-term rate of return on assets	-	-	-	7	7	8
Rate of increase in compensation levels	4	4	4	4	4	4
Post-retirement benefit plans
Discount rate	5	5	5	5	5	6

Assumed and ultimate health care cost trend rates				2007	2006	2005

Health care cost trend rate assumed for the next fiscal year				8	9	11
Ultimate health care cost trend rate				5	5	5
Fiscal year the rate reaches the ultimate trend rate				2014	2014	2009

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled and is based on high-quality fixed income investments and reflects the plans’ expected cash flows.
The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Agrium • 2007 annual report

	One	One
	Percentage	Percentage
	Point	Point
Effect on assumed health care cost trend rate	Increase	Decrease

Effect on accumulated post-retirement benefit obligation as of September 30, 2007	15	(11)
Effect on total of service and interest cost	2	(1)

Asset allocation and investment strategy
The investment objective of the Corporation is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is the Corporation’s policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of the Corporation’s common shares. Derivative instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative instruments may not be used to create exposures to securities which would not otherwise be permitted under the Corporation’s investment policy.
Defined benefit pension plan asset allocation at September 30, 2007 and 2006, and target allocation for 2008 are as follows:

Defined benefit plans – asset allocation	Target allocation	Plan assets

Asset categories (percent), at September 30,	2008	2007	2006

Equity securities	50 to 74	65	67
Debt securities	26 to 50	32	30
Cash and other	0 to 10	3	3

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2007, and the next required valuation is January 1, 2008.
18. Asset Retirement Obligations
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

	2007	2006

Balance, beginning of year	71	60
Accretion, included in Other expenses	5	5
Additions	-	8
Settlements	(1)	(2)
Foreign exchange	9	-

Balance, end of year	84	71

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $640-million (2006 - $597-million), which will be settled between 2008 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.
19. Stock-based Compensation
The Corporation offers the following plans as part of compensation for services rendered.
Stock Options and Tandem Stock Appreciation Rights Plan (TSARs)
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2007, there were three million common shares (2006 - four million; 2005 - six million) reserved to be issued upon the exercise of outstanding options (which have been granted by the Board of Directors but not yet exercised) with an additional two million common shares (2006 - one million; 2005 - one million) that remain

Agrium • 2007 annual report

available for issuance for further options granted by the Board of Directors. Options vest and become exercisable over a four-year period, commencing one year after the grant date, and are for a term of 10 years.
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Tandem Stock Appreciation Rights (“TSARs”) to all future grants of options. Option holders who are granted TSARs have the right to surrender vested options as equity or as cash. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the TSAR. The Corporation expects the majority of option holders will elect to exercise their TSARs as SARs, surrender their options and therefore receive settlement in cash. In 2007, the Corporation recognized total compensation expense of $39-million (2006 - $8-million; 2005 - $3-million) in connection with options that have TSARs attached.
Stock option and TSARs transactions for the respective years were as follows:

	2007		2006		2005

		Weighted-		Weighted-		Weighted-
		avg.		avg.		avg.
	Options	exercise	Options	exercise	Options	exercise
	outstanding	price	outstanding	price	outstanding	price
	(millions)	(C$)	(millions)	(C$)	(millions)	(C$)

Outstanding,
beginning of year	4	18.85	6	17.26	8	16.62
Granted	-	46.15	1	28.06	2	19.99
Exercised	(1)	17.82	(3)	17.21	(4)	16.79

Outstanding, end of year	3	23.65	4	18.85	6	17.26

Exercisable, end of year	2	17.43	3	16.69	4	16.72

At December 31, 2007	Options Outstanding			Options Exercisable

		Weighted-
		avg.	Weighted-		Weighted-
	Number	remaining	avg.	Number	avg.
	outstanding	contractual	exercise	exercisable	exercise
	at year-end	life	price	at year-end	price
Range of Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	(C$)

Less than 11.86	-	2	11.76	-	11.76
11.86 to 15.85	1	4	14.76	1	14.76
15.86 to 20.15	1	6	18.18	1	17.62
20.16 to 28.46	1	7	25.02	-	22.89
28.47 to 50.60	-	9	46.14	-	-

	3	6	23.65	2	17.43

Cash received from equity settled awards for the year ended December 31, 2007 was $15-million (2006 - $33-million). The related tax benefit received by the Corporation was $3-million (2006 - $1-million).
Stock Appreciation Rights Plan (SARs)
Effective January 1, 2004 the Corporation adopted a program whereby certain employees outside Canada are granted stand-alone SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are primarily granted annually, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2007, the Corporation recognized total compensation expense of $10-million (2006 - $1-million; 2005 - $1-million) in connection with SARs.
Performance Share Unit Plan (PSUs)
Effective October 2003, the Corporation introduced a Performance Share Unit (“PSU”) Plan for executive officers and other eligible employees. PSUs are granted annually and vest on the third anniversary date of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared

Agrium • 2007 annual report
against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, dependent on the Corporation’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Corporation as traded on the New York Stock Exchange (“NYSE”) during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account. On vesting, PSUs are payable to the holder in cash. No common shares are issuable to holders of PSUs.
In 2007, the Corporation recognized compensation expense of $56-million (2006 – $16-million; 2005 – $7-million) in connection with PSUs.
Director’s Deferred Share Unit Plans (DSUs)
The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in Other expenses in the period the change takes place.
In 2007, the Corporation recognized compensation expense of $7-million (2006 – $3-million; 2005 – $2-million) in connection with DSUs.
20. Commitments

	2008	2009	2010	2011	2012

Cost of product

Operating lease commitments	35	26	21	14	11
Natural gas and other (a)	633	46	47	50	52
Power, sulphuric acid and other	147	33	31	29	27
Other
Egypt nitrogen facilities construction (a)	627	205	16	-	-
Long-term debt and capital lease repayments (b)	51	51	102	273	143

Total	1,493	361	217	366	233

(a)	Commitments related to the Egypt nitrogen project are stated at 100 percent.

(b)	Payments include interest.
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Corporation’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2007, expenses for operating leases were $46-million (2006 - $57-million; 2005 - $41-million).
The Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices at December 31, 2007, adjusted for transportation differentials to each production facility.
Agrium has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power (“MWh”) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for about 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 23 percent of the gas under these contracts.
The Corporation holds a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Commitments related to this project include a lump sum turnkey construction

     Agrium • 2007 annual report
contract, a 25-year fixed base-price take-or-pay natural gas contract for the facility, and equipment and property leases. Construction is expected to be completed in 2010.
On December 2, 2007 the Corporation commenced a tender offer to acquire all the outstanding common stock of UAP for $39.00 cash per share for an estimated total aggregate purchase price of $2.17-billion, plus the amount of UAP indebtedness to be assumed or refinanced by the Corporation. The acquisition is subject to certain conditions, including acceptance of at least a majority of the holders of outstanding UAP shares, and regulatory approval in the United States. The Corporation has completed a common share offering for net proceeds of $1.3-billion to partially fund the acquisition and has arranged unsecured credit facilities to provide financing for the acquisition consisting of an 18-month facility of up to $900-million and a five-year term facility totaling $460-million.
21. Guarantees
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases, expiring in 2025. The maximum potential future payments for significant guarantees issued by the Corporation were approximately $24-million as at December 31, 2007.
Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.
22. Contingencies
Environmental remediation
The Corporation expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
The Corporation is investigating environmental claims initially filed in the second quarter of 2005 against a subsidiary of the Corporation and eight other unrelated entities, claiming unspecified compensatory damages for remediation of water supply contamination by products manufactured or distributed by the named defendants. The subsidiary was subsequently named as one of numerous defendants in nine other lawsuits alleging the same or similar set of claims. All lawsuits are being managed as one case. At February 27, 2008, the potential exposure of these lawsuits is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2007, 2006 or 2005.
Agrium was contingently liable at December 31, 2007 for a maximum of $79-million (December 31, 2006 - $65-million) related to a commitment to repurchase certain operating equipment, inventories and accounts receivable from some of the Corporation’s rural marketing agents upon expiry of the agency agreement or resignation of the associate.
23. Financial Instruments
Fair Value
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Corporation estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans is assumed to approximate their carrying value.
The fair value of the Corporation’s unsecured long-term debt is based on quoted market prices. At December 31, 2007, the

Agrium • 2007 annual report
fair value of the Corporation’s long-term debt is $703-million (December 31, 2006 - $703-million) compared to a carrying value of $650-million (December 31, 2006 - $650-million). The weighted-average effective interest rate on long-term debt at December 31, 2007 and 2006 was eight percent.
Hedges
The Corporation’s hedge accounting policies are disclosed in note 2.
During 2007, the Corporation recognized $10-million (net of tax) in OCI representing the effective portion of changes in the fair value of derivatives qualifying as cash flow hedges and $6-million in Cost of product representing the ineffective portion of qualifying cash flow hedges. The Corporation reclassified $5-million of losses to net income from OCI as the hedged transactions were reported in net income. Of the $15-million recorded in AOCI that represents the effective portion of the qualifying cash flow hedges, $7-million is expected to be realized in net income within the next 12 months.
Hedges of future foreign currency obligations
The Corporation periodically enters into foreign currency option and forward contracts to fix the exchange rate, or a range of exchange rates, used to convert a portion of its Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs. The Corporation also purchases foreign currency forward contracts to fix the exchange rates relating to the purchase or construction of certain capital assets denominated in foreign currencies.
Foreign exchange forward contracts outstanding at December 31

	2007				2006

	Foreign		Fair value	Foreign		Fair value
	currencies		assets	currencies		assets
	bought (sold)	Maturities	(liabilities)	bought (sold)	Maturities	(liabilities)

USD/CAD Forwards (a)	-	-	-	USD (86)	2007	(1)
EUR/CAD Forwards (b)	EUR 1	2008	-	EUR 4	2007	1
USD/EUR Forwards (c)	EUR 476	2010	47	-	-	-
USD/CAD Options (d)	-	-	-	USD (3)	2007	-

			47			-

Contract Rates:
(a)	2007: n/a; 2006: 1.1464 to 1.1510.
(b)	2007: 1.4554 to 1.4758; 2006: 1.3790 to 1.4194.
(c)	2007: 1.3492 to 1.3730; 2006: n/a (this contract relates to construction costs of the Egypt nitrogen project).
(d)	2007: n/a; 2006: 1.1300 to 1.1530.
The foreign exchange contracts outstanding at December 31, 2007 are designated as cash flow hedges. At December 31, 2007, a $28-million asset and $19-million asset related to these hedges are reported in Accounts receivable and Other assets, respectively. At December 31, 2006, the fair value of the qualifying foreign exchange derivative contracts was not reported in the consolidated balance sheets.
Hedges of interest rates
Periodically the Corporation enters into interest rate swaps and option agreements to hedge its exposure to interest rate risk on its variable rate debt.
At December 31, 2007 interest rate swap contracts were outstanding to exchange floating rate exposure to fixed rates averaging approximately 5.1 percent over the term of credit facilities relating to the Egypt nitrogen facility. The contracts manage exposure on debt anticipated to be outstanding from 2008 to 2022. An unrealized loss of $18-million (net of non-controlling interest of $12-million) on these contracts is reported in OCI. The current portion of the losses, $4-million, is reported in Accounts payable and accrued liabilities. The non-current portion, $26-million, is reported in Other liabilities. There were no interest rate swaps outstanding at December 31, 2006.
Risk management - commodity prices
The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuations in market prices.
Total change in fair value of non-qualifying derivatives during 2007 of $20-million is reported in Other expenses, of which $13-million has been realized. Of the total change in fair value, $20-million is attributable to gas derivatives and nil is attributable to power contracts.

     Agrium • 2007 annual report

At December 31, 2007, an asset of $9-million and a liability of $3-million related to the commodity derivatives were recorded in Other assets and Other liabilities, respectively. At December 31, 2006, a $4-million unrealized gain, representing the fair value of the qualifying derivative contracts, was not recorded in the consolidated balance sheets.
a) Natural gas
The Corporation purchases substantially all of its natural gas requirements through indexed-price contracts. Periodically the Corporation enters into natural gas forward, swap and option contracts to protect its future cash flows from the potential adverse impact of rising natural gas prices.
Effective July 1, 2007, the Corporation elected to discontinue hedge accounting on natural gas derivative contracts that had been previously designated as cash flow hedges. Changes in the fair value of these contracts subsequent to July 1, 2007 are reported in net income. At December 31, 2007 a net gain of $12-million attributed to de-designated cash flow hedges remains in AOCI and is expected to be reported in net income over the next 32 months.

Natural gas derivative contracts outstanding at December 31
	2007			2006
			Fair value			Fair value
	Notional		assets	Notional		assets
	(BCF)	Maturities	(liabilities)	(BCF)	Maturities	(liabilities)

NYMEX contracts
Swaps (a)	41	2008 to 2011	(8)	13	2007 to 2010	(12)
Collars (swap with options) (b)	5	2008 to 2009	-	21	2007 to 2009	5
Call spreads (c)	9	2008 to 2009	11	17	2007 to 2009	14
AECO contracts
Swaps (d)	7	2008	1	8	2007	(5)
Collars (swap with options) (e)	-	-	-	2	2007	-

	62		4	61		2

Contract Rates:
(a)	2007: 7.320 to 9.475; 2006: 8.095 to 9.475.
(b)	Swap - 2007: 8.400 to 9.400; 2006: 8.400 to 9.875. Put strike - 2007: 8.400 to 9.400; 2006: 8.400 to 9.875. Call strike - 2007: 9.950 to 10.900; 2006: 9.950 to 11.700.
(c)	Lower floor strike price - 2007: 5.410 to 5.820; 2006: 5.410 to 6.175. Upper floor strike price - 2007: 7.050 to 7.920; 2006: 7.050 to 8.680.
(d)	2007: 6.070 to 6.645; 2006 - 7.213 to 9.034.
(e)	Put strike - 2007: n/a; 2006: 8.472 to 8.497. Call strike - 2007: n/a; 2006: 11.003 to 11.247.
b) Power
The Corporation also periodically enters into heat rate swap contracts to protect future cash flows from adverse impacts of its exposure to fluctuations in Alberta Power Pool prices. At December 31, 2007 the following heat rate derivative contracts were outstanding:

Power derivative contracts outstanding at December 31
	2007			2006
			Fair value			Fair value
	Notional		assets	Notional		assets
	(GWh)	Maturities	(liabilities)	(GWh)	Maturities	(liabilities)

Swaps (a)	141	2008	4	281	2007 to 2008	6

Contract Rates:
(a)	2007: 47.35 to 61.41; 2006: 47.35 to 68.50.

Agrium • 2007 annual report

Interest Rate Risk
The Corporation manages interest rate risk by having a combination of fixed and floating instruments.
The Corporation’s exposure to floating rate risk is generally limited to short-term debt and certain cash and cash equivalents. Fixed rate risk is generally limited to the Corporation’s long-term debt. The Corporation manages its interest rate and price risks by entering into interest rate swaps.
Credit Risk
The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk. The Advanced Technologies business unit mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market.
The Corporation may be exposed to certain losses in the event that counterparties to derivatives contracts are unable to meet their contractual obligations. The Corporation manages this credit risk by entering into contracts with counterparties that have investment grade or higher credit ratings. The Corporation anticipates that all counterparties will meet their obligations under the derivative contracts.
24. Segmentation
The Corporation has an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of crop nutrients, crop protection products and seed, services and other, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies comprises the production and sale of controlled-release and other professional products.
Corporate is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.
In 2006, the Corporation revised the composition and names of its reporting segments to correspond with the strategic business unit structure and internal reporting. Prior periods were restated for comparative purposes. The Corporation previously reported Wholesale segment information separately for North America Wholesale and South America Wholesale. The Nu-Gro and Pursell controlled-release and professional products businesses, along with the Corporation’s existing controlled-release products, were included in the Advanced Technologies segment.
In 2005 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods were restated for comparative purposes.

	2007
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	2,458	2,595	217	-	5,270
- inter-segment	8	250	32	(290)	-

Total net sales	2,466	2,845	249	(290)	5,270

Cost of product	1,790	1,971	194	(283)	3,672

Gross profit	676	874	55	(7)	1,598

Expenses
Selling	442	27	10	(8)	471
General and administrative	21	22	18	64	125
Depreciation and amortization	33	119	16	5	173
Royalties and other taxes	14	29	-	-	43
Other (income) expenses	(11)	10	(2)	74	71

Earnings (loss) before interest expense and income taxes	177	667	13	(142)	715

Net working capital	435	931	44	911	2,321

Property, plant and equipment	181	1,448	103	47	1,779

Total assets	1,850	4,305	372	(688)	5,839

Capital expenditures	41	458	3	2	504

     Agrium • 2007 annual report

	2006
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	1,975	2,126	92	-	4,193
- inter-segment	-	143	9	(152)	-

Total net sales	1,975	2,269	101	(152)	4,193

Cost of product	1,480	1,834	82	(159)	3,237

Gross profit	495	435	19	7	956

Expenses
Selling	361	30	5	(6)	390
General and administrative	23	29	7	37	96
Depreciation and amortization	30	125	8	6	169
Asset impairment	-	136	-	-	136
Royalties and other taxes	11	8	-	1	20
Other (income) expenses	(25)	16	-	82	73

Earnings (loss) before interest expense and income taxes	95	91	(1)	(113)	72

Net working capital	284	559	(29)	(198)	616

Property, plant and equipment	176	1,019	99	38	1,332

Total assets	1,104	2,911	277	(1,027)	3,265

Capital expenditures	22	164	1	22	209

	2005
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	1,242	2,052	-	-	3,294
- inter-segment	-	144	-	(144)	-

Total net sales	1,242	2,196	-	(144)	3,294

Cost of product	895	1,501	-	(140)	2,256

Gross profit	347	695	-	(4)	1,038

Expenses
Selling	239	20	-	(5)	254
General and administrative	10	25	-	44	79
Depreciation and amortization	17	122	-	7	146
Royalties and other taxes	7	35	-	3	45
Other (income) expenses	(22)	1	-	35	14

Earnings (loss) before interest expense and income taxes	96	492	-	(88)	500

Net working capital	418	660	-	(322)	756

Property, plant and equipment	85	1,175	-	25	1,285

Total assets	753	2,739	-	(707)	2,785

Capital expenditures	18	151	-	6	175

Agrium • 2007 annual report

	2007			2006			2005
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

Retail
Crop nutrients	1,453	1,118	335	1,065	848	217	626	485	141
Crop protection products	619	438	181	591	437	154	458	328	130
Seed, services and other	394	234	160	319	195	124	158	82	76

	2,466	1,790	676	1,975	1,480	495	1,242	895	347

Wholesale
Nitrogen
Ammonia	508	383	125	440	387	53	613	471	142
Urea	765	439	326	681	484	197	732	459	273
UAN solutions, sulphate, other	462	352	110	255	214	41	277	213	64
Total Nitrogen	1,735	1,174	561	1,376	1,085	291	1,622	1,143	479

Phosphate	466	348	118	298	271	27	319	260	59
Potash	305	138	167	213	115	98	255	98	157
Product purchased for resale	339	311	28	382	363	19	-	-	-

	2,845	1,971	874	2,269	1,834	435	2,196	1,501	695

Advanced Technologies Controlled- release products	208	162	46	68	56	12	-	-	-
Other	41	32	9	33	26	7	-	-	-

	249	194	55	101	82	19	-	-	-

Other inter-segment eliminations	(290)	(283)	(7)	(152)	(159)	7	(144)	(140)	(4)

Total	5,270	3,672	1,598	4,193	3,237	956	3,294	2,256	1,038

	2007			2006			2005
	Net			Net			Net
	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill

Canada	1,033	824	17	652	706	17	745	760	-
United States	3,659	381	161	2,954	400	157	1,846	293	8
Argentina	373	221	-	251	226	-	222	232	-
Other	205	353	-	336	-	-	481	-	-

	5,270	1,779	178	4,193	1,332	174	3,294	1,285	8

     Agrium • 2007 annual report
25. Joint Ventures
The consolidated balance sheets, statements of operations and retained earnings, and statements of cash flows include on a proportionate basis the Corporation’s 50 percent interest in Profertil S.A., Alida Limited Company, and Florala, LLC joint ventures.
A summary of the Corporation’s interest in the joint ventures at December 31 is as follows:

Balance Sheets	2007	2006

Current assets	82	43
Long-term assets	210	217

	292	260

Current liabilities	59	32
Long-term liabilities	4	6

	63	38

Proportionate share of net assets of the joint ventures	229	222

Statements of Operations	2007	2006	2005

Net sales	261	183	169
Expenses	173	85	93
Income taxes	32	36	31

Proportionate share of net earnings of the joint ventures	56	62	45

Statements of Cash Flows	2007	2006	2005

Operating activities	51	60	85
Investing activities	(5)	(6)	(4)
Financing activities	(47)	(67)	(139)

Proportionate share of decrease in cash and cash equivalents of joint ventures	(1)	(13)	(58)

Consolidated retained earnings include cumulative earnings from the Corporation’s interest in joint ventures of $56-million for the year ended December 31, 2007 (2006 – $44-million).
Commitments and contingencies presented in note 20 and 22 respectively include the Corporation’s proportionate share of commitments and contingencies of the joint ventures.
26. Related Party Transactions
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2007 were $120-million (2006 – $74-million; 2005 – $97-million) at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2007 were $10-million (2006 – $16-million; 2005 – $17-million) and are settled on normal trade terms.

Agrium • 2007 annual report
11-Year
financial highlights

For the year ended December 31
(millions of U.S. dollars, except per share data and ratios)
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Income Statement
Net sales	1,938	1,805	1,716	1,873	2,063	2,083	2,499	2,838	3,294	4,193	5,270
Gross profit	689	581	489	547	547	519	739	905	1,038	956	1,598
EBIT (a)(c)(d)(e)	354	228	131	163	31	64	21	467	500	72	715
EBITDA (b)(c)	439	320	224	270	172	212	396	623	646	377	888
Net earnings (loss) (d)(e)	182	113	52	73	(57)	(11)	(37)	266	283	33	441
Diluted earnings (loss) per common share (d)(e)	1.40	0.87	0.46	0.62	(0.49)	(0.08)	(0.29)	1.91	2.12	0.25	3.25
Interest	46	50	51	52	91	85	80	69	49	63	70
Dividends per common share	0.08	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11

Cash Flow
Cash provided by operating activities	284	279	152	247	76	213	175	440	450	155	494
Capital expenditures	144	174	234	179	164	52	99	82	175	209	454

Balance Sheet
Non-cash working capital	398	277	249	299	283	210	217	359	458	734	978
Total assets	1,678	1,804	1,980	2,391	2,404	2,197	2,278	2,661	2,785	3,265	5,839
Total debt	553	685	852	1,023	1,187	969	942	775	477	897	950
Shareholders’ equity	624	545	583	666	540	561	612	948	1,180	1,233	3,092

Common Share Statistics
Average shares outstanding (in millions)	129	120	113	112	115	123	126	131	132	132	135
Closing share price (U.S.$)	12.19	8.69	7.88	14.63	10.60	11.31	16.46	16.85	21.99	31.49	72.21
Market capitalization (f)	1,536	999	883	1,682	1,219	1,425	2,090	2,224	2,881	4,188	11,409
Profitability Ratios

Return on average invested capital (%) (c)	18	12	7	7	-	3	1	20	19	3	17
Return on average invested capital (%) (c)(g)	18	12	7	7	-	3	1	20	19	3	17
Return on average common shareholders’ equity (%) (c)	28	19	9	12	(10)	(2)	(7)	35	27	3	21
Debt Ratios

Debt-to-capital (%) (c)	47	56	59	61	69	63	61	45	29	42	24
Debt-to-capital (%) (c)(g)	47	56	59	61	69	63	61	45	29	42	21
EBITDA interest coverage (c)	9.5	6.4	4.4	5.2	1.9	2.5	5.0	9.0	13.2	6.0	12.7
Certain comparative figures have been reclassified to conform to the current year’s presentation.

(a)	Earnings (loss) before interest expense and income taxes.

(b)	Earnings (loss) before interest expense and income taxes, depreciation, amortization and asset impairment.

(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.

(d)	Data for 2003 includes an impairment charge on our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).

(e)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million after tax).

(f)	Market capitalization is calculated as period-end common shares outstanding multiplied by period-end share price.

(g)	Excludes non-recourse debt.

     Agrium • 2007 annual report
            Directors & Officers

Agrium Board of Directors
Frank W. Proto, Board Chair
Neil Carragher
Ralph S. Cunningham
D. Grant Devine
Germaine Gibara
Russell K. Girling
Susan A. Henry
Russell J. Horner
A. Anne McLellan, P.C.
Derek G. Pannell
Michael M. Wilson
Victor J. Zaleschuk

Agrium Officers
Michael M. Wilson	President & Chief Executive Officer
Bruce G. Waterman	Senior Vice President, Finance & Chief Financial Officer
Richard L. Gearheard	Senior Vice President and President, Retail Business Unit
James M. Grossett	Senior Vice President, Human Resources
Andrew K. Mittag	Senior Vice President, Corporate Development & Strategy
Leslie A. O’Donoghue	Senior Vice President, General Counsel & Corporate Secretary
Ron A. Wilkinson	Senior Vice President and President, Wholesale Business Unit
William (Bill) A. Boycott	Vice President and President, Advanced Technologies Business Unit
Stephen G. Dyer	Vice President, Manufacturing
Patrick J. Freeman	Vice President & Treasurer
Kevin R. Helash	Vice President, Marketing & Distribution
Angela S. Lekatsas	Vice President & Corporate Controller
Gordon R. Miller	Vice President, Retail West Region
Christopher W. Tworek	Vice President, Supply Management
Thomas E. Warner	Vice President, Retail East Region

Financial Highlights
Earnings (loss) & operating cash flows (millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2007	2006	2005

Net sales	821	2,034	989	1,426	5,270	4,193	3,294
Cost of product	633	1,462	684	893	3,672	3,237	2,256

Gross profit	188	572	305	533	1,598	956	1,038

Gross profit (%)	23	28	31	37	30	23	32
Expenses
Selling	100	125	109	137	471	390	254
General and administrative	22	34	30	39	125	96	79
Depreciation and amortization	42	42	44	45	173	169	146
Asset impairment	-	-	-	-	-	136	-
Royalties, resources and other taxes	9	10	11	13	43	20	45
Other expenses	15	(2)	9	49	71	73	14

Earnings before interest expense and income taxes	-	363	102	250	715	72	500
Interest	16	17	18	19	70	63	49

(Loss) earnings before income taxes	(16)	346	84	231	645	9	451
Income taxes	(5)	117	33	59	204	(24)	168

Net (loss) earnings	(11)	229	51	172	441	33	283

Add (deduct)
Depreciation and amortization	42	42	44	45	173	169	146
Gain on dispoal of assets and investments	-	-	-	(4)	(4)	(14)	(4)
Future income taxes	(1)	53	17	50	119	(102)	55
Stock-based compensation	28	12	23	50	113	30	13
Unrealized loss (gain) on derivative contracts	2	(3)	20	(13)	6	6	-
Unrealized foreign exchange loss (gain)	1	(25)	(23)	(3)	(50)	6	(6)
Asset impairment	-	-	-	-	-	136	-
Other	(3)	2	13	36	48	(56)	33
Net changes in non-cash working capital (net of changes from acquisitions)	107	(239)	(224)	4	(352)	(53)	(70)

Cash provided by (used in) operating activities	165	71	(79)	337	494	155	450

EBITDA	42	405	146	295	888	377	646
Capital expenditures	26	158	113	207	504	209	175
Basic (loss) earnings per share	(0.08)	1.71	0.38	1.25	3.28	0.25	2.14
Diluted (loss) earnings per share	(0.08)	1.70	0.38	1.24	3.25	0.25	2.12

Consolidated balance sheets (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2007	2006	2005

ASSETS
Current assets
Cash and cash-equivalents	45	55	41	1,509	1,509	109	300
Accounts receivable	575	811	832	821	821	566	443
Inventories	1,056	716	887	961	961	747	533
Prepaid expenses and deposits	180	215	360	297	297	137	91

	1,856	1,797	2,120	3,588	3,588	1,559	1,367

Property, plant and equipment	1,327	1,381	1,426	1,779	1,779	1,332	1,285
Intangibles	72	73	75	73	73	75	-
Goodwill	174	180	181	178	178	174	8
Other assets	107	174	209	221	221	103	103
Future income tax assets	24	10	11	-	-	22	22

	3,560	3,615	4,022	5,839	5,839	3,265	2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	24	150	318	166	166	227	5
Accounts payable and accrued liabilities	1,213	769	857	1,100	1,100	715	579
Current portion of long-term debt	1	1	1	1	1	1	30

	1,238	920	1,176	1,267	1,267	943	614

Long-term debt
Recourse	664	664	664	664	664	669	442
Non-recourse	-	-	5	119	119	-	-

	664	664	669	783	783	669	442

Other liabilities	257	267	277	358	358	282	272
Future income taxes	142	188	210	237	237	131	272
Non-controlling interests	8	81	101	102	102	7	5

	2,309	2,120	2,433	2,747	2,747	2,032	1,605

Shareholders’ equity
Share capital
Common shares	625	626	629	1,972	1,972	617	583
Contributed surplus	5	5	5	8	8	5	3
Retained earnings	588	810	861	1,024	1,024	602	584
Accumulated other comprehensive income	33	54	94	88	88	9	10

	1,251	1,495	1,589	3,092	3,092	1,233	1,180

	3,560	3,615	4,022	5,839	5,839	3,265	2,785

Segmented Financial Information
Gross profit by business segment & product line (millions of U.S. dollars, except margin per tonne amounts)
The supplementary financial and performance data set out below and on the reverse contains certain financial information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP.

	2007									2006

					Sales				Inventory					Sales				Inventory
	Net	Cost of	Gross	Gross	Tonnes	Sales	COGS	Margin	Tonnes	Net	Cost of	Gross	Gross	Tonnes	Sales	COGS	Margin	Tonnes
	Sales	Product	Profit	Profit %	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	(000s)	Sales	Product	Profit	Profit %	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	(000s)

Retail
Crop nutrients	1,453	1,118	335	23						1,065	848	217	20
Crop protection products	619	438	181	29						591	437	154	26
Seed, services and other	394	234	160	41						319	195	124	39

Total Retail	2,466	1,790	676	27						1,975	1,480	495	25

North America	2,206	1,579	627	28						1,810	1,345	465	26
International	260	211	49	19						165	135	30	18

Wholesale
Nitrogen
Ammonia	508	383	125	25	1,282	396	298	98	207	440	387	53	12	1,269	347	305	42	277
Urea	765	439	326	43	2,162	354	203	151	144	681	484	197	29	2,582	264	188	76	173
UAN, Sulphate and other	462	352	110	24	1,750	264	201	63	280	255	214	41	16	1,209	211	177	34	322

Total nitrogen	1,735	1,174	561	32	5,194	334	226	108	631	1,376	1,085	291	21	5,060	272	214	58	772

North America	1,475	1,033	442	30	4,321	341	239	102		1043	900	143	14	3667	284	245	39
International	260	141	119	46	873	298	162	136		333	185	148	44	1393	239	133	106

Phosphate	466	348	118	25	1,021	456	340	116	95	298	271	27	9	906	329	299	30	140

Potash	305	138	167	55	1,684	181	82	99	154	213	115	98	46	1,279	167	90	77	144

North America	185	84	101	55	866	214	97	117		143	80	63	44	731	196	110	86
International	120	54	66	55	818	147	66	81		70	35	35	50	548	128	64	64

Total manufactured product	2,506	1,660	846	34	7,899	317	210	107	880	1,887	1,471	416	22	7,245	260	203	57	1,056
Product purchased for resale	339	311	28	8	968	350	321	29		382	363	19	5	1,524	250	238	12

Total Wholesale	2,845	1,971	874	31	8,867	321	222	99	880	2,269	1,834	435	19	8,769	259	209	50	1,056

Advanced Technologies
Controlled-release products	208	162	46	22						68	56	12	18
Other	41	32	9	22						33	26	7	21

Total Advanced Technologies	249	194	55	22						101	82	19	19

Other inter-segment eliminations	(290)	(283)	(7)							(152)	(159)	7

Total	5,270	3,672	1,598	30						4,193	3,237	956	23

Segmented financial results (millions of U.S. dollars)

	2007									2006

					Advanced									Advanced
	Retail		Wholesale		Technologies		Other		Total	Retail		Wholesale		Technologies		Other		Total

Net sales	2,466		2,845		249		(290)		5,270	1,975		2,269		101		(152)		4,193
Cost of product	1,790		1,971		194		(283)		3,672	1,480		1,834		82		(159)		3,237

Gross profit	676		874		55		(7)		1,598	495		435		19		7		956
Gross profit (%)	27		31		22				30	25		19		19				23
Expenses
Selling	442		27		10		(8)		471	361		30		5		(6)		390
General and administrative	21		22		18		64		125	23		29		7		37		96
Depreciation and amortization	33		119		16		5		173	30		125		8		6		169
Asset impairment	-		-		-		-		-	-		136		-		-		136
Royalties, resources and other taxes	14		29		-		-		43	11		8		-		1		20
Other (income) expenses	(11)		10		(2)		74		71	(25)		16		-		82		73

Earnings (loss) before interest expense and income taxes	177		667		13		(142)		715	95		91		(1)		(113)		72
Interest									70									63

Earnings before income taxes									645									9
Income taxes									204									(24)

Net earnings									441									33

Capital expenditures	41		458		3		2		504	22		164		1		22		209

Performance

Key ratios (millions of U.S. dollars except where otherwise noted)	2007	2006	2005

DATA
Net sales	5,270	4,193	3,294
EBITDA	888	377	646
Net earnings	441	33	283
Cash flow from operations	494	155	450
Working capital	2,321	616	753
Total assets	5,839	3,265	2,785
Total debt	950	897	477
Shareholders’ equity	3,092	1,233	1,180
Enterprise value	10,922	4,976	3,080

Number of employees	6,618	6,554	4,719

VALUE RATIOS (:1 except per share amounts)
EBITDA per share	6.58	2.86	4.90
Price to earnings ratio (P/E)	22	32	10
Price to cash flow (P/CF)	20	27	6
Enterprise value to EBITDA	12	13	5
Enterprise value to EBITDA(a)	12	13	5
Price to book value	3.7	3.4	2.4
Shareholders’ equity to total assets(b)	0.5	0.4	0.4
Book value per common share(b)	19.42	9.27	9.01

LIQUIDITY RATIOS (:1)
Quick ratio	2.1	0.9	1.4
Current ratio	2.8	1.7	2.2
Working capital to sales	0.4	0.1	0.2
Net sales to total assets	0.9	1.3	1.2
Total asset turnover	1.2	1.4	1.2

PROFITABILITY RATIOS (%)
Return on average invested capital(b)	17	3	19
Return on average invested capital(a)(b)	3	19
Return on average shareholders’ equity(b)	21	3	27

DEBT RATIOS (:1 except percentages)
Debt to capital (%)(b)	24	42	29
Debt to capital (%)(a)(b)	21	42	29
Net debt to capital (%)(b)	(22)	39	13
Net debt to capital (%)(a)(b)	(28)	39	13
EBIT interest coverage	10.2	1.1	10.2
EBITDA interest coverage	12.7	6.0	13.2

(a)	Excludes non-recourse debt
(b)	Excludes realized and unrealized gains and losses on cash flow hedges
Definitions

Quick ratio =	current assets - inventories
current liabilities

Return on average shareholders’ equity =	net earnings (loss)
average shareholders’ equity

EBIT interest coverage =	EBIT
interest expense

EBITDA interest coverage =	EBITDA
interest expense

Enterprise value =	(total debt at book value - cash)
+(diluted shares outstanding x closing share price)

Current ratio =	current assets
current liabilities

EBIT =	earnings (loss) before interest expense and taxes

EBITDA =	earnings (loss) before interest expense, taxes,
depreciation, amortization and asset impairment

Debt-to-capital =	debt (long-term debt, including current portion + bank indebtedness)
debt + common shares + retained earnings + cumulative translation adjustment

Return on average invested capital =	EBIT after income taxes
average invested capital

Price-to-earnings =	closing share price
net earnings + asset impairment (after tax)

Capital Stock & Trading History
Common share data (millions, except where otherwise noted)

		2007	2006	2005

Average share price	US$	45.13	25.51	19.63
Closing share price	US$	72.21	31.49	21.99
Average share price	C$	47.69	28.89	23.69
Closing share price	C$	71.67	36.54	25.62
Period end common shares outstanding		158	133	131
Period end diluted shares outstanding		159	133	132
US trading volume		393	160	138
Canadian trading volume		199	127	132
Total trading volume		592	287	270
Market capitalization	US$	11,409	4,188	2,881
Market capitalization	C$	11,324	4,860	3,356
Dividends per share		11¢	11¢	11¢

Debt ratings

as at December 31, 2007	Senior Unsecured Notes and Debentures

Moody’s Investors Service	Baa2
Dominion Bond Rating Service	BBB
Standard & Poor’s	BBB

Share Price & Volume History

General Information
Annual Wholesale production capacity by product group (000s of tonnes)

	Nitrogen	Phosphate	Potash

Canada
Carseland, Alberta	670
Ft. Saskatchewan, Alberta	650
Joffre, Alberta	480
Redwater, Alberta	1,665	680
Standard/Granum, Alberta	120
Vanscoy, Saskatchewan			2,100

Total Canada	3,585	680	2,100

United States
Borger, Texas	529
Cincinnati, Ohio (a)	110
Conda, Idaho		577
Kennewick, Washington (a)	430
West Sacramento, California (a)	204
Rainbow facilities (b)	315

Total United States	1,588	577	-

International
Kenai, Alaska	664
Profertil, Argentina (c)	635

Total International	1,299	-	-

Total	6,472	1,257	2,100

(a)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea, and Nitric Acid.

(b)	Rainbow facilities refer to Agrium’s NPK granulated products.

(c)	Represents 50% Profertil S.A. production.
Product analysis

	Nutrient
	Nitrogen	Phosphorous	Potassium	Sulphur
	(%N)	(%P2O5)	(%K2O)	(%S)

Anhydrous ammonia	82	-	-	-
Urea	46	-	-	-
Urea ammonium nitrate solutions (UAN)	28-32	-	-	-
Monoammonium phosphate (MAP)	11	52	-	-
Superphosphoric acid (SPA)	-	70	-	-
Muriate of potash	-	-	60	-
Ammonium sulphate	21	-	-	24

Production factors

Ammonia (82% N)	production of 1 tonne of ammonia requires:
32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires:
0.58 tonne of ammonia
0.76 tonne of carbon dioxide

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires:
0.15 tonne of ammonia
1.35 tonnes of 40% P2O5 phosphoric acid
1 tonne of phosphoric acid requires:
1.32 tonnes of phosphate rock
1.12 tonnes of sulphuric acid

UAN (32% N)	production of 1 tonne of UAN requires:
0.44 tonne of ammonium nitrate
0.35 tonne of urea

Corporate & Shareholder Information

Corporate and Wholesale Head Office
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
Advanced Technologies Head Office
10 Craig Street
Brantford, ON N3R 7J1
Telephone (519) 757-0077
Fax (519) 757-0080
Retail Head Offices
UNITED STATES OF AMERICA
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478
SOUTH AMERICA
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 — Piso 2
(1640) Buenos Aires
Buenos Aires Province, Argentina
Telephone 54-11-4717-6441
Fax 54-11-4717-4833
Miguel Morley, General Manager
Wholesale Sales Office
CANADA
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Breen Neeser, Senior Director, Western Sales
UNITED STATES OF AMERICA
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, Senior Director, Eastern Sales
ARGENTINA
Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8029
Antonio Allegretta, General Manager
Stock exchanges and trading symbol
Common shares are listed on the Toronto and New York Stock Exchanges under AGU.
Dividend information
A cash dividend of 5.5 cents U.S. per common share was paid on January 10, 2008 to shareholders of record on December 31, 2007. A cash dividend of 5.5 cents U.S. per common share was paid on July 5, 2007 to shareholders of record on June 14, 2007.
Investor & media relations contact
Richard Downey
Senior Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
Privacy Officer
Telephone (403) 225-7542
Toll Free (877) 247-4866
E-mail: privacyofficer@agrium.com
Auditors
KPMG LLP
Suite 2700, 205 — 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
Transfer agent — common shares
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Trustee — unsecured notes and debentures
The Bank of New York Trust Company, N.A.
2001 Bryan Street, 9th Floor
Dallas, Texas 75201
Attn: Bondholder Relations
Telephone: (800) 275-2048 or (800) 254-2826
http://bondholders.bankofny.com
Corporate web site
www.agrium.com
Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust Company.
Compliance with NYSE Listing Standards on Corporate Governance
Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www.agrium.com for further information.

Agrium Inc.
Corporate Headquarters
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
T. (403) 225-7000
Agrium U.S. Inc.
United States Headquarters
Suite 1700, 4582 South Ulster Street
Denver, Colorado, U.S. 80237
T. (303) 804-4400
NYSE and TSX: AGU
www.agrium.com